Form 10-K, Exhibit 13
period 1997-07-31
PUMA TECHNOLOGY INC
filed 1997-10-29
CIK 1020716

                                                                    Exhibit 13.1
--------------------------------------------------------------------------------
                                 PUMA TECHNOLOGY

                             SELECTED FINANCIAL DATA

STATEMENT OF OPERATIONS DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)

YEARS ENDED JULY 31,                   1997         1996        1995     1994(1)
--------------------------------------------------------------------------------
Revenue                              $15,629      $7,716      $  860      $ 70
Cost of revenue                        1,738         777          77        --
Gross profit                          13,891       6,939         783        70
Operating expenses                    13,222       8,916       2,920     1,030
Operating income (loss)                  669      (1,977)     (2,137)     (960)
Other income, net                        822          85          71         6
Income (loss) before income taxes      1,491      (1,892)     (2,066)     (954)
Provision for income taxes              (831)       (509)        (80)       --
Net income (loss)                    $   660     $(2,401)    $(2,146)    $(954)
--------------------------------------------------------------------------------
Net income (loss) per share          $  0.06          --          --        --
--------------------------------------------------------------------------------
(1) PERIOD FROM AUGUST 27, 1993 (INCEPTION) TO JULY 31, 1994.


BALANCE SHEET DATA
(IN THOUSANDS)

JULY 31,                                1997        1996        1995      1994
--------------------------------------------------------------------------------
Cash, cash equivalents and
  short-term investments             $21,171     $   982      $2,500      $406
Total assets                          29,413       4,004       2,948       561
Long-term obligations                     66         961          16        --
Total stockholders' equity            26,423         653       1,886       287
--------------------------------------------------------------------------------


SUMMARY QUARTERLY DATA UNAUDITED
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                 JULY 31,  APRIL 30,  JAN 31,   OCT 31,  JULY 31,  APRIL 30,  JAN 31,   OCT 31,
THREE MONTHS ENDED,                1997      1997      1997      1996      1996      1996      1996      1995
-----------------------------------------------------------------------------------------------------------------
Revenue                           $4,478    $4,325    $3,624    $3,202    $2,711    $2,101    $1,752    $1,152
Gross profit                       3,926     3,791     3,329     2,845     2,353     1,959     1,628       999
Operating income (loss)             (860)      675       515       339       211    (2,359)      235       (64)
Net income (loss)                   (649)      628       454       227        89    (2,492)      129      (127)
Net (loss) income per share       $(0.05)   $ 0.05    $ 0.04    $ 0.02    $ 0.01    $(0.26)   $ 0.01    $(0.01)
-----------------------------------------------------------------------------------------------------------------

                                       13.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

Puma Technology, Inc. ("Puma" or "the Company") develops, markets and supports Mobile Data Exchange (MDE) software, including wireless infrared connectivity and advanced data synchronization software. The Company currently has two families of products -- its TranXit family of products that supports infrared connectivity and its IntelliSync family of products that performs advanced data synchronization.

TranXit software is licensed primarily to original equipment manufacturer
(OEM) customers, which are primarily makers of laptop computers. These OEM customers license the Company's software for inclusion in their laptop computers to enable infrared connectivity (IR) from the laptop back to desktop computers. These OEM customers include the Company's software into their products at the time of manufacture and for each device shipped, the Company collects a royalty. Royalties are typically paid to the Company once a quarter based on volume, although certain contracts contain fixed royalties regardless of volume, for a given time period.

IntelliSync software is used for advanced data synchronization of data base information that resides on a computer such as a desktop machine and increasingly popular handheld devices such as electronic organizers, handheld computers, smart phones and smart pagers. The Company's software actually runs on the desktop computer and keeps information in the desktop and the handheld device synchronized. IntelliSync software is currently distributed directly to the end user and through the Company's retail distribution channel, and is bundled with their products by some of the handheld device manufacturers.

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO AND IN CONJUNCTION WITH THE COMPANY'S FORM 10-K. THIS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, CONTAINS FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE PERFORMANCE OF THE COMPANY THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. IN THIS REPORT, THE WORDS "ANTICIPATE(S)," "BELIEVE(S)", "EXPECT(S)", "INTEND(S)", "FUTURE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. ACTUAL EVENTS OR THE ACTUAL FUTURE RESULTS OF THE COMPANY MAY DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS DUE TO SUCH RISKS AND UNCERTAINTIES. THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT ACTUAL RESULTS OR CHANGES IN FACTORS OR ASSUMPTIONS AFFECTING SUCH FORWARD-LOOKING ASSUMPTIONS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISION TO THESE FORWARD-LOOKING STATEMENTS, WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

RESULTS OF OPERATIONS

REVENUE

The Company's revenue is derived from two primary sources; software licenses and fees for service. Revenue was $15,629,000 in fiscal 1997 as compared to $7,716,000 in fiscal 1996 and $860,000 in fiscal 1995, representing increases of 103% and 797% from fiscal 1996 to fiscal 1997 and from fiscal 1995 to fiscal 1996, respectively. Revenue in the first nine months of fiscal 1996 did not include revenue derived from IntelliSync or IntelliLink products, which resulted from the IntelliLink acquisition, since the acquisition was not completed until April 30, 1996.

                                       14.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY


OEM revenue continues to represent a significant portion of the Company's revenue. OEM revenue represented 74%, 89%, and 95% of the Company's revenue in fiscal 1997, fiscal 1996, and fiscal 1995, respectively. In fiscal 1997, Toshiba accounted for approximately 21% of the Company's revenue and no other customer accounted for more than 10% of the Company's revenue. In fiscal 1996, Toshiba and NEC accounted for approximately 18% and 13% of the Company's revenue, respectively. In fiscal 1995, Toshiba, NEC, and Canon accounted for approximately 16%, 15% and 14% of the Company's revenue, respectively. Although several OEMs are subject to certain contractual minimum purchase obligations, there can be no assurance that any particular OEM will satisfy the obligation. In addition, the Company believes that the percentage of revenue derived from OEMs may fluctuate in future periods since the distribution channels used by the Company for its existing and future products are subject to change.

International revenue continues to represent a significant portion of the Company's revenue. International revenue represented approximately 54%, 67% and 71% of the Company's revenue in fiscal 1997, fiscal 1996, and fiscal 1995, respectively. The Company expects that international revenue will continue to represent a significant portion of the Company's revenue for the foreseeable future.

LICENSE REVENUE License revenue is derived from the sale of software products and royalty agreements with OEMs. License revenue was $13,710,000 in fiscal 1997 as compared to $7,418,000 in fiscal 1996 and $860,000 in fiscal 1995, representing increases of 85% and 763% from fiscal 1996 to fiscal 1997 and from fiscal 1995 to fiscal 1996, respectively. The increase in license revenue in fiscal 1997 as compared to fiscal 1996 was primarily due to both increased unit shipments from the continuing acceptance of the Company's TranXit products and increased unit shipments of the Company's IntelliSync products which were introduced in fiscal 1996. The increase in license revenue from fiscal 1996 as compared to fiscal 1995 was primarily due to increased unit shipments from the continuing acceptance of the Company's TranXit products and, to a lesser extent, increased unit shipments of the Company's IntelliLink products introduced in the fourth fiscal quarter of 1996.

SERVICE REVENUE Service revenue is derived from fees for services including customer funded engineering services and amortization of maintenance contract programs. Service revenue was $1,919,000 in fiscal 1997 as compared to $298,000 in fiscal 1996 representing a 544% increase. No services related revenue was recognized in fiscal 1995. The increase in service revenue for fiscal 1997 as compared to fiscal 1996 was primarily due to increased customer funded engineering services for software development required to support new mobile computing devices.

COST OF REVENUE

Cost of revenue consists primarily of product media and duplication, manuals, packing supplies, shipping expenses and personnel related costs incurred under customer funded software development agreements. The Company's cost of revenue is affected by the mix between its distribution channels and is affected by the mix between its revenue sources including royalties, packaged product, customer funded engineering contracts and sales and fulfillment via its Web site. A majority of IntelliSync revenue is derived by direct sales to distributors and retailers as well as end-users. The Company anticipates that gross profit as a percentage of total revenue will decrease, to the extent sales to distributors and retailers increase in proportion to the Company's total revenue. This decline in gross profit percentage is anticipated since the average selling price to distributors and retailers is lower due to distributor discounts and the cost of revenue is higher due to product costs. Royalty revenue is derived largely from licensing TranXit to OEM customers and cost of sales attributable to TranXit royalties have not been significant.

                                       15.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY


COST OF LICENSE REVENUE Cost of license revenue includes product media and duplication, manuals, packing supplies, shipping expenses and, in certain transactions, royalties paid to certain vendors. Cost of license revenue as a percentage of license revenue decreased to 8% for fiscal 1997 from 9% in both fiscal 1996 and 1995. The fiscal 1997 decrease in cost of license revenue as percentage of license revenue as compared to fiscal 1996 was primarily due to reduced product costs associated with OEM's partially offset by increased costs associated with increased volumes of packaged product shipments.

COST OF SERVICE REVENUE Cost of service revenue represents personnel related costs incurred for development work under customer funded software development agreements. Cost of service revenue as a percentage of service represented 37% in fiscal 1997, 35% in fiscal 1996, and 0% in fiscal 1995, respectively.

RESEARCH AND DEVELOPMENT Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, quality assurance personnel, fees to outside contractors and the cost of facilities and depreciation of capital equipment. The Company invests in research and development both for new products and to provide continuing enhancements to existing products. Research and development expenses increased by 108% to $6,236,000 in fiscal 1997 from $3,003,000 in fiscal 1996. In fiscal 1996, research and development expenses increased 63% to $3,003,000 from $1,840,000 in fiscal 1995. Research and development represented approximately 40% of total revenue in both fiscal 1997 and fiscal 1996, and 214% of total revenue in fiscal 1995. The absolute dollar year over year increase in research and development expenses in both fiscal 1997 and fiscal 1996 was primarily due to increased personnel related costs and spending required to develop the Company's IntelliSync product offerings and, to a lesser extent, increased personnel related costs and spending required to develop enhanced versions of TranXit and other new products. A significant portion of the Company's research and development expenses are comprised of fees paid to outside contractors which are engaged by the Company on a project-by-project basis. Research and development spending is anticipated to increase in absolute dollars as the Company continues to invest in product development. In addition, the Company believes research and development expenses may fluctuate from quarter to quarter both in absolute dollars as well as a percentage of revenue, depending upon the status of various development projects.

Research and development expenses have been expensed as incurred. Statement of Financial Accounting Standards No. 86 requires capitalization of certain software development costs once technological feasibility is established. The Company defines establishment of technological feasibility at the point which product reaches beta. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized, if material. To date, all of these software development costs have been insignificant and expensed as incurred.

SALES AND MARKETING Sales and marketing expenses consist primarily of salaries, commissions, promotional expenses and other related expenses of sales and marketing personnel. Sales and marketing expenses increased by 84% to $3,983,000 in fiscal 1997 from $2,169,000 in fiscal 1996. In fiscal 1996, sales and marketing expenses increased 274% to $2,169,000 from $580,000 in fiscal 1995. Sales and marketing expenses represented approximately 25%, 28% and 67% of total revenues in fiscal 1997, fiscal 1996, and fiscal 1995, respectively. Sales and marketing expenses increased in absolute dollars in both fiscal 1997 and fiscal 1996 primarily due to the expansion of the Company's sales force, related travel and entertainment expenses and increased marketing activities in an effort to expand its customer base and channel presence. In addition, upon entering the retail market channel, the Company incurs market development

                                       16.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY


fund and cooperative advertising expenses paid to its distributors. The Company intends to focus its energy on creating end user demand and, accordingly, expects to increase its investment in both its sales and marketing team as well as advertising in fiscal 1998. Additionally, the Company intends to continue expanding its sales and marketing organization to promote new products and increase its presence in the distribution and retail channel. As a result, the Company anticipates that sales and marketing expenses will continue to increase in absolute dollars and as a percentage of revenue throughout fiscal 1998.

GENERAL AND ADMINISTRATIVE General and administrative expenses consist primarily of salaries and other related expenses of administrative, executive and financial personnel and other outside professional fees. General and administrative expenses increased by 100% to $2,123,000 in fiscal 1997 from $1,064,000 in fiscal 1996. In fiscal 1996, general and administrative expenses increased 113% to $1,064,000 from $500,000 in fiscal 1995. General and administrative expenses represented approximately 14% of total revenues in fiscal 1997 and fiscal 1996, and represented 58% of total revenue in fiscal 1995. The year over year increases in absolute general and administrative spending in both fiscal 1997 and fiscal 1996 was primarily due to increased headcount and related spending to support the need for a growing infrastructure, and to a lesser extent, amortization of intangible assets related to the acquisition of IntelliLink. The Company anticipates that its general and administrative expenses will increase in absolute dollars in the future as the Company expands its administrative staff, management information systems and other items related to infrastructure.

IN-PROCESS RESEARCH AND DEVELOPMENT In the fourth quarter of fiscal 1997, the Company recorded a charge of $880,000 for in-process research and development associated with the asset purchase of Real World Solutions. In the third quarter of 1996, the Company recorded a charge of $2,680,000 for in-process research and development associated with the purchase of IntelliLink Corporation. See note 2 of Notes to Consolidated Financial Statements.

INTEREST AND OTHER INCOME, NET Interest and other income, net, represents interest earned by the Company on its cash and short-term investments, offset by interest expense on long-term debt and capitalized leases and miscellaneous fees and charges. Interest and other income, net, increased to $822,000 in fiscal 1997 from $85,000 in fiscal 1996 and from $71,000 in fiscal 1995. The increase in interest and other income, net, in fiscal 1997 as compared to fiscal 1996 was primarily due to increased interest income due to higher levels of cash equivalents and short-term investments. The increased balances were primarily a result of proceeds generated from the Company's initial public offering in December 1996.

PROVISION FOR INCOME TAXES Provision for income taxes increased to $831,000 in fiscal 1997 from $509,000 in fiscal 1996 and $80,000 in fiscal 1995. The provision for income taxes primarily represents foreign withholding taxes. The foreign withholding taxes are a function of royalties earned by the Company from certain foreign customers. The Company's tax rate for fiscal 1998 is significantly dependent on the amount and mix of income derived from sources subject to foreign withholding taxes.

                                       17.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY


FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

The Company expects that its future operating results could fluctuate significantly as a result of numerous factors including, but not limited to, the demand for the Company's products, the Company's success in developing new products, the timing of new product introductions by the Company and its competitors, market acceptance of the Company's new and enhanced products, the emergence of new industry standards, the timing of customer orders, the mix of products sold, competition, the mix of distribution channels employed, the evolving and unpredictable nature of the markets for the Company's products and mobile computing devices generally, the rate of growth of the personal computer market in general and general economic conditions.

The Company's revenue is difficult to forecast in part because the market for wireless IR connectivity and data synchronization software is rapidly evolving. In addition, the Company typically operates with a relatively small order backlog. As a result, quarterly sales and operating results depend in part on the volume and timing of orders received within the quarter, which are difficult to forecast. In addition, a significant portion of the Company's expense levels is fixed in advance based in large part on the Company's forecasts of future revenue. If revenue is below expectations in any given quarter, the adverse impact of the shortfall on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for the shortfall. Therefore, a shortfall in actual revenue as compared to estimated revenue would have an immediate adverse effect on the Company's business, financial condition and operating results that could be material.

The Company historically has derived a substantial portion of its revenue from OEMs. Due to the Company's ongoing effort to expand into retail and reseller distribution channels, an increasing percentage of the Company's licensing activity is expected to result from the sale of products through distributors and other resellers, which sales are harder to predict and may have lower margins than other channels. Sales through such channels may contribute to increased fluctuation of operating results. A significant portion of the Company's revenue in any quarter is typically derived from sales to a limited number of customers. The Company has generally recognized a substantial portion of its revenue in the last month of each quarter, when it typically receives royalty reports from its OEM customers. Any significant deferral of purchases of the Company's products by its customers could have a material adverse effect on the Company's business, operating results and financial condition in any particular quarter. To the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected.

The Company recently expanded its sales channel by fulfilling orders via the World Wide Web. Given its limited history, there can be no assurance of continued acceptance or demand for orders placed via the Web. Additionally, there can be no assurance that Web sales may not adversely affect sales in the Company's retail and reseller sales channels.

The Company's gross margin on its service revenue is substantially lower than its gross margin on license revenue. Any increase in service revenue would have a corresponding increase in cost of revenue and may have an adverse effect on the Company's gross margins. In addition, certain of the Company's retail products contain hardware as well as software components. The Company's expense levels, therefore, may be higher than those of other software companies. The Company may also reduce prices or increase spending in response to competition or to pursue new market opportunities.

The Company has not experienced seasonality to date; however, the operating results of many software companies reflect seasonal fluctuations, and there can be no assurance that the Company will not experience such fluctuations in the future.


                                       18.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

For example, sales in Europe and certain other countries typically are adversely affected in the summer months when business activity is reduced.

Because of these factors, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance. As a result of the foregoing and other factors, the Company's operating results and stock price may be subject to significant volatility, particularly on a quarterly basis.

LIQUIDITY AND CAPITAL RESOURCES

Up until the Company's initial public offering in December 1996, the Company financed its operations and met its capital expenditure requirements primarily from proceeds from the private sale of Preferred Stock and Common Stock. Through October 31, 1996, the Company had raised approximately $6,800,000 from the sale of Preferred and Common Stock. In December 1996, the Company generated net proceeds of approximately $21,165,000 from its initial public offering of common stock.

The Company's operating activities provided cash of $392,000, used cash of $896,000 and used cash of $1,401,000 in fiscal 1997, fiscal 1996 and fiscal 1995, respectively. Net cash provided in fiscal 1997 was primarily due to net income adjusted for non-cash depreciation and amortization, in-process research and development related to the asset acquisition of Real World Solutions and increased accounts payable and accrued expenses. These sources were partially offset by increases in accounts receivable, inventory, prepaids and other assets and decreases in deferred revenue. The decrease in net cash used in fiscal 1996 as compared to fiscal 1995 is primarily due to an increase in net loss, offset by adjustments for non-cash in-process research and development related to the acquisition of IntelliLink and an increase in accounts receivable.

Cash used in investing activities was $19,444,000, provided from investing activities $132,000, and used in investing activities was $680,000 in fiscal 1997, fiscal 1996 and fiscal 1995, respectively. Cash used in fiscal 1997 was primarily due to purchases of short-term investments, and to a lesser extent, purchases of property and equipment and cash used in the asset purchase of Real World Solutions. Cash provided by investing activities in fiscal 1996 was primarily related to proceeds from maturities of short-term investments offset by purchases of property and equipment. Cash used in fiscal 1995 was primarily related to purchases of short-term investments, and to a lesser extent, purchases of property and equipment. The Company expects purchases of property and equipment will increase in the first half of fiscal 1998 as it purchases computer and other equipment to enhance its infrastructure as well as expands its facility located on the East Coast.

Cash provided by financing activities was $23,894,000, used in financing activities $254,000, and provided by financing activities was $3,675,000 in fiscal 1997, fiscal 1996 and fiscal 1995, respectively. Cash provided from financing activities provided in fiscal 1997 was primarily due to the issuance of Common Stock and, to a much lesser extent, the preferred stock and proceeds from conversion of warrants and exercise of stock options.

At July 31, 1997 the Company's principal source of liquidity represented by cash, cash equivalents and short-term investments totaled $21,171,000. The Company currently has no significant capital commitments. The Company currently has no bank financing arrangements. The Company believes that its current cash, cash equivalents and short-term investment balances and cash generated from operations, if any, will be sufficient to meet its working capital and other cash requirements for at least the next twelve months.

                                       19.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 PUMA TECHNOLOGY

                           CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


JULY 31,                                                       1997       1996
--------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                  $ 5,824     $ 982
  Short-term investments                                      15,347        --
  Accounts receivable, net                                     3,615     1,837
  Inventories                                                    224       165
  Prepaid expenses and other current assets                      443       114
--------------------------------------------------------------------------------
    Total current assets                                      25,453     3,098
--------------------------------------------------------------------------------
Property and equipment, net                                    2,844       449
Other assets                                                   1,116       457
--------------------------------------------------------------------------------
    Total assets                                             $29,413    $4,004
--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                           $ 1,215     $ 682
  Accrued expenses and other current liabilities               1,001       645
  Deferred revenue                                               683     1,042
  Current portion of capital lease obligations                    25        21
--------------------------------------------------------------------------------
    Total current liabilities                                  2,924     2,390
--------------------------------------------------------------------------------
Capital lease obligations, net of current portion                 66        28
Convertible debenture                                             --       933
--------------------------------------------------------------------------------
    Total liabilities                                          2,990     3,351
--------------------------------------------------------------------------------
Commitments and contingencies (Note 5)
Stockholders' equity:
  Stock subscription                                              --     1,582
  Preferred Stock, $0.001 par value; 3,500 shares authorized;
    no shares issued or outstanding                               --        --
  Convertible preferred stock, $0.001 par value;
    3,786 designated; none and 2,620 shares issued
    and outstanding at July 31, 1997 and 1996 respectively        --         3
  Common stock, $0.001 par value; 40,000 shares authorized;
    12,032 and 4,297 shares issued and outstanding at
    July 31, 1997 and 1996 respectively                           12         4
  Additional paid-in capital                                  31,525     6,686
  Receivable from stockholders                                  (192)   (2,013)
  Deferred stock compensation                                    (81)     (108)
  Accumulated deficit                                         (4,841)   (5,501)
--------------------------------------------------------------------------------
    Total stockholders' equity                                26,423       653
--------------------------------------------------------------------------------
    Total liabilities and stockholders' equity               $29,413    $4,004
--------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                       20.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)



YEARS ENDED JULY 31,                    1997          1996        1995
-----------------------------------------------------------------------
Revenue:
  License                             $13,710       $7,418      $  860
  Services                              1,919          298          --
-----------------------------------------------------------------------
    Total revenue                      15,629        7,716         860
-----------------------------------------------------------------------

Cost of revenue:
  License                               1,032          673          77
  Services                                706          104          --
-----------------------------------------------------------------------
    Total cost of revenue               1,738          777          77
-----------------------------------------------------------------------
  Gross profit                         13,891        6,939         783
-----------------------------------------------------------------------

Operating expenses:
  Research and development              6,236        3,003       1,840
  Sales and marketing                   3,983        2,169         580
  General and administrative            2,123        1,064         500
  In-process research and development     880        2,680          --
-----------------------------------------------------------------------
    Total operating expenses           13,222        8,916       2,920
-----------------------------------------------------------------------

Operating income (loss)                   669       (1,977)     (2,137)
Other income, net                         822           85          71
-----------------------------------------------------------------------
Income (loss) before income taxes       1,491       (1,892)     (2,066)
Provision for income taxes               (831)        (509)        (80)
-----------------------------------------------------------------------
Net income (loss)                      $  660      $(2,401)    $(2,146)
-----------------------------------------------------------------------

Net income (loss) per share           $  0.06           --          --

Weighted average common and common
  equivalent shares outstanding        11,851           --          --
-----------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                       21.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                           CONVERTIBLE                                 RECEIVABLE  DEFERRED
                                         PREFERRED STOCK    COMMON STOCK    ADDITIONAL   FROM        STOCK      ACCU-
                              STOCK SUB- ---------------    ------------     PAID-IN     STOCK-     COMPEN-    MULATED
                              SCRIPTION  SHARES   AMOUNT  SHARES   AMOUNT    CAPITAL     HOLDERS    SATION     DEFICIT     TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1994        $  --      943     $1     3,045    $  3    $  1,265   $    (28)   $    --    $  (954)   $    287
Issuance of Common Stock
  upon exercise of options         --       --     --       220      --          57         --         --         --          57
Issuance of Series A
  convertible preferred stock,
  net of issuance costs            --      651      1        --      --         641         --         --         --         642
Issuance of Series B
  convertible preferred stock,
  net of issuance costs            --    1,026      1        --      --       3,026         --         --         --       3,027
Repurchase of unvested
  founder Common Stock             --       --     --      (543)     --          (7)        26         --         --          19
Net loss                           --       --     --        --      --          --         --         --     (2,146)     (2,146)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1995           --    2,620      3     2,722       3       4,982         (2)        --     (3,100)      1,886
Issuance of Common Stock
  upon exercise of options         --       --     --       580      --         321        (53)        --         --         268
Issuance of Common Stock
  in connection with
  acquisition of IntelliLink       --       --     --     1,019       1       1,273       (194)        --         --       1,080
Loan to former officer of
  IntelliLink Corp.                --       --     --        --      --          --       (184)        --         --        (184)
Repurchase of unvested
  Common Stock                     --       --     --       (24)     --          (5)         2         --         --          (3)
Deferred compensation
  related to stock options         --       --     --        --      --         115         --       (108)        --           7
Subscription for Series C
  convertible preferred stock   1,582       --     --        --      --          --     (1,582)        --         --          --
Net loss                           --       --     --        --      --          --         --         --     (2,401)     (2,401)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1996        1,582    2,620      3     4,297       4       6,686     (2,013)      (108)    (5,501)        653
Issuance of Series C
  convertible preferred stock,
  net of issuance costs        (1,582)     286     --        --      --       1,582      1,582         --         --       1,582
Issuance of Common Stock
  upon exercise of options         --       --     --       189      --         564         --         --         --         564
Issuance of warrants               --       --     --        --      --         175         --         --         --         175
Exercise of warrants for
  Common Stock                     --       --     --       330      --         405         --         --         --         405
Conversion of debenture to
  Common Stock                     --       --     --       344      --         953         --         --         --         953
Repurchase of unvested
  Common Stock                     --       --     --        (3)     --          --         --         --         --          --
Loan to stockholder                --       --     --        --      --          --        (71)        --         --         (71)
Repayments by stockholder          --       --     --        --      --          --        310         --         --         310
Amortization of deferred
  compensation                     --       --     --        --      --          --         --         27         --          27
Shares issued in initial
  offering, net of expenses        --       --     --     2,500       4      21,161         --         --         --      21,165
Conversion of preferred stock
  to Common Stock                  --   (2,906)    (3)    4,375       4          (1)        --         --         --          --
Net income                         --       --     --        --      --          --         --         --        660         660
-----------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1997        $  --       --    $--    12,032     $12     $31,525    $  (192)    $  (81)   $(4,841)    $26,423
------------------------------------------------------------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                       22.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 PUMA TECHNOLOGY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


YEARS ENDED JULY 31,                                         1997       1996         1995
------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                      $    660     $(2,401)    $(2,146)
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
      Depreciation and amortization                           616         217          73
      In-process research and development                     880       2,680          --
      Other                                                    20          42          56
      Changes in assets and liabilities:
        Accounts receivable                                (1,778)     (1,637)       (125)
        Inventories                                           (59)       (105)        (24)
        Prepaid expenses and other current assets            (384)        (82)        (17)
        Accounts payable                                      512          17         218
        Accrued expenses and other current liabilities        284         272          86
        Deferred revenues                                    (359)        101         478
------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities           392        (896)     (1,401)
------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchase of property and equipment                       (2,679)       (317)       (180)
  Purchase of short term investments                      (23,960)         --        (500)
  Maturities of short-term investments                      8,003         500          --
  Cash used in acquisitions, net of cash acquired            (808)        (51)         --
------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities       (19,444)        132        (680)
------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Principal payments under capital lease obligations          (26)        (22)        (14)
  Principal repayments on notes payable                       (35)       (119)         --
  Proceeds from exercise of warrants                          405          --          --
  Note repayments (advances) to stockholder                   239        (184)         --
  Net proceeds from issuance of convertible preferred stock 1,582          --       3,669
  Net proceeds from issuance of Common Stock               21,729          71          20
------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities        23,894        (254)      3,675
------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents            4,842      (1,018)      1,594
Cash and cash equivalents at beginning of period              982       2,000         406
------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period               $  5,824     $   982      $2,000
------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
  Interest paid                                          $     21     $     7      $    6
  Income taxes paid                                      $    831     $   509      $   80
------------------------------------------------------------------------------------------
Supplemental disclosure of noncash financing activities:
  Property and equipment acquired under capital leases         --          --          20
  Common Stock issued in connection with the
    acquisition of IntelliLink Corp.                           --       1,274          --
  Common Stock paid by cancellation of accounts payable        --         197          --
  Issuance of warrants for technology                         175          --          --
  Conversion of debenture to Common Stock                     953          --          --
------------------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                       23.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY    Puma Technology, Inc. (the "Company") was incorporated in
California on August 27, 1993 and was subsequently reincorporated in Delaware on November 27, 1996. The Company develops, markets and supports mobile data exchange software which allows user to easily access, exchange and synchronize information stored on a variety of different computing devices.

BASIS OF PRESENTATION    The accompanying consolidated financial statements
include the accounts of the Company and its wholly owned subsidiaries, IntelliLink Corporation ("IntelliLink") and Puma Ireland, Inc. All significant intercompany accounts and transactions have been eliminated. Certain prior year financial statement balances have been reclassified to conform to the fiscal 1997 presentation.

USE OF ESTIMATES AND ASSUMPTIONS    The preparation of the consolidated
financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION    The Company recognizes revenue in accordance with the
American Institute of Certified Public Accountants' Statement of Position 91-1 on software revenue recognition.

Revenue is comprised of license revenue and service revenue. License revenue is derived from the sale of software products and royalty agreements with original equipment manufacturers (OEMs). Service revenue is derived from customer funded engineering services and maintenance contract programs.

License revenue is recognized upon shipment of the software if no significant obligation remains and collection of the resulting receivable is deemed probable. The Company currently sells its products primarily to OEMs and to a lesser extent to distributors and resellers in the United States, Africa, Asia, Australia, Canada and Europe. The Company grants distributors and resellers certain rights of return and price protection on unsold merchandise held by those distributors and resellers. Accordingly, reserves for estimated future returns and credits for price protection are provided for upon revenue recognition. Such reserves are based on historical rates of returns and allowances, distributor inventory levels and other factors.

Revenue from OEMs under minimum guaranteed royalty arrangements, which are not subject to significant future obligations, is recognized when such royalties are earned and become payable. Royalty revenue that is subject to significant future obligations is recognized when such obligations are fulfilled. Royalty revenue that exceeds minimum guarantees is recognized in the period earned. Payments received for maintenance contract services are recognized pro-ratably over the term of the service agreement. Payments from customers received in advance of revenue recognition are recorded as deferred revenue.

The Company also provides a limited amount of telephone technical support to customers. These activities are generally considered insignificant postcontract customer support obligations and related costs are accrued upon recognition of the license revenue.


                                      24.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

CASH AND CASH EQUIVALENTS    The Company considers all highly liquid debt
instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

SHORT TERM INVESTMENTS    The Company accounts for its marketable securities in
accordance with Statement of Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities," which requires the Company to classify debt and equity securities into one of three categories: held to maturity, trading or available for sale. The Company has classified its investments as available for sale. The cost of securities sold is based on the specific identification method.

INVENTORIES    Inventories consist principally of software and related
documentation, which are stated at the lower of cost (first-in, first-out) or market.

SOFTWARE DEVELOPMENT COSTS    Software development costs incurred prior to the
establishment of technological feasibility are included in research and development and are expensed as incurred. The Company defines establishment of technological feasibility at the point which product reaches beta. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized, if material. To date, all software development costs have been expensed as incurred.

PROPERTY AND EQUIPMENT    Property and equipment are stated at cost.
Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or in the case of leased assets, the life of the lease, if shorter.

OTHER ASSETS    Other assets are primarily comprised of intangibles and
goodwill. Amortization is computed on the straight-line basis over the expected lives of the assets ranging from two to three years. Accumulated amortization was $282,000 and $45,000 at July 31, 1997 and 1996 respectively.

INCOME TAXES    Income taxes are computed using the asset and liability method.
Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of the assets and liabilities and are measured using the currently enacted tax rates and laws.

CONCENTRATION OF CREDIT RISK    Financial instruments that potentially subject
the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and trade accounts receivable. The Company places its cash, cash equivalents and short-term investments primarily in money market accounts and commercial paper. The Company, by policy, limits the amount of credit exposure for cash and cash equivalents to any one issuer.

The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. At July 31, 1997 two customers accounted for 17% and 11% of accounts receivable and at July 31, 1996, three customers accounted for approximately 28%, 18% and 11% of accounts receivable.

The Company's sales are generally denominated in US dollars. The Company does not currently undertake any foreign currency hedging activities.


                                      25.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

NET INCOME (LOSS) PER SHARE    Net income (loss) per share is computed using the
weighted average number of common shares, preferred shares (on an as converted basis) and common equivalent shares outstanding during the period (using the treasury stock method, if dilutive). Pursuant to the requirements of the Securities and Exchange Commission, common shares, convertible preferred stock (using the as converted method) and stock options and warrants (using the treasury stock method and the initial public offering price) issued during the twelve month period prior to the offering have been included in the computation as if they were outstanding for all periods presented. Net loss per share data prior to fiscal 1997 has not been presented as such information is not considered meaningful in view of the significant change in capital structure experienced by the Company as a result of its initial public offering.

RECENT PRONOUNCEMENTS    The Company has adopted Statement of Financial
Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS
123), which establishes a fair value method of accounting for stock-based compensation plans, and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company has elected to continue to measure compensation costs using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and to comply with the pro forma disclosure requirements of FAS 123 (see note 4). As such, adoption of FAS 123 has had no impact on the Company's financial statements.

In February 1997, the FASB issued Statement No. 128, "Earnings per Share" (FAS
128), which will be effective commencing with the Company's 1998 second quarter. FAS No. 128 requires a change in the method currently used to compute earnings per share and that all prior periods be restated. Under the new requirements, primary and fully diluted earnings per share calculations would be replaced by basic and diluted earnings per share calculations. For fiscal 1997 pro forma basic and diluted earnings per share would be the same as primary earnings per share reported.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes standards for reporting comprehensive income and its components in a financial state-ment that is displayed with the same prominence as other financial statements. Comprehensive income as defined includes all changes in equity (net assets) during a period from nonowner sources. Examples of items to be included in comprehensive income which are excluded from net income, include foreign currency translation adjustments and unrealized gain/loss on available-for-sale securities. The disclosures prescribed by FAS 130 are effective for fiscal years beginning after December 15, 1997.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information (FAS
131). This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company does not expect there to be any impact of adopting this new standard. The disclosures prescribed by FAS 131 are effective for fiscal years beginning after December 15, 1997.

NOTE 2.  ACQUISITIONS

REAL WORLD SOLUTIONS, INC.    In July 1997, the Company acquired the assets of
Real World Solutions, Inc., (RWS), a developer of client/server software solutions, in a transaction accounted for as a purchase. The consolidated financial statements of the Company include the results of the operations of RWS since the date of acquisition.


                                      26.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

The total purchase price of approximately $1,006,000 (including $751,000 for liabilities assumed) was assigned, based on an independent appraisal, to the fair value of the assets acquired, including $70,000 to tangible assets acquired, $880,000 to in-process research and development and $56,000 to identified intangible assets. The in-process research and development was expensed at the acquisition date.

INTELLILINK CORP.    On March 6, 1996, the Company agreed to acquire
IntelliLink, a developer of advanced synchronization software, in a transaction accounted for as a purchase. The IntelliLink acquisition was completed on April 30, 1996. The consolidated financial statements of the Company include the results of operations of IntelliLink since the date of acquisition. Pursuant to the acquisition, (i) all shares of outstanding common and preferred stock of IntelliLink were exchanged for 769,000 shares of the Company's Common Stock,
(ii) outstanding options to purchase IntelliLink Common Stock were exchanged for options to acquire 99,000 shares of the Company's Common Stock, (iii) the Company issued a 7% convertible subordinated debenture for $850,000 in a replacement of a debenture owed by IntelliLink for the same principal amount and
(iv) the Company issued a warrant to purchase 250,000 shares of the Company's Common Stock at $5.60 per share in replacement of a similar warrant outstanding for IntelliLink Common Stock. Additionally, in conjunction with the IntelliLink acquisition, the Company issued 250,000 shares of Common Stock to two former officers and principal stockholders of IntelliLink in exchange for cancellation of debt owed to them by IntelliLink and notes receivable of $194,000. The shares vest over a two year period. The notes receivable bear interest at 8% per annum.

The shares of Common Stock issued in connection with the IntelliLink acquisition were valued based on an independent appraisal obtained by the Company. The total purchase price of approximately $3,483,000 (including $1,207,000 for liabilities assumed) was assigned, based on an independent appraisal, to the fair value of the assets acquired, including $327,000 to tangible assets acquired, $2,680,000 to in-process research and development, $120,000 to identified intangible assets and the remaining $356,000 to goodwill. The in-process research and development was expensed at the acquisition date.

The 7% convertible subordinated debenture and the warrants to purchase Common Stock were converted to Common Stock on the completion of the common stock offering in December 1996.

Unaudited pro forma information, which reflects the results of operations for the years ended July 31, 1997 and 1996 as if the acquisition of IntelliLink and RWS had occurred as of the beginning of the periods presented and after giving effect to certain adjustments, including amortization of goodwill and other intangibles, and excluding the effect of a nonrecurring charge of $880,000 of in-process research and development directly attributable to the acquisition of RWS and $2,680,000 of in-process research and development directly attributable to the acquisition of IntelliLink, is as follows (in thousands, except per share data):


YEAR ENDED JULY 31,                                         1997          1996
-------------------------------------------------------------------------------
Pro forma revenue                                         $15,735        $9,003
Pro forma net (loss)                                          609        (1,155)
Pro forma net (loss) per share                            $  0.05        $   --
-------------------------------------------------------------------------------

                                      27.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

NOTE 3.  BALANCE SHEET COMPONENTS

Cash equivalents and short-term investments include available-for-sale securities as follows (in thousands):

JULY 31,                                                1997               1996
-------------------------------------------------------------------------------
Cash equivalents
  Commercial paper                                     $4,439              $568
  Money market funds                                      665               208
-------------------------------------------------------------------------------
                                                       $5,104              $776
-------------------------------------------------------------------------------
Short term investments
  Commercial paper                                    $11,284              $ --
  US Government agencies                                4,063                --
-------------------------------------------------------------------------------
                                                      $15,347              $ --
-------------------------------------------------------------------------------

Realized gains or losses on sales of available-for-sale securities were immaterial for the years ended July 31, 1997, 1996 and 1995. There were no unrealized holding gains or losses on such securities at July 31, 1997 and 1996. The short-term investments have maturities of less than one year.

Accounts receivable, net consist of the following (in thousands):

JULY 31,                                                        1997      1996
-------------------------------------------------------------------------------
Accounts receivable                                            $4,292    $2,021
Less allowance for doubtful accounts and sales returns           (677)     (184)
-------------------------------------------------------------------------------
                                                               $3,615    $1,837
-------------------------------------------------------------------------------

Property and equipment consist of the following (in thousands):

JULY 31,                                                        1997       1996
-------------------------------------------------------------------------------

Computer equipment and software                               $1,646       $522
Furniture and office equipment                                 1,252        245
Leasehold improvements                                           616         --
-------------------------------------------------------------------------------
                                                               3,514        767
Less: accumulated depreciation and amortization                 (670)      (318)
-------------------------------------------------------------------------------
                                                              $2,844       $449
-------------------------------------------------------------------------------


                                      28.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

At July 31, 1997 and July 31, 1996 the Company had $164,000 and $94,000 of equipment under capital leases, respectively, and related accumulated amortization of $65,000 and $48,000, respectively.

Accrued liabilities consist of the following (in thousands):

JULY 31,                                                         1997      1996
-------------------------------------------------------------------------------
Payroll related accruals                                       $  451      $278
Other accrued liabilities                                         550       367
-------------------------------------------------------------------------------
                                                               $1,001      $645
-------------------------------------------------------------------------------


NOTE 4.  STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK    The preferred stock was converted to Common Stock
on the completion of the common stock offering.

COMMON STOCK OFFERING    On December 10, 1996, the Company and certain
stockholders of the Company completed an initial public offering of common stock involving the sale of 2,500,000 shares of the Company's common stock issued by the Company and 1,985,000 shares of the Company's common stock held by the existing stockholders. The net proceeds to the company from the sale of the 2,500,000 shares of common stock sold by the Company were approximately $21,165,000.

STOCK OPTION PLANS    In October 1993, the Board of Directors and stockholders
adopted the 1993 Stock Option Plan (the Plan) which provides for granting of incentive stock options (ISOs) and nonqualified stock options (NSOs) to purchase shares of Common Stock to employees, consultants and advisors of the Company. To date, the Company has not granted any significant options to consultants or advisors. In accordance with the Plan, the stated exercise price shall be not less than 100% and 85% of the estimated fair market value of Common Stock on the date of grant for ISOs and NSOs, respectively, as determined by the Board of Directors. The Plan provides that the options shall be exercisable over a period not to exceed ten years. Options generally vest 25% one year after date of grant and 1/48th each month thereafter for the next 36 months. The Plan provides that the options may be exercised prior to the options becoming vested. If the optionee's employment is terminated for any reason, the Company has the right to repurchase any unvested shares. At July 31, 1997, the options authorized under the Plan aggregated 2,500,000.

The Company has assumed certain options granted to former employees of IntelliLink (Acquired Options). The Acquired Options were assumed by the company outside the Plan, but all are administered as if assumed under the Plan. All of the Acquired Options have been adjusted to effectuate the conversion under the terms of the Agreements between the Company and the companies acquired. The Acquired Options generally become exercisable over a four year period and generally expire ten years from the date of grant. No additional options will be granted under any of these plans.


                                      29.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

Stock option activity, both incentive and nonqualified, under all plans is presented as follows (in thousands, except per share amounts):

                                               RANGE OF     WEIGHTED-AVERAGE
                                                 PRICE        EXERCISE PRICE
                              OPTION SHARES    PER SHARE        PER SHARE
-------------------------------------------------------------------------------
Outstanding at July 31,1994       208         $0.025-$0.20     $  0.08
  Granted                         597             0.20            0.20
  Exercised                      (220)         0.025-0.20         0.12
  Canceled                        (30)            0.20            0.20
-------------------------------------------------------------------------------
Outstanding at July 31,1995       555         $0.025-$0.20     $  0.20
  Granted                       1,144           0.20-6.05         2.64
  Exercised                      (580)          0.025-1.25        0.55
  Canceled                        (80)          0.20-2.50         0.50
-------------------------------------------------------------------------------
Outstanding at July 31,1996     1,039          $0.20-$6.05     $  0.35
  Granted                       1,487           7.50-17.25       10.43
  Exercised                      (189)           0.20-7.50        3.00
  Canceled                       (229)          0.20-17.25        7.10
-------------------------------------------------------------------------------
Outstanding at July 31,1997     2,108         $0.20-$16.87     $  7.26
-------------------------------------------------------------------------------

The weighted average fair value of options granted during fiscal 1997 and 1996 was $4.27 and $0.47 respectively.

The following table summarizes information about stock options under the Option Plan outstanding at July 31, 1997 (in thousands, except per share price and contractual life in years):

                                   OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                    ---------------------------------------------------    -------------------------------
                      NUMBER       WEIGHTED-AVERAGE                          NUMBER
RANGE OF            OUTSTANDING       REMAINING        WEIGHTED-AVERAGE    EXERCISABLE    WEIGHTED-AVERAGE
EXERCISE PRICES     AT 7/31/97     CONTRACTUAL LIFE    EXERCISE PRICE      AT 7/31/97     EXERCISE PRICE
----------------------------------------------------------------------------------------------------------
$ 0.20 - $ 3.25         563               7.8              $  1.45              526           $  1.46
$ 3.26 - $ 7.50         446               8.7                 6.03              414              6.02
$ 7.51 - $ 9.75         337               9.9                 8.58              265              8.51
$ 9.76 - $10.75         511               9.7                10.75              436             10.75
$10.76 - $16.87         251               9.5                13.62              221             13.52
                      -----                                                   -----
Total                 2,108               9.0              $  7.26            1,862           $  7.09
                      -----                                                   -----


                                      30.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

EMPLOYEE STOCK PURCHASE PLAN    In October 1996, the board of directors adopted
the 1996 Employee Stock Purchase Plan ( the "Purchase Plan") which authorizes the issuance of 250,000 shares of Common Stock. Shares may be purchased under the Purchase Plan at 85% of the lesser of the fair market value of the common stock on the grant or purchase date. To date no shares have been issued under the Purchase Plan.

PRO FORMA INFORMATION    The company applies APB Opinion No. 25 and related
interpretations in accounting for the stock compensation plans (the Plans) described above. Accordingly, no compensation cost has been recognized for the Plans. If compensation cost for the Plans had been determined consistent with FAS No. 123 the company's net income (loss) and earnings (loss) per share would have been adjusted to the pro-forma amounts indicated below (in thousands, except per share amounts).

JULY 31,                                                  1997           1996
-------------------------------------------------------------------------------
Net income (loss)
  As reported                                             $  660        $(2,401)
  Pro forma                                               $ (870)       $(2,464)

Earnings (loss) per share- primary
  As reported                                              $0.06        $ (0.25)
  Pro forma                                               $(0.07)       $ (0.26)
-------------------------------------------------------------------------------


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for 1997 and 1996: risk-free interest rate 6.46% for 1997 and 5.98% for 1996, dividend yields of 0%, volatility factors of the expected market price of the Company's Common Stock of 50% for 1997 and 0% for 1996, and a weighted average expected life of an option of four years. The Company has also estimated the fair value for the purchase rights issued under the Company's Employee Stock Purchase Plan, under the Black-Scholes valuation model using the following assumptions for 1997: risk free interest rate 5.9%, dividend yields of 0%, volatility factors of the expected market price of the Company's Common Stock of 50% and a weighted average expected life of two years.

Because the method of accounting prescribed by FAS 123 has not been applied to options granted prior to August 1, 1995, and because the Black-Scholes option valuation model was developed for traded options and requires the input of subjective assumptions, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

At July 31, 1997, a total of 209,000 shares were subject to repurchase and options to purchase approximately 503,000 shares were available for future grants.

Based on an independent appraiser's valuation report, management believes that the exercise price for certain options granted during fiscal 1996 was below the estimated fair value of the Company's Common Stock at the dates of grant. Accordingly, the Company will recognize approximately $115,000 of compensation expense over the options' four-year vesting periods.


                                      31.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

COMMON STOCK WARRANTS    In July 1996, the Company agreed to issue a warrant to
purchase 140,000 shares of its Common Stock at $5.50 per share to one of its Series C stockholders in exchange for rights to certain technology. These warrants were subsequently issued in August 1996. The aggregate value of the warrant was estimated by the Company at $175,000 and is being accounted for as purchased technology. The warrant is exercisable immediately and expires at the earlier of August 1999 or the acquisition of the Company by another entity. The purchased technology will be amortized over its estimated life.

NOTE 5.  COMMITMENTS

The Company leases certain computer equipment and office equipment under long-term lease agreements that are classified as capital leases. The leases expire over the next four years and include options to purchase the equipment at the end of the lease terms.

The Company leases its facilities under operating leases that expire at various dates through April 2006. The leases provide for escalating lease payments.

Future minimum lease payments, at July 31, 1997 were as follows (in thousands):

                                                       CAPITAL        OPERATING
                                                       LEASES         LEASES
-------------------------------------------------------------------------------
Fiscal year ending July 31,
1998                                                   $  39         $1,026
1999                                                      37          1,034
2000                                                      19          1,098
2001                                                      13          1,102
2002                                                       3          1,148
Thereafter                                                --          4,270
-------------------------------------------------------------------------------
Total minimum lease payments                             111         $9,678
-------------------------------------------------------------------------------
Less amount representing interest                        (20)
-------------------------------------------------------------------------------
Present value of future minimum lease payments            91
Less current portion of capital lease payments           (25)
-------------------------------------------------------------------------------
Long-term capital lease obligations                    $  66
-------------------------------------------------------------------------------


Total rent expense was approximately, $434,000, $293,000 and $122,000 for the years ended July 31, 1997, 1996 and 1995, respectively. The 1997 and 1996 rental expense was offset by sublease income of approximately $97,000 and $72,000 respectively.


                                      32.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY


NOTE 6.  OTHER INCOME (EXPENSE)

YEARS ENDED JULY 31,                                 1997      1996      1995
------------------------------------------------------------------------------
(IN THOUSANDS)

Interest income                                       $882      $110       $77
Interest expense                                       (19)      (25)       (6)
Other expense, net                                     (41)       --        --
------------------------------------------------------------------------------
Total other income, net                               $822     $  85       $71
------------------------------------------------------------------------------

NOTE 7.  INCOME TAXES

The income tax provision for the years ended July 31, 1997, 1996 and 1995 is summarized as follows (in thousands):

YEARS ENDED JULY 31,                                    1997      1996      1995
--------------------------------------------------------------------------------
Current
  Federal                                              $  27     $  --       $--
  State                                                    7        --        --
  Foreign withholding tax                                797       509        80
--------------------------------------------------------------------------------
                                                        $831      $509       $80
--------------------------------------------------------------------------------

Deferred tax assets are summarized as follows (in thousands):

JULY 31,                                                   1997           1996
--------------------------------------------------------------------------------
Net operating loss carryforwards                         $   230        $   550
Alternative minimum tax credit carryforwards                  65             --
Research and development credit carryforwards                180            300
Foreign tax credit carryforwards                             750            589
Reserves and allowances                                      520            161
Research and development                                     755            600
--------------------------------------------------------------------------------
  Total deferred tax assets                                2,500          2,200
--------------------------------------------------------------------------------
Deferred tax asset valuation allowance                    (2,500)        (2,200)
--------------------------------------------------------------------------------
                                                         $    --        $    --
--------------------------------------------------------------------------------


                                      33.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              PUMA TECHNOLOGY

The Company has incurred losses from inception through fiscal 1996. Management believes that, based on the history of such losses and other factors, the weight of available evidence indicates that it is more likely than not that the Company will not be able to realize its deferred tax assets and thus a full valuation reserve has been recorded at July 31, 1997 and 1996.

A reconciliation of the income tax provision to the amount computed by applying the statutory federal income tax rate to income (loss) before income tax provision is summarized as follows (in thousands):


YEARS ENDED JULY 31,                                 1997      1996      1995
--------------------------------------------------------------------------------
Amounts computed at statutory federal rate           $507     $(644)    $(702)
Foreign withholding taxes                             797       509        80
In-process research and development not deductible    247       911        --
Utilization of foreign tax credits                   (633)       --        --
Utilization of tax loss carryforwards                (448)     (322)       --
Future benefits not currently recognized              361        55       702
--------------------------------------------------------------------------------
                                                     $831    $  509     $  80
--------------------------------------------------------------------------------

At July 31, 1997, the Company had approximately $675,000 of federal net operating loss carryforwards which expire beginning in 2008. Due to ownership change limitations provided by the Internal Revenue Code of 1986, these net operating loss carryforwards are subject to an annual limitation of approximately $360,000.

At July 31, 1997, the Company has $180,000 of federal research and development credit carryforwards and $750,000 of foreign tax credit carryforwards and $65,000 of alternative minimum tax credit carryforwards which begin to expire in 2008. Utilization of approximately $168,000 of the Company's research and development credit carryforwards is subject to an annual limitation of $120,000 due to ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions and may be further limited should another ownership change occur. The annual limitation may result in the expiration of the credits before utilization.

NOTE 8.  BUSINESS SEGMENTS

The Company operates in a single industry segment encompassing the development, marketing and support of mobile data exchange software. The Company markets its products to customers in North America, Asia and Europe. The Company's customer base consists primarily of large OEMs in the PC market and selected distributors in North America, Asia and Europe which primarily market to the retail channel. Revenue information by geographic region is as follows:

YEARS ENDED JULY 31,                                 1997      1996      1995
--------------------------------------------------------------------------------
North America                                    $  7,172    $2,649      $249
Japan                                               7,304     4,302       611
Other International                                 1,153       765        --
--------------------------------------------------------------------------------
                                                  $15,629    $7,716      $860
--------------------------------------------------------------------------------


                                      34.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of Puma Technology, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Puma Technology, Inc. and its subsidiaries at July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

San Jose, California
August 25, 1997

                                      35.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 PUMA TECHNOLOGY

                               CORPORATE DIRECTORY

BOARD OF DIRECTORS

+Michael M. Clair, Chairman
+Stephen A. Nicol
+Tyron F. Pike
+Bradley A. Rowe
+Dr. Robert A. Rutner, DDS


EXECUTIVE OFFICERS
+M  Bruce Nakao
 Chief Financial Officer and
 Senior Vice President,
 Finance and Administration

+Stephen A. Nicol
 Senior Vice President,
 Sales and Secretary

+Bradley A. Rowe
 President and
 Chief Executive Officer

+INDIVIDUALS SUBJECT TO THE PROVISIONS OF SECTION 16(b) OF THE SECURITIES ACT OF 1934


VICE PRESIDENTS

Masanari Arai
Vice President, Product Marketing

Michael A. Blanchette
Vice President,
Chief Technology Officer

Kelly Hicks
Corporate Controller

Ken Kelly
Vice President,
Product Development

Steven R. Magidson
Vice President,
Corporate Communications

Krimo Salem
Vice President, Information Systems


GENERAL COUNSEL AND ASSISTANT SECRETARY

Karen A. Ammer


HEADQUARTERS

2550 N. First Street, #500
San Jose, CA 95131
(408)321-7650


SUBSIDIARIES

IntelliLink
One Tara Blvd., Suite 104
Nashua, NH 03062
(603)888-0666


INDEPENDENT AUDITORS

Price Waterhouse LLP
San Jose, CA


LEGAL COUNSEL
Gray Cary Ware & Freidenrich
Palo Alto, CA


TRANSFER AGENT
Harris Trust & Savings Bank
Chicago, IL


COMMON STOCK

The Company's stock is traded on the National Market System under the NASDAQ symbol: PUMA


ANNUAL MEETING OF STOCKHOLDERS

The annual meeting will be held Wednesday, December 10, 1997 at 10:00 am PST at the Santa Clara Marriott, located at 2700 Mission College Boulevard, Santa Clara, California


FORM 10-K

A copy of the Company's form 10-K, as filed with the Securities and Exchange Commission, is available upon written request from:

Investor Relations
Puma Technology
2550 N. First Street, #500
San Jose, California 95131


INVESTOR RELATIONS CONTACT

M  Bruce Nakao
(408)321-3863
or e-mail: invrel@pumatech.com


WORLD WIDE WEB HOME PAGE

http://www.pumatech.com


                                      36.

--------------------------------------------------------------------------------