Form 10-K, Exhibit 13
period 1998-07-31
PUMA TECHNOLOGY INC
filed 1998-11-13
CIK 1020716

                               SELECTED FINANCIAL DATA

                          PUMA TECHNOLOGY


---------------------------------------------------------------------------------------------------------------------------
   STATEMENT OF OPERATIONS DATA                     1998          1997            1996          1995          1994(1)
---------------------------------------------------------------------------------------------------------------------------
   YEARS ENDED JULY 31,
   (IN THOUSANDS, EXCEPT PER SHARE DATA)

   Revenue                                         $22,308       $15,629         $7,716         $ 860          $ 70
   Cost of revenue                                   3,077         1,738            777            77            --
   Gross profit                                     19,231        13,891          6,939           783            70
   Operating expenses                               21,880        13,222          8,916         2,920         1,030
   Operating income (loss)                          (2,649)          669         (1,977)       (2,137)         (960)
   Other income, net                                 1,114           822             85            71             6
   Income (loss) before income taxes                (1,535)        1,491         (1,892)       (2,066)         (954)
   Provision for income taxes                       (1,164)         (831)          (509)          (80)           --
   Net income (loss)                              $ (2,699)        $ 660        $(2,401)      $(2,146)        $(954)
                                                  -------------------------------------------------------------------------
   Basic net income (loss) per share               $ (0.22)       $ 0.07        $ (0.82)      $ (0.75)       $(0.31)
   Diluted net income (loss) per share             $ (0.22)       $ 0.06        $ (0.82)      $ (0.75)       $(0.31)

   (1) Period from August 27, 1993 (inception) to July 31, 1994.

---------------------------------------------------------------------------------------------------------------------------
   CONSOLIDATED BALANCE SHEET DATA                    1998         1997           1996          1995          1994
---------------------------------------------------------------------------------------------------------------------------
   JULY 31, (IN THOUSANDS)

   Cash, cash equivalents and
      short-term investments                       $21,083       $21,171          $ 982       $ 2,500         $ 406
   Total assets                                     30,439        29,413          4,004         2,948           561
   Long-term obligations                                41            66            961            16            --
   Total stockholders' equity                       26,224        26,423            653         1,886           287


SUMMARY QUARTERLY DATA UNAUDITED

---------------------------------------------------------------------------------------------------------------------------
   THREE MONTHS ENDED,         JULY 31,  APRIL 30,    JAN 31,    OCT 31,  July 31,  April 30,    Jan 31,    Oct 31,
   (IN THOUSANDS,                  1998       1998       1998       1997      1997       1997       1997       1996
   EXCEPT PER SHARE DATA)    ----------------------------------------------------------------------------------------------

   Revenue                       $4,602     $6,742     $5,727     $5,237    $4,478     $4,325     $3,624     $3,202
   Gross profit                   3,751      5,770      5,098      4,612     3,926      3,791      3,329      2,845
   Operating income (loss)       (3,943)       900        312         82      (860)       675        515        339
   Net income (loss)             (4,029)       726        376        228      (649)       628        454        227
   Basic net income (loss)
      per share                  $(0.33)    $ 0.06     $ 0.03     $ 0.02   $ (0.05)    $ 0.05     $ 0.05     $ 0.05
   Diluted net income (loss)
      per share                  $(0.33)    $ 0.06     $ 0.03     $ 0.02   $ (0.05)    $ 0.05     $ 0.04     $ 0.02
---------------------------------------------------------------------------------------------------------------------------

                                           MANAGEMENT'S DISCUSSION AND ANALYSIS

                          PUMA TECHNOLOGY


OVERVIEW Puma Technology, Inc. (Puma or the Company) develops, markets and supports Mobile Data Exchange-TM- (MDE) software, including wireless infrared connectivity and advanced data synchronization software. The Company currently has three primary families of products -- its TranXit-R- family of products that supports infrared connectivity, its Intellisync-R- family of products that performs advanced data synchronization, and its Intellisync for Notebooks family of products which combines infrared connectivity with advanced data synchronization. Additionally, the Company began licensing and earning revenue from its Software Developers Kit ("SDK") in the third fiscal quarter of 1998. The SDK provides Puma's customers with a suite of developer tools, which enable them to develop translators for both applications, and devices, which can then be incorporated into the Company's products.

TranXit and Intellisync for Notebooks software is licensed primarily to original equipment manufacturer (OEM) customers, which are primarily makers of laptop computers. These OEM customers license the Company's software for inclusion in their laptop computers to enable infrared connectivity (IR) from the laptop back to desktop computers. These OEM customers include the Company's software into their products at the time of manufacture and for each device shipped, the Company collects a royalty. Royalties are typically paid to the Company based on actual usage or forecasted volume, although certain contracts contain fixed royalties regardless of volume, for a given time period.

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

Software Developers Kits are primarily licensed directly to hardware and software manufacturers to enable their products to operate with Intellisync software.

The Company currently is developing new products that will extend its Intellisync line to include server-based synchronization and data-delivery solutions directly targeted at corporate enterprises.

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

RESULTS OF OPERATIONS - REVENUE - The Company's revenue is earned from two primary sources; software licenses and fees for service, which include customer funded engineering services and amortization of maintenance contract programs. Revenue was $22,308,000 in fiscal 1998 as compared to $15,629,000 in fiscal 1996 and $7,716,000 in fiscal 1995, representing increases of 43% and 103% from fiscal 1997 to fiscal 1998 and from fiscal 1996 to fiscal 1997, respectively. Revenue in the first nine months of fiscal 1996 did not include revenue derived from Intellisync or IntelliLink

                                           MANAGEMENT'S DISCUSSION AND ANALYSIS

                          PUMA TECHNOLOGY


products, which resulted from the IntelliLink-R- acquisition, since the acquisition was not completed until April 30, 1996.

OEM revenue continues to represent a significant portion of the Company's revenue. OEM revenue represented 68%, 74%, and 89%, of the Company's revenue in fiscal 1998, fiscal 1997, and fiscal 1996, respectively. In fiscal 1998 and 1997, Toshiba accounted for approximately 18% and 21% of the Company's revenue, respectively, and no other customer accounted for more than 10% of the Company's revenue. In fiscal 1996, Toshiba and NEC accounted for approximately 18% and 13% of the Company's revenue, respectively. Although several OEMs are subject to certain contractual minimum purchase obligations, there can be no assurance that any particular OEM will satisfy the obligation. In addition, the Company believes that the percentage of revenue derived from OEMs may fluctuate in future periods since the distribution channels used by the Company for its existing and future products are subject to change.

International revenue continues to represent a significant portion of the Company's revenue. International revenue represented approximately 48%, 54%, and 67% of the Company's revenue in fiscal 1998, fiscal 1997, and fiscal 1996, respectively. The Company expects that international revenue will continue to represent a significant portion of the Company's revenue for the foreseeable future.

- LICENSE REVENUE - License revenue is earned from the sale of software products and royalty agreements with OEMs. License revenue was $18,469,000 in fiscal 1998 as compared to $13,710,000 in fiscal 1997 and $7,418,000 in fiscal 1996, representing increases of 35% and 85% from fiscal 1997 to fiscal 1998 and from fiscal 1996 to fiscal 1997, respectively. The increase in license revenue from fiscal 1998 as compared to fiscal 1997 was primarily due to increased revenue earned from the Company's Intellisync for handheld devices, and to a lesser extent, increased license revenue earned from Intellisync for Notebook products and Software Development Kits. The increase in license revenue in fiscal 1997 as compared to fiscal 1996 was primarily due to both increased unit shipments from the continuing acceptance of the Company's TranXit products and increased unit shipments of the Company's Intellisync products which were introduced in fiscal 1996.

- SERVICE REVENUE - Service revenue is earned from fees for services including customer funded engineering services and amortization of maintenance contract programs. Service revenue was $3,839,000 in fiscal 1998 as compared to $1,919,000 in fiscal 1997 and $298,000 in fiscal 1996 representing 100% and 544% increases, respectively. The increases in service revenue for fiscal 1998 as compared to fiscal 1997 and fiscal 1997 as compared to fiscal 1996 was primarily due to increased customer funded engineering services for software development required to support new mobile computing devices.

- COST OF REVENUE - Cost of revenue consists primarily of product media and duplication, manuals, packing supplies, shipping expenses and personnel related costs incurred under customer funded software development agreements. The Company's cost of revenue is affected by the mix between its various distribution channels and is affected by the mix between its geographies such as the United States, Japan and Europe. Additionally, the Company's cost of revenue is affected by the mix between its sources such as royalties, packaged product, customer funded engineering contracts and sales and fulfillment via its Web site. A majority of Intellisync revenue is derived by direct sales to distributors and retailers as well as end-users. The Company anticipates that gross profit as a percentage of total revenue will decrease, to the extent sales service revenue as a percentage of total revenue increases in proportion to the Company's total revenue. This decline in gross profit percentage is anticipated since the gross profit associated with revenue earned from customer funded engineering services tend to be lower than the margins associated with revenue earned from royalties or packaged product. Additionally, the Company anticipates that gross profit as a percentage of total revenue will decrease, to the extent sales to distributors and retailers increase in proportion to the Company's total revenue. This decline in gross profit percentage is anticipated since the average selling price to distributors and retailers is lower due to distributor discounts and the cost of revenue is higher due to product

                                           MANAGEMENT'S DISCUSSION AND ANALYSIS

                          PUMA TECHNOLOGY


costs. Royalty revenue is derived largely from licensing TranXit to OEM customers and cost of sales attributable to TranXit royalties have not been significant.

- COST OF LICENSE REVENUE - Cost of license revenue includes product media and duplication, manuals, packing supplies, shipping expenses and, in certain transactions, royalties paid to certain vendors. Cost of license revenue as a percentage of license revenue was 8% for fiscal 1998 and 1997 and 9% for 1996. The fiscal 1997 decrease in cost of license revenue as percentage of license revenue as compared to fiscal 1996 was primarily due to reduced product costs associated with OEM's partially offset by increased costs associated with increased volumes of packaged product shipments.

- COST OF SERVICE REVENUE - Cost of service revenue primarily represents personnel related costs incurred for development work under customer funded software development agreements. Cost of service revenue as a percentage of service revenue represented 40% in fiscal 1998, 37% in fiscal 1997 and 35% in fiscal 1996.

- RESEARCH AND DEVELOPMENT - Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, quality assurance personnel, product localization, fees to outside contractors and the cost of facilities and depreciation of capital equipment. The Company invests in research and development both for new products and to provide continuing enhancements to existing products. Research and development expenses increased by 58% to $9,876,000 in fiscal 1998 from $6,236,000 in fiscal 1997. In fiscal 1997, research and development expenses increased 108% to $6,236,000 from $3,003,000 in fiscal 1996. Research and development represented approximately 44% of total revenue in fiscal 1998 and represented approximately 40% of total revenue in both fiscal 1997 and fiscal 1996. The absolute dollar year over year increase in research and development expenses in fiscal 1998 was primarily due to increased personnel related costs and spending. This increased spending was required to develop and support a wider breadth of the Company's existing Intellisync and TranXit product offerings and, to a lesser extent, increased personnel related costs and spending required to develop the Company's next generation of products which will be server based. The absolute dollar year over year increase in research and development expenses in fiscal 1997 was primarily due to increased personnel related costs and spending required to develop the Company's Intellisync product offerings and, to a lesser extent, increased personnel related costs and spending required to develop enhanced versions of TranXit and other new products. A significant portion of the Company's research and development expenses are comprised of fees paid to outside contractors which are engaged by the Company on a project-by-project basis. The Company believes research and development expenses may fluctuate from quarter to quarter in absolute dollars and as a percentage of revenue, depending upon the status of various development projects.

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

- SALES AND MARKETING - Sales and marketing expenses consist primarily of salaries, commissions, promotional expenses and other related expenses of sales and marketing personnel. Sales and marketing expenses increased by 72% to $6,855,000 in fiscal 1998 from $3,983,000 in fiscal 1997. In fiscal 1997, sales and marketing expenses increased 84% to $3,983,000 from $2,169,000 in fiscal 1996. Sales and marketing expenses represented approximately 31%, 25% and 28% of total revenues in fiscal 1998, fiscal 1997, and fiscal 1996, respectively. Sales and marketing expenses increased in absolute dollars in both fiscal 1998 and fiscal 1997 primarily due to the expansion of the Company's sales and marketing force, related travel and entertainment expenses and increased marketing activities in an effort to expand its customer base and channel presence. The

                                           MANAGEMENT'S DISCUSSION AND ANALYSIS

                          PUMA TECHNOLOGY


Company intends to continue expanding its sales organization to promote new products and geographies in the upcoming fiscal year.

- GENERAL AND ADMINISTRATIVE - General and administrative expenses consist primarily of salaries and other related expenses of administrative, executive and financial personnel and other outside professional fees. General and administrative expenses increased by 41% to $2,994,000 in fiscal 1998 from $2,123,000 in fiscal 1997. In fiscal 1997, general and administrative expenses increased 100% to $2,123,000 in fiscal 1997 from $1,064,000 in fiscal 1996.
General and administrative expenses represented approximately 13% of total revenues in fiscal 1998, represented 14% of total revenues in both fiscal 1997 and fiscal 1996. The year over year increases in absolute general and administrative spending in fiscal 1998 was primarily due to increased personnel and facility related costs, increased legal and accounting fees, increased provision for doubtful accounts, and increased amortization of intangible assets related to the acquisition of Real World Solutions. The year over year increases in absolute general and administrative spending in fiscal 1997 was primarily due to increased headcount and related spending to support the need for a growing infrastructure, and to a lesser extent, amortization of intangible assets related to the acquisition of IntelliLink.

- IN-PROCESS RESEARCH AND DEVELOPMENT - In the fourth quarter of fiscal 1998, the Company recorded a charge of $2,155,000 for in-process research and development associated with the purchase of SoftMagic Corp. ("SoftMagic"). In the fourth quarter of fiscal 1997, the Company recorded a charge of $880,000 for in-process research and development associated with the asset purchase of Real World Solutions. In the third quarter of 1996, the Company recorded a charge of $2,680,000 for in-process research and development associated with the purchase of IntelliLink Corporation. See Note 2 of Notes to Consolidated Financial Statements.

- INTEREST AND OTHER INCOME, NET - Interest and other income, net, represents interest earned by the Company on its cash and short-term investments, offset by interest expense on long-term debt and capitalized leases and miscellaneous fees and charges. Interest and other income, net, increased to $1,114,000 in fiscal 1998 from $822,000 in fiscal 1997 and from $85,000 in fiscal 1996. The increase in interest and other income, net, in fiscal 1998 as compared to fiscal 1997 was due to increased interest income on increased cash, cash equivalents and short-term investment base held throughout the year. The increase in interest and other income, net, in fiscal 1997 as compared to fiscal 1996 was due to increased interest income on increased average cash, cash equivalents and short-term investment base, primarily as a result of proceeds generated from the Company's initial public offering in December 1996.

- PROVISION FOR INCOME TAXES - Provision for income taxes increased to $1,164,000 in fiscal 1998 from $831,000 in fiscal 1997 and $509,000 in fiscal
1996. The provision for income taxes primarily represents foreign withholding taxes. The foreign withholding taxes are primarily a function of royalties earned by the Company from certain foreign customers.

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

                                           MANAGEMENT'S DISCUSSION AND ANALYSIS


                          PUMA TECHNOLOGY


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

The Company has expanded its sales channel by fulfilling orders via the World Wide Web. Given its limited history, there can be no assurance of continued acceptance or demand for orders placed via the Web. Additionally, there can be no assurance that Web sales may not adversely affect sales in the Company's retail and reseller sales channels.

The Company's gross margin on its service revenue is substantially lower than its gross margin on license revenue. Any increase in service revenue would have a corresponding increase in cost of revenue and may have an adverse effect on the Company's gross margins. The Company may also reduce prices or increase spending in response to competition or to pursue new market opportunities.

The operating results of many software companies reflect seasonal fluctuation. For example, sales in Europe and certain other countries typically are adversely affected in the summer months when business activity is reduced. The Company's revenues and operating results may be adversely affected by diminished demand for the Company's products on a seasonal basis.

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

The Company's operating activities provided cash of $2,128,000, provided cash of $392,000, and used cash of $896,000 in fiscal 1998, fiscal 1997 and fiscal
1996, respectively. Net cash provided in fiscal 1998 was primarily due to net loss adjusted for non-cash depreciation and amortization, in-process research and development related to the asset acquisition of SoftMagic and increased deferred revenue and accrued expenses and decreased accounts receivable and prepaid expenses. These sources were partially offset by increases in inventory and decreases in accounts payable. Net cash provided in fiscal 1997 was primarily due to net income adjusted for non-cash depreciation and amortization, in-process research and development related to the asset acquisition of Real World Solutions and increased accounts payable and accrued

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

                          PUMA TECHNOLOGY


expenses. These sources were partially offset by increases in accounts receivable, inventory, prepaids and other assets and decreases in deferred revenue.

Cash used in investing activities was $1,046,000, used in investing activities was $19,444,000, and provided from investing activities $132,000 in fiscal 1998, fiscal 1997 and fiscal 1996, respectively. Cash used in fiscal 1998 was primarily due to purchases of short-term investments, and to a lesser extent, purchases of property and equipment and cash used in the asset purchase of SoftMagic. Cash used in fiscal 1997 was primarily due to purchases of short-term investments, and to a lesser extent, purchases of property and equipment and cash used in the asset purchase of Real World Solutions. Cash provided by investing activities in fiscal 1996 was primarily related to proceeds from maturities of short-term investments offset by purchases of property and equipment. Cash used in fiscal 1995 was primarily related to purchases of short-term investments, and to a lesser extent, purchases of property and equipment.

Cash provided by financing activities was $512,000, provided by financing activities was $23,894,000, and used in financing activities $254,000, in fiscal 1998, fiscal 1997 and fiscal 1996, respectively. Cash provided from financing activities provided in fiscal 1998 was primarily due to the issuance of Common Stock and repayments of notes to stockholders. Cash provided from financing activities provided in fiscal 1997 was primarily due to the issuance of Common Stock and, to a much lesser extent, the preferred stock and proceeds from conversion of warrants and exercise of stock options.

At July 31, 1998 the Company's principal source of liquidity represented by cash, cash equivalents and short-term investments totaled $21,083,000. The Company currently has no significant capital commitments. The Company currently has no bank financing arrangements. The Company believes that its current cash, cash equivalents and short-term investment balances and cash generated from operations, if any, will be sufficient to meet its working capital and other cash requirements for at least the next twelve months.

OTHER FACTORS - YEAR 2000 ISSUES - BACKGROUND - Some computers, software, and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "Millennium Bug" or "Year 2000 Problem."

ASSESSMENT - The Year 2000 Problem could affect computers, software, and other equipment used, operated, or maintained by the Company. The Company believes that its computer systems are Year 2000 compliant.

SOFTWARE SOLD TO CONSUMERS - The Company believes that it has substantially identified and resolved all potential Year 2000 Problems with any of the software products, which it develops and markets. However, management also believes that it is not possible to determine with complete certainty that all Year 2000 Problems affecting the Company's software products have been identified or corrected due to complexity of these products and the fact that these products interact with other third party vendor products and operate on computer systems which are not under the Company's control.

SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS - In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, elevators, and other common devices may be affected by the Year 2000 Problem. The Company presently believes that its office and facilities equipment are Year 2000 compliant.

SUPPLIERS - The Company has limited or no control over the actions of third party suppliers. Thus, while the Company expects that it will be able to resolve any significant Year 2000 Problems with these systems, there can be no assurance that these suppliers will resolve any or all Year 2000 Problems with these systems before the occurrence of a material disruption to the business of the Company

                                           MANAGEMENT'S DISCUSSION AND ANALYSIS


                          PUMA TECHNOLOGY


or any of its customers. Any failure of these third parties to resolve
Year 2000 problems with these systems in a timely manner could have a material adverse effect on the Company's business, financial condition, and results of operation.

MOST LIKELY CONSEQUENCES OF YEAR 2000 PROBLEMS - The Company expects to identify and resolve all Year 2000 Problems that would materially adversely affect its business operations. However, management believes that it is not possible to determine with complete certainty that all Year 2000 Problems affecting the Company have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, one cannot accurately predict how many Year 2000 Problem-related failures will occur or the severity, duration, or financial consequences of these perhaps inevitable failures. As a result, management expects that the Company could likely suffer the following consequences:

     1. a significant number of operational inconveniences and inefficiencies for the Company and its clients that may divert management's time and attention and financial and human resources from its ordinary business activities; and

     2. a lesser number of serious system failures that may require significant efforts by the Company or its clients to prevent or alleviate material business disruptions.

CONTINGENCY PLANS - The Company has not developed contingency plans.

The Company does not believe that the Year 2000 Problem will have a material adverse effect on the Company's business or results of operations.

DISCLAIMER - The discussion of the Company's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. The Company's ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review.

- MARKET RISK DISCLOSURE - At the end of fiscal year 1998, the Company had an investment portfolio of fixed income securities excluding those classified as cash and cash equivalents, of $13,665,000 (see Note 3 of Notes to Consolidated Financial Statements). These securities, like all fixed income instruments, are subject to interest rate risk and will fall in values if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels as of July 31, 1998, the decline of the fair value of the portfolio (approximately $24,000) would not be material. However, the Company has the ability to hold its fixed income investments until maturity, and therefore the Company would not expect to recognize an adverse impact in income or cash flows.

- SUBSEQUENT EVENT - RESTRUCTURE - In October 1998 the Company internally announced a plan to consolidate its East and West coast engineering organizations for its Intellisync family of products. Once completed, the restructuring plan is expected to create efficiencies by reducing overall engineering headcount and eliminating redundancies associated with maintaining two separate product development organizations. The Company currently plans to complete the restructuring activities by the end of its third fiscal quarter.

As a result of the restructuring plan, the Company expects to incur a one-time charge in its first fiscal quarter of 1999 for severance and facility related costs associated with implementing its plan. Additionally, the Company also expects the restructuring plan to have an adverse impact on its statements of operations in the second and third fiscal quarters of fiscal 1999.

                                                    CONSOLIDATED BALANCE SHEETS

                          PUMA TECHNOLOGY


---------------------------------------------------------------------------------------------------------------------------
   ASSETS                                                                                 1998              1997
---------------------------------------------------------------------------------------------------------------------------
   JULY 31, (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Current assets:
     Cash and cash equivalents                                                           $ 7,418          $ 5,824
     Short-term investments                                                               13,665           15,347
     Accounts receivable, net                                                              3,431            3,615
     Inventories                                                                             244              224
     Prepaid expenses and other current assets                                               392              443
                                                                                   ----------------------------------------
       Total current assets                                                               25,150           25,453
   Property and equipment, net                                                             3,254            2,844
   Other assets                                                                            2,035            1,116
                                                                                   ----------------------------------------
       Total assets                                                                      $30,439          $29,413


---------------------------------------------------------------------------------------------------------------------------
   LIABILITIES AND STOCKHOLDERS' EQUITY                                                   1998              1997
---------------------------------------------------------------------------------------------------------------------------
   Current liabilities:
     Accounts payable                                                                    $ 1,140          $ 1,215
     Accrued expenses and other current liabilities                                        1,517            1,001
     Deferred revenue                                                                      1,489              683
     Current portion of capital lease obligations                                             28               25
                                                                                   ----------------------------------------
       Total current liabilities                                                           4,174            2,924
                                                                                   ----------------------------------------
   Capital lease obligations, net of current portion                                          41               66
                                                                                   ----------------------------------------
       Total liabilities                                                                   4,215            2,990
                                                                                   ----------------------------------------
   Commitments and contingencies (Note 5)
     Common stock, $0.001 par value; 40,000 shares authorized
       12,473, and 12,032 shares issued and outstanding at
       July 31, 1998 and 1997 respectively                                                    12               12
     Additional paid-in capital                                                           33,871           31,525
     Receivable from stockholders                                                            (66)            (192)
     Deferred stock compensation                                                             (53)             (81)
     Accumulated deficit                                                                  (7,540)          (4,841)
                                                                                   ----------------------------------------
       Total stockholders' equity                                                         26,224           26,423
                                                                                   ----------------------------------------
       Total liabilities and stockholders' equity                                        $30,439          $29,413
                                                                                   ----------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

                                          CONSOLIDATED STATEMENTS OF OPERATIONS

                                PUMA TECHNOLOGY


--------------------------------------------------------------------------------------------------------------------
   YEARS ENDED JULY 31, (IN THOUSANDS, EXCEPT PER SHARE DATA)            1998             1997              1996
                                                                    ------------------------------------------------
   Revenue
     License                                                           $18,469           $13,710          $ 7,418
     Services                                                            3,839             1,919              298
                                                                    ------------------------------------------------
       Total revenue                                                    22,308            15,629            7,716
                                                                    ------------------------------------------------
   Cost of revenue
     License                                                             1,541             1,032              673
     Services                                                            1,536               706              104
                                                                    ------------------------------------------------
       Total cost of revenue                                             3,077             1,738              777
                                                                    ------------------------------------------------
     Gross profit                                                       19,231            13,891            6,939

   Operating expenses:
     Research and development                                            9,876             6,236            3,003
     Sales and marketing                                                 6,855             3,983            2,169
     General and administrative                                          2,994             2,123            1,064
     In-process research and development                                 2,155               880            2,680
                                                                    ------------------------------------------------
       Total operating expenses                                         21,880            13,222            8,916
                                                                    ------------------------------------------------
   Operating income (loss)                                              (2,649)              669           (1,977)
   Other income, net                                                     1,114               822               85
                                                                    ------------------------------------------------
   Income (loss) before income taxes                                    (1,535)            1,491           (1,892)
   Provision for income taxes                                           (1,164)             (831)            (509)
                                                                    ------------------------------------------------
   Net income (loss)                                                   $(2,699)            $ 660          $(2,401)
                                                                    ------------------------------------------------
                                                                    ------------------------------------------------

   Basic net income (loss) per share                                   $ (0.22)           $ 0.07          $ (0.82)

   Diluted net income (loss) per share                                 $ (0.22)           $ 0.06          $ (0.82)

   Shares used in computing basic net income (loss)
     per common share                                                   12,118             9,326            2,926

   Shares used in computing diluted net income (loss)
     per common share                                                   12,118            11,442            2,926
--------------------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these consolidated financial statements.

                                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 PUMA TECHNOLOGY


--------------------------------------------------------------------------------------------------------------------------------
                                              Convertible                               Receivable  Deferred
                                            Preferred Stock   Common Stock  Additional    from        Stock    Accu-
                                Stock Sub-  ---------------  --------------  Paid-in      Stock-     Compen-  mulated
(IN THOUSANDS)                  scription   Shares  Amount   Shares  Amount  Capital     holders     sation   Deficit    Total
                                ------------------------------------------------------------------------------------------------
Balance at July 31, 1995         $   --      2,620     $ 3    2,722     $ 3    $ 4,982    $  (2)       $ --   $(3,100)  $ 1,886
Issuance of Common Stock
   upon exercise of options          --         --      --      580      --        321      (53)         --        --       268
Issuance of Common Stock
   in connection with
   acquisition of IntelliLink        --         --      --    1,019       1      1,273     (194)         --        --     1,080
Loan to former officer of
   IntelliLink Corp.                 --         --      --       --      --         --     (184)         --        --      (184)
Repurchase of unvested
   Common Stock                      --         --      --      (24)     --         (5)       2          --        --        (3)
Deferred compensation
   related to stock options          --         --      --       --      --        115       --        (108)       --         7
Subscription for Series C
   convertible preferred stock    1,582         --      --       --      --         --   (1,582)         --        --        --
Net loss                             --         --      --       --      --         --       --          --    (2,401)   (2,401)
                                ------------------------------------------------------------------------------------------------
                                ------------------------------------------------------------------------------------------------
Balance at July 31, 1996          1,582      2,620       3    4,297       4      6,686   (2,013)       (108)   (5,501)      653
Issuance of Series C
   convertible preferred stock,
   net of issuance costs         (1,582)       286      --       --      --      1,582    1,582          --        --     1,582
Issuance of Common Stock
   upon exercise of options          --         --      --      189      --        564       --          --        --       564
Issuance of warrants                 --         --      --       --      --        175       --          --        --       175
Exercise of warrants for
   Common Stock                      --         --      --      330      --        405       --          --        --       405
Conversion of debenture to
   Common Stock                      --         --      --      344      --        953       --          --        --       953
Repurchase of unvested
   Common Stock                      --         --      --       (3)     --          --      --          --        --        --
Loan to stockholder                  --         --      --       --      --          --     (71)         --        --       (71)
Repayments by stockholder            --         --      --       --      --          --     310          --        --       310
Amortization of deferred
   compensation                      --         --      --       --      --          --      --          27        --        27
Shares issued in initial
   offering, net of expenses         --         --      --    2,500       4      21,161      --          --        --    21,165
Conversion of preferred stock
   to Common Stock                   --     (2,906)     (3)   4,375       4          (1)     --          --        --        --
Net income                           --         --      --       --      --          --      --          --       660       660
                                ------------------------------------------------------------------------------------------------
Balance at July 31, 1997             --         --      --   12,032      12      31,525    (192)        (81)   (4,841)   26,423
Issuance of Common Stock
   upon exercise of options          --         --      --       91      --         107      --          --        --       107
Issuance of Common Stock
   under Employee Stock
   Purchase Plan                     --         --      --       62      --         273      --          --        --       273
Repurchase of unvested
   Common Stock                      --         --      --      (54)     --         (10)     --          --        --       (10)
Issuance of options and
   warrants                          --         --      --       --      --          38      --          --        --        38
Issuance of Common Stock
   in connection with
   SoftMagic Acquisition             --         --      --      342      --       1,938      --          --        --     1,938
Repayments by stockholder            --         --      --       --      --          --     126          --        --       126
Amortization of deferred
   compensation                      --         --      --       --      --          --      --          28        --        28
Net loss                             --         --      --       --      --          --      --          --    (2,699) . (2,699)
                                ------------------------------------------------------------------------------------------------
Balance at July 31, 1998         $   --         --      $--  12,473     $12     $33,871   $ (66)      $ (53)  $(7,540)  $26,224
--------------------------------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these consolidated financial statements.

                                                        CONSOLIDATED CASH FLOWS

                                PUMA TECHNOLOGY

-------------------------------------------------------------------------------------------------------------------
YEARS ENDED JULY 31,                                                     1998              1997             1996
Cash flows from operating activities
   Net income (loss)                                                  $ (2,699)          $   660          $(2,401)
   Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating activities:
       Depreciation and amortization                                     1,182               616              217
       In-process research and development                               2,155               880            2,680
       Other                                                                28                20               42
       Changes in assets and liabilities:
         Accounts receivable                                               184            (1,778)          (1,637)
         Inventories                                                       (20)              (59)            (105)
         Prepaid expenses and other current assets                          51              (384)             (82)
         Accounts payable                                                  (75)              512               17
         Accrued expenses and other current liabilities                    516               284              272
         Deferred revenues                                                 806              (359)             101
                                                                     ----------------------------------------------
   Net cash provided by (used in) operating activities                   2,128               392             (896)
                                                                     ----------------------------------------------
Cash flows from investing activities:
   Purchase of property and equipment                                   (1,332)           (2,679)            (317)
   Purchase of short term investments                                  (20,409)          (23,960)              --
   Maturities of short-term investments                                 21,791             8,003              500
   Cash used in acquisitions, net of cash acquired                      (1,096)             (808)             (51)
                                                                     ----------------------------------------------
Net cash (used in) provided by investing activities                     (1,046)          (19,444)             132
                                                                     ----------------------------------------------
Cash flows from financing activities:
   Principal payments under capital lease obligations                      (22)              (26)             (22)
   Principal repayments on notes payable                                    --               (35)            (119)
   Proceeds from exercise of warrants                                       --               405               --
   Note repayments (advances) to stockholder                               126               239             (184)
   Net proceeds from issuance of convertible preferred stock                --             1,582               --
   Net proceeds from issuance of Common Stock                              408            21,729               71
                                                                     ----------------------------------------------
Net cash provided by (used in) financing activities                        512            23,894             (254)
                                                                     ----------------------------------------------
Increase (decrease) in cash and cash equivalents                         1,594             4,842           (1,018)
Cash and cash equivalents at beginning of period                         5,824               982            2,000
                                                                     ----------------------------------------------
Cash and cash equivalents at end of period                             $ 7,418           $ 5,824          $   982
                                                                     ----------------------------------------------
                                                                     ----------------------------------------------
Supplemental disclosure of cash flow information:
   Interest paid                                                       $     3           $    21          $     7
                                                                     ----------------------------------------------
   Income taxes paid                                                   $   370           $   831          $   509
                                                                     ----------------------------------------------
Supplemental disclosure of noncash financing activities:
   Property and equipment acquired under capital leases                     --                --               --
   Common Stock issued in connection with the
     acquisition of SoftMagic and IntelliLink Corp.                      1,938                --            1,274
   Common Stock paid by cancellation of accounts payable                    --                --              197
   Issuance of warrants for technology                                      --               175               --
   Conversion of debenture to Common Stock                                  --               953               --
-------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                PUMA TECHNOLOGY


1    THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

- THE COMPANY - Puma Technology, Inc. (the "Company") was incorporated in California on August 27, 1993 and was subsequently reincorporated in Delaware on November 27, 1996. The Company develops, markets and supports mobile data exchange software which allows user to easily access, exchange and synchronize information stored on a variety of different computing devices.

- BASIS OF PRESENTATION - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

- USE OF ESTIMATES AND ASSUMPTIONS - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

- REVENUE RECOGNITION - The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SoP") 91-1 on software revenue recognition. In October 1997, the AICPA issued SoP No. 97-2, "Software Revenue recognition," which provides guidance on recognizing revenue for software transactions. See Note 10 for discussion of SoP No. 97-2 and its impact on the Company's revenue recognition practice for transactions entered into after July 31, 1998.

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

- CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

- SHORT TERM INVESTMENTS - The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standards No. 115 (FAS
115), "Accounting for Certain Investments in Debt and Equity Securities," which requires the

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                PUMA TECHNOLOGY


Company to classify debt and equity securities into one of three categories: held to maturity, trading or available for sale. The Company has classified its investments as available for sale. The cost of securities sold is based on the specific identification method.

- INVENTORIES - Inventories consist principally of software and related documentation, which are stated at the lower of cost (first-in, first-out) or market.

- SOFTWARE DEVELOPMENT COSTS - Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. The Company defines establishment of technological feasibility at the point which product reaches beta. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized, if material. To date, all software development costs have been expensed as incurred.

- PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or in the case of leased assets, the life of the lease, if shorter.

- OTHER ASSETS - Other assets are primarily comprised of intangibles, goodwill, and other investments. Amortization on intangibles and goodwill is computed on the straight-line basis over the expected lives of the assets ranging from two to five years. Accumulated amortization was $543,000 and $282,000 at July 31, 1998 and 1997 respectively.

- INCOME TAXES - Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of the assets and liabilities and are measured using the currently enacted tax rates and laws.

- CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and trade accounts receivable. The Company places its cash, cash equivalents and short-term investments primarily in money market accounts and commercial paper. The Company, by policy, limits the amount of credit exposure for cash and cash equivalents to any one issuer.

The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. At July 31, 1998, three customers accounted for 21%, 18%, and 15% of accounts receivable, respectively. At July 31, 1997 two customers accounted for 17% and 11% of accounts receivable, respectively.

The Company's sales are generally denominated in US dollars. The Company does not undertake any foreign currency hedging activities.

- NET INCOME (LOSS) PER SHARE - Net income (loss) per share is computed in accordance with Statement of Financial Standards No. 128. Basic net income per share is computed using the weighted average common shares outstanding during the period. Diluted net income per share is computed using the weighted average common shares and, if dilutive, potential common shares (convertible preferred, stock options and warrants) outstanding during the period.

2    ACQUISITIONS

- SOFTMAGIC CORP. - On July 30, 1998, the Company completed the acquisition of SoftMagic Corp. ("SoftMagic"), a leader in software tools for the development of custom applications for handheld devices. Under the terms of the agreement, Puma paid cash of $1,000,000 and issued 341,742 shares of the Company's Common Stock in exchange for all outstanding shares of SoftMagic.

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   PUMA TECHNOLOGY


The SoftMagic acquisition has been accounted for as a purchase. The total purchase price of approximately $3,076,000 was assigned, based on an independent appraisal, to the fair value of the assets acquired, including $35,000 to tangible assets acquired, $2,155,000 to in-process research and development and $886,000 to identified intangible assets. The in-process research and development was expensed at the acquisition date.

- REAL WORLD SOLUTIONS, INC. - In July 1997, the Company acquired the assets of Real World Solutions, Inc., (RWS), a developer of client/server software solutions, in a transaction accounted for as a purchase. The consolidated financial statements of the Company include the results of the operations of RWS since the date of acquisition.

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

- INTELLILINK CORP. - In April 1996, the Company acquired IntelliLink, a developer of advanced synchronization software, in a transaction accounted for as a purchase. The total purchase price of approximately $3,483,000 (including $1,207,000 for liabilities assumed) was assigned, based on an independent appraisal, to the fair value of the assets acquired, including $327,000 to tangible assets acquired, $2,680,000 to in-process research and development, $120,000 to identified intangible assets and the remaining $356,000 to goodwill. The in-process research and development was expensed at the acquisition date. The consolidated financial statements of the Company include IntelliLink since the date of the acquisition.

Unaudited pro forma information, which reflects the results of operations for the years ended July 31, 1998, 1997 and 1996 as if the acquisitions of SoftMagic, IntelliLink, and RWS had occurred as of the beginning of the periods presented. Pro forma information presented gives effect of certain adjustments, including amortization of goodwill and other intangibles, and excludes the effect of in-process research and development of $2,155,000, $880,000 and $2,680,000 directly attributable to the acquisitions of SoftMagic, IntelliLink, and RWS, respectively.


-------------------------------------------------------------------------------
  YEARS ENDED JULY 31,              1998           1997            1996
                               ................................................
   Pro forma revenue              $22,638        $15,735         $ 9,003
   Pro forma net
     income (loss)                $  (805)       $   609         $(1,155)
   Pro forma basic earnings
     (loss) per share             $  (.07)       $   .07         $  (.39)
   Pro forma diluted earnings
     (loss) per share             $  (.07)       $   .05         $  (.39)
-------------------------------------------------------------------------------



3        BALANCE SHEET COMPONENTS

Cash equivalents and short-term investments include available-for-sale securities as follows (in thousands):



  JULY 31,                                  1998                  1997
                                     ----------------------------------------
  Cash equivalents
     Commercial paper                      $ 5,412              $ 4,439
     Money market funds                        385                  665
                                     ----------------------------------------
                                           $ 5,797              $ 5,104
                                     ----------------------------------------
                                     ----------------------------------------

  Short term investments
     Commercial paper                      $12,651              $11,284
     US government agencies                  1,014                4,063
                                     ----------------------------------------
                                           $13,665              $15,347
                                     ----------------------------------------
                                     ----------------------------------------


                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   PUMA TECHNOLOGY

Realized gains or losses on sales of available-for-sale securities were immaterial for the years ended July 31, 1998, 1997 and 1996. There were no unrealized holding gains or losses on such securities at July 31, 1998 and 1997. The short-term investments have maturities of less than one year.

Accounts receivable, net consist of the following (in thousands):


--------------------------------------------------------------------------------
   JULY 31,                                      1998              1997
                                     ----------------------------------------
   Accounts receivable                          $4,374            $4,292
   Less allowance for doubtful
     accounts and sales returns                   (943)             (677)
                                     ----------------------------------------
                                                $3,431            $3,615
--------------------------------------------------------------------------------


Property and equipment consist of the following (in thousands):

--------------------------------------------------------------------------------
   JULY 31,                                    1998                 1997
                                     ----------------------------------------
   Computer equipment and software            $2,267               $1,646
   Furniture and office equipment              1,657                1,252
   Leasehold improvements                        934                  616
                                     ----------------------------------------
                                               4,858                3,514

  Less: accumulated depreciation
   and amortization                           (1,604)                (670)
                                     ----------------------------------------
                                              $3,254               $2,844
--------------------------------------------------------------------------------


At July 31, 1998 and July 31, 1997 the Company had $126,000 of equipment under capital leases and related accumulated amortization of $102,000 and $65,000, respectively.

Accrued liabilities consist of the following (in thousands):

--------------------------------------------------------------------------------

   JULY 31,                               1998                 1997
                                ----------------------------------------
   Payroll related accruals             $  741               $  451
   Other accrued liabilities               776                  367
                                -----------------------------------------
                                        $1,517               $1,001
--------------------------------------------------------------------------------


4        STOCKHOLDERS' EQUITY

- CONVERTIBLE PREFERRED STOCK - The preferred stock was converted to Common Stock on the completion of the common stock offering.

- COMMON STOCK OFFERING - On December 10, 1996, the Company and certain stockholders of the Company completed an initial public offering of common stock involving the sale of 2,500,000 shares of the Company's common stock issued by the Company and 1,985,000 shares of the Company's common stock held by the existing stockholders. The net proceeds to the company from the sale of the 2,500,000 shares of common stock sold by the Company were approximately $21,161,000. The Company invested the proceeds from the offering primarily in money market funds, commercial paper and US Government agency bonds. These funds are used for general corporate purposes, including working capital of its operations and to fund capital expenditures and future acquisitions.

- STOCK OPTION PLANS - In October 1993, the Board of Directors and stockholders adopted the 1993 Stock Option Plan (the Plan) which provides for granting of incentive stock options (ISOs) and nonqualified stock options (NSOs) to purchase shares of Common Stock to employees, consultants and advisors of the Company. To date, the Company has not granted any significant options to consultants or advisors. In accordance with the Plan, the stated exercise price shall be not less than 100% and 85% of the estimated fair market value of Common Stock on the date of grant for ISOs and NSOs, respectively, as determined by the Board of Directors. The Plan provides that the options shall be exercisable over a period not to exceed ten years. Options generally vest 25% one year after date of grant and 1/48th each month thereafter for the next 36 months. The Plan provides that the options may be exercised prior to the options becoming vested. If the optionee's employment is terminated for any reason, the Company has the right to repurchase any

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   PUMA TECHNOLOGY

unvested shares. At July 31, 1998, the options authorized under the Plan aggregated 4,500,000.

In September of 1997, the Board of Directors approved the repricing of certain outstanding stock options under the Plan with an exercise price of $7.50 or more. Each employee, officer or director who elected to participate in the repricing program received a new option with an exercise price of $6.50 (the fair market value on the repricing date). Each repriced option retained its original vesting schedule except that no portion of the option could be exercised during the six month period following the repricing date.

The Company has assumed certain options granted to former employees of acquired companies (Acquired Options). The Acquired Options were assumed by the Company outside the Plan, but all are administered as if assumed under the Plan. All of the Acquired Options have been adjusted to effectuate the conversion under the terms of the Agreements between the Company and the companies acquired. The Acquired Options generally become exercisable over a four-year period and generally expire ten years from the date of grant. No additional options will be granted under any of these plans.

Stock option activity, both incentive and nonqualified, under all plans is presented as follows (in thousands, except per share amounts):


--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
                                                         Range of        Weighted average exercise
                                    Option shares     price per share          price per share
   Outstanding at July 31,1995            555           $0.025 - $0.20             $ 0.20
     Granted                            1,144            $0.20 - $6.05             $ 2.64
     Exercised                           (580)          $0.025 - $1.25             $ 0.55
     Canceled                             (80)           $0.20 - $2.50             $ 0.50
                                    --------------------------------------------------------------
   Outstanding at July 31,1996          1,039            $0.20 - $6.05             $ 0.35
     Granted                            1,487            $7.50 - $17.25            $10.43
     Exercised                           (188)           $0.20 - $7.50             $ 3.00
     Canceled                            (230)           $0.20 - $17.25            $ 7.10
                                    --------------------------------------------------------------
   Outstanding at July 31,1997          2,108            $0.20 - $16.87            $ 7.26
     Granted                            1,853            $5.18 - $8.38             $ 6.50
     Exercised                            (91)           $0.20 - $7.50             $ 1.17
     Canceled                          (1,424)           $0.20 - $16.87            $ 9.72
                                    --------------------------------------------------------------
   Outstanding at July 31,1998          2,446            $0.20 - $9.75             $ 5.48
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------



                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   PUMA TECHNOLOGY

At July 31, 1998, a total of 58,000 shares were subject to repurchase and options to purchase approximately 1,118,000 shares were available for future grants.

Based on an independent appraiser's valuation report, management believes that the exercise price for certain options granted during fiscal 1996 was below the estimated fair value of the Company's Common Stock at the dates of grant. Accordingly, the Company is recognizing approximately $115,000 of compensation expense over the options' four-year vesting periods.

The following table summarizes information about stock options under the Option Plan outstanding at July 31, 1998 (in thousands, except per share amounts):


-------------------------------------------------------------------------------------------------------------------------
                                        Options outstanding                                   Options Exercisable
                        -------------------------------------------------------------------------------------------------
                            Number         Weighted-Average                            Number
     Range of            Outstanding          Remaining         Weighted-Average       Exercisable      Weighted-Average
  Exercise Prices        at 7/31/98       Contractual Life       Exercise Price        at 7/31/98        Exercise Price
-------------------------------------------------------------------------------------------------------------------------
   $0.20 - $4.01             495                6.7                  $1.83                  469              $1.84
   $4.02 - $6.05             557                8.8                   5.83                  425               5.79
   $6.06 - $6.35              96                9.5                   6.24                   86               6.23
   $6.36 - $6.50           1,056                8.7                   6.50                1,056               6.50
   $6.51 - $9.75             242                9.1                   7.44                  231               7.41
                          ------                                                         ------
   Total                   2,446                8.4                  $5.48                2,267              $5.49
                          ------                                                         ------
                          ------                                                         ------
-------------------------------------------------------------------------------------------------------------------------



- EMPLOYEE STOCK PURCHASE PLAN - In October 1996, the board of directors adopted the 1996 Employee Stock Purchase Plan (the "ESPP") which authorizes the issuance of 250,000 shares of Common Stock. The purpose of the ESPP is to provide eligible employees of the Company with a means of acquiring common stock of the Company through payroll deductions. The plan consists of four six-month purchase periods in each two year offering period. Shares may be purchased under the ESPP at 85% of the lesser of the fair market value of the common stock on the grant or purchase date. During fiscal 1998, 62,119 shares were sold through the ESPP. At July 31, 1998,187,881 shares were available for purchase under the ESPP.

- PRO FORMA INFORMATION - The company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for the stock compensation plans (the Plans) described above. Accordingly, no fair value compensation cost has been recognized for the Plans. If compensation cost for the Plans

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   PUMA TECHNOLOGY

had been determined consistent with FAS No. 123 "Accounting for Stock-Based Compensation", the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro-forma amounts indicated below (in thousands, except per share amounts).

-------------------------------------------------------------------------------

   YEARS ENDED JULY 31,                   1998            1997           1996
                                       ----------------------------------------
   Net income (loss) reported           $(2,699)          $660         $(2,401)
   Pro forma net income (loss)          $(7,404)          $(870)       $(2,464)
   Basic Earnings (loss)
      per share as reported             $  (.22)          $ .07        $ (0.82)
   Diluted earnings (loss)
      per share as reported             $  (.22)          $ .06        $ (0.82)
   Pro forma basic earnings
      (loss) per share                  $ (0.61)          $(.09)       $ (0.84)
   Pro forma diluted earnings
      (loss) per share                  $ (0.61)          $(.09)       $ (0.84)
-------------------------------------------------------------------------------


Because the method of accounting prescribed by FAS 123 has not been applied to options granted prior to August 1, 1995, and because the Black-Scholes option valuation model was developed for traded options and requires the input of subjective assumptions, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for 1998, 1997 and 1996: risk-free interest rate 5.70% for 1998, 6.46% for 1997 and 5.98% for 1996, dividend yields of 0%, volatility factors of the expected market price of the Company's Common Stock of 75% for 1998, 50% for 1997 and 0% for 1996, and a weighted average expected life of an option of four years. The Company has also estimated the fair value for the purchase rights issued under the Company's Employee Stock Purchase Plan, under the Black-Scholes valuation model using the following assumptions for 1998 and 1997: risk free interest rate 5.25% and 5.9%, respectively, dividend yields of 0%, volatility factors of the expected market price of the Company's Common Stock of 75% and 50%, respectively, and a weighted average expected life of six months and two years, respectively.

The weighted average fair value of options granted during fiscal 1998 and 1997 was $3.51 and $4.27, respectively.

- COMMON STOCK WARRANTS - In May 1998, the Company issued a warrant to purchase 80,000 shares of its Common Stock at $9.00 per share to Premier Technologies in exchange for certain market development programs and recorded the warrant at fair value on the grant date. The warrant is exercisable immediately and expires in May of 1999. At July 31, 1998, the warrant remained outstanding and had not been exercised.

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

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   PUMA TECHNOLOGY

5        COMMITMENTS

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

Future minimum lease payments, at July 31, 1998 were as follows (in thousands):

--------------------------------------------------------------------------------
                                              Capital               Operating
                                               Leases                Leases
                                        --------------------------------------
   Fiscal year ending July 31,
   1999                                         $37                  $1,217
   2000                                          28                   1,285
   2001                                          17                   1,295
   2002                                           3                   1,335
   2003                                           0                   1,152
   Thereafter                                    --                   3,276
                                        --------------------------------------
   Total minimum lease payments                  85                  $9,560
                                        --------------------------------------
   Less amount representing interest            (16)
                                        --------------------------------------
   Present value of future
      minimum lease payments                     69
   Less current portion of
      capital lease payments                    (28)
                                        --------------------------------------
   Long-term capital lease obligations          $41
------------------------------------------------------------------------------



Total rent expense was approximately, $1,178,000, $434,000 and $293,000 for the years ended July 31, 1998, 1997 and 1996, respectively. The 1997 rental expense was offset by sublease income of approximately $97,000.

6        OTHER INCOME (EXPENSE)

--------------------------------------------------------------------------------
   YEARS ENDED JULY 31,                     1998           1997         1996
   (IN THOUSANDS)
                                        --------------------------------------
   Interest income                         $1,155          $882         $110
   Interest expense                            (3)          (19)         (25)
   Other expense, net                         (38)          (41)          --
                                        --------------------------------------
   Total other income, net                 $1,114          $822         $ 85
--------------------------------------------------------------------------------


7        INCOME TAXES

The income tax provision for the years ended July 31, 1998, 1997 and 1996 is summarized as follows (in thousands):

--------------------------------------------------------------------------------
   YEARS ENDED JULY 31,                      1998         1997          1996
                                        --------------------------------------
   Current
     Federal                              $   13         $ 27           $ --
     State                                    26            7             --
     Foreign withholding tax               1,125          797            509
                                        --------------------------------------
                                          $1,164           $831         $509
--------------------------------------------------------------------------------

Deferred tax assets are summarized as follows (IN THOUSANDS):

--------------------------------------------------------------------------------
   JULY 31,                                       1998                 1997
                                             ---------------------------------
   Net operating loss carryforwards              $ 118                $ 230
   Alternative minimum tax credit
     carryforwards                                  78                   65
   Research and development credit
     carryforwards                                 653                  180
   Foreign tax credit carryforwards              1,632                  750
   Reserves and allowances                         406                  520
   Research and development                        182                  755
                                             ---------------------------------
   Total deferred tax assets                     3,069                2,500
   Deferred tax asset valuation allowance       (3,069)              (2,500)
                                             ---------------------------------
                                               $    --               $   --
--------------------------------------------------------------------------------


                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   PUMA TECHNOLOGY

The Company has incurred losses from inception through fiscal 1996. Management believes that, based on the history of such losses and other factors, the weight of available evidence indicates that it is more likely than not that the Company will not be able to realize its deferred tax assets and thus a full valuation reserve has been recorded at July 31, 1998 and 1997.

A reconciliation of the income tax provision to the amount computed by applying the statutory federal income tax rate to income (loss) before income tax provision is summarized as follows (in thousands):

--------------------------------------------------------------------------------
   YEARS ENDED JULY 31,                     1998             1997        1996
                                        --------------------------------------
   Amounts computed at
     statutory federal rate               $ (522)            $507       $(644)
   Foreign withholding taxes               1,125              797         509
   In-process research and
     development not deductible              288              247         911
   Utilization of foreign tax credits       (190)            (633)         --
   Utilization of tax loss
     carryforwards                          (359)            (448)       (322)
   Future benefits not
     currently recognized                    822              361          55
                                        --------------------------------------
                                          $1,164             $831        $509
--------------------------------------------------------------------------------


At July 31, 1998, the Company has $653,000 of federal and state research and development credit carryforwards, $1,632,000 of foreign tax credit carryforwards and $77,000 of alternative minimum tax credit carryforwards.

8        NET INCOME (LOSS) PER SHARE

In accordance with disclosure requirements of SFAS128, a reconciliation of the numerator and denominator of basic and diluted net income (loss) per share calculations is provided as follows (in thousands, except per share amounts):

-------------------------------------------------------------------------------
                                       1998             1997            1996
   Net income (loss)
     as reported                     $(2,699)          $ 660          $(2,401)
                                     ------------------------------------------
                                     ------------------------------------------
   Weighted average
     shares outstanding
     (denominator) used to
     compute basic earnings
     per common share                 12,118           9,326            2,926
   Shares issuable upon
     exercise of options
     and warrants                         --             582               --
   Weighted average preferred
     shares as if converted               --           1,534               --
                                     ------------------------------------------
   Denominator used to
     compute diluted
     earnings per share               12,118          11,442            2,926
                                     ------------------------------------------
                                     ------------------------------------------
   Basic earnings (loss)
     per share                       $ (0.22)         $ 0.07          $ (0.82)
   Diluted earnings (loss)
     per share                       $ (0.22)         $ 0.06          $ (0.82)
--------------------------------------------------------------------------------


As a result of the net loss incurred by the Company in 1998 and 1996, potential common share attributable to stock options, warrants and convertible preferred stock were antidilutive and were excluded from net loss per share calculations.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   PUMA TECHNOLOGY

9        REVENUE BY REGION

The Company operates in a single industry segment encompassing the development, marketing and support of mobile data exchange software. The Company markets its products to customers in North America, Asia and Europe. The Company's customer base consists primarily of large OEMs in the PC market and selected distributors in North America, Asia and Europe which primarily market to the retail channel. The Company's sales are generally denominated in U.S. dollars.

Revenue information by geographic region is as follows:

-------------------------------------------------------------------------------
   YEARS ENDED JULY 31,                 1998             1997           1996
   North America                      $11,681         $ 7,172          $2,649
   Japan                                9,888           7,304           4,302
   Other International                    739           1,153             765
                                     ------------------------------------------
                                      $22,308         $15,629          $7,716
--------------------------------------------------------------------------------


10       RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about segments of an Enterprise and Related Information." Under SFAS No. 130, companies are required to report in the financial statements, in addition to net income, comprehensive income including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. Under SFAS No. 131, companies are required to separately report certain financial and descriptive information about operating segments. The Company will adopt the provisions of SFAS No. 130 and SFAS No. 131 in connection with its financial statements for the year ending July 31, 1999, and does not expect the adoption to have a material impact on such financial statements.


In October 1997, the AICPA issued SoP No. 97-2, Software Revenue recognition," which provides guidance on recognizing revenue for software transactions. SOP 97-2 supersedes SoP No. 91-1 and is effective for transactions entered into by the Company after July 31, 1998. The Company expects SoP No. 97-2 to have an insignificant impact on the Company's revenue recognition policy. In March 1998, the AICPA issued SoP No. 98-4, which deferred for one year, certain provisions of SoP 97-2 relating to the determination of fair value of multiple elements included in a software arrangement. While the ultimate resolution of the guidance deferred by SoP 98-4 cannot be determined, the Company currently does not expect such resolution will have a significant impact on its revenue recognition policy.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and is effective for all years beginning after June 15, 1999. The Company does not expect the adoption of SFAS 133 to have a material impact on its financial position.

                                              REPORT OF INDEPENDENT ACCOUNTANTS

                           PUMA TECHNOLOGY

To the Board of Directors and Stockholders of Puma Technology, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Puma Technology, Inc. and its subsidiaries at July 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
San Jose, California
August 24, 1998