Form 10-K405, Exhibit 13
period 1999-07-31
PUMA TECHNOLOGY INC
filed 1999-10-29
CIK 1020716

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                              YEARS ENDED JULY 31,
                                                              ----------------------------------------------------
                                                                1999       1998       1997       1996       1995
                                                              --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Revenue.....................................................  $20,043    $22,308    $15,629    $ 7,716    $   860
Cost of revenues............................................    1,950      3,077      1,738        777         77
                                                              -------    -------    -------    -------    -------
Gross profit................................................   18,093     19,231     13,891      6,939        783
Operating expenses..........................................   22,793     21,880     13,222      8,916      2,920
                                                              -------    -------    -------    -------    -------
Operating income (loss).....................................   (4,700)    (2,649)       669     (1,977)    (2,137)
Other income, net...........................................    3,739      1,114        822         85         71
                                                              -------    -------    -------    -------    -------
Income (loss) before income taxes...........................     (961)    (1,535)     1,491     (1,892)    (2,066)
Provision for income taxes..................................     (715)    (1,164)      (831)      (509)       (80)
                                                              -------    -------    -------    -------    -------
Net income (loss)...........................................  $(1,676)   $(2,699)   $   660    $(2,401)   $(2,146)
                                                              =======    =======    =======    =======    =======
Basic net income (loss) per share...........................  $ (0.13)   $ (0.22)   $  0.07    $ (0.82)   $ (0.75)
                                                              =======    =======    =======    =======    =======
Diluted net income (loss) per share.........................  $ (0.13)   $ (0.22)   $  0.06    $ (0.82)   $ (0.75)
                                                              =======    =======    =======    =======    =======

                                                                                    JULY 31,
                                                              ----------------------------------------------------
                                                                1999       1998       1997       1996       1995
                                                              --------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA
Cash, cash equivalents and short-term investments...........  $25,338    $21,083    $21,171    $   982    $ 2,500
Total assets................................................   33,243     30,439     29,413      4,004      2,948
Long-term obligations.......................................       --         41         66        961         16
Total stockholders' equity..................................   26,563     26,224     26,423        653      1,886

                                                                          THREE MONTHS ENDED,
                                      -------------------------------------------------------------------------------------------
                                      JULY 31,    APRIL 30,    JAN 31,    OCT 31,    JULY 31,    APRIL 30,    JAN 31,    OCT 31,
                                        1999         1999        1999       1998       1998         1998        1998       1997
                                      ---------   ----------   --------   --------   ---------   ----------   --------   --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY QUARTERLY DATA
Revenue.............................   $5,714       $5,175      $4,742     $4,412     $4,602       $6,742      $5,727     $5,237
Gross profit........................    5,338        4,812       4,216      3,727      3,751        5,770       5,098      4,612
Operating income (loss).............      404         (339)     (1,971)    (2,794)    (3,943)         900         312         82
Net income (loss)...................    1,249          544      (1,863)    (1,606)    (4,029)         726         376        228
Basic net income (loss) per share...   $ 0.09       $ 0.04      $(0.15)    $(0.13)    $(0.33)      $ 0.06      $ 0.03     $ 0.02
Diluted net income (loss) per
  share.............................   $ 0.09       $ 0.04      $(0.15)    $(0.13)    $(0.33)      $ 0.06      $ 0.03     $ 0.02

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

    Puma Technology, Inc. ("Puma" or "the Company") develops, markets and supports mobile device management and synchronization software, enabling consumers, mobile professionals and information technology officers to harness the full capabilities of handheld computers, smart phones, and other wireless personal communication platforms. The Company currently has six primary families of products: its Intellisync-Registered Trademark- family of products, which performs advanced data synchronization from handheld devices to personal computers; its Intellisync Anywhere-TM- server product, which performs advanced data synchronization from handheld devices to corporate groupware messaging servers; its Intellisync Software Development Kit ("SDK"), which enables customers to develop translators for both applications and devices, which can then be incorporated into the Company's product offerings; its Satellite Forms-TM- product, which is a visual rapid application development tool for devices based on the Palm Computing-Registered Trademark- platform; its TranXit-Registered Trademark- family of products, which supports infrared connectivity, and its Intellisync for Notebooks family of products, which combines infrared connectivity with advanced data synchronization.

    Intellisync software is used for advanced synchronization of calendar, e-mail, contact and task data between PCs and popular handheld computers, smart phones and smart pagers. Intellisync software is currently distributed directly to the end user and through the Company's retail distribution channel, Web store, and fulfillment house, and is bundled with products offered by certain handheld device manufacturers.

    Introduced in the second quarter of fiscal 1999, Intellisync Anywhere is a server-based solution that provides secure, reliable synchronization of e-mail and personal information manager ("PIM") data to mobile devices both in connected and wireless environments. The Company is currently working on expanding Intellisync Anywhere to include support for Lotus Domino, Novell Groupwise and to incorporate its Satellite Forms functionality.

    The Intellisync SDK is primarily licensed directly to both hardware and software manufacturers to enable their products to operate with Intellisync software.

    Satellite Forms is a visual development tool that enables developers to create complete applications for the Palm Computing platform--without programming. These integrate tightly with corporate data stored in Microsoft Access, Oracle, DB2, Lotus Notes and others.

    TranXit and Intellisync for Notebooks software is licensed primarily to original equipment manufacturer ("OEM") customers, which are primarily makers of laptop computers. These OEM customers license the Company's software for inclusion in their laptop computers to enable infrared connectivity ("IR") and advanced data synchronization from the laptop back to desktop computers. These OEM customers include the Company's software in their products during the manufacturing process and for each device shipped, the Company earns a royalty. Royalties are typically paid to the Company based on actual usage or forecasted volume, although certain contracts contain fixed royalties regardless of volume, for a given time period.

    The following information should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in the Company's Form 10-K. This Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events or the future performance of the Company that involve certain risks and uncertainties. In this report, the words "anticipate(s)," "believe(s)", "expect(s)", "intend(s)", "future" and similar expressions identify forward-looking statements. Actual events or the actual future results of the Company may differ materially from any forward-looking statements due to such risks and uncertainties. The Company assumes no obligation to update these forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking assumptions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revision to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

    REVENUE. We derive revenue from two primary sources: software licenses and fees for service, which include customer-funded engineering services and amortization of maintenance contract programs. Revenue was $20,043,000 in fiscal 1999 as compared to $22,308,000 in fiscal 1998 and $15,629,000 in fiscal 1997.
Revenue decreased 10% in fiscal 1999 as compared to fiscal 1998 and increased 43% in fiscal 1998 as compared to 1997.

    OEM revenue continues to represent a significant portion of our revenue. OEM revenue represented 56%, 68%, and 74% of our revenue in fiscal 1999, fiscal 1998, and fiscal 1997, respectively. In fiscal 1999, 1998 and 1997, Toshiba accounted for approximately 14%, 18% and 21% of our revenue, respectively, and no other customer accounted for more than 10% of our revenue. Although several OEMs are subject to certain contractual minimum purchase obligations, there can be no assurance that any particular OEM will satisfy the obligation. In addition, we believe that the percentage of revenue derived from OEMs may fluctuate in future periods since the distribution channels used by us for our existing and future products are subject to change.

    International revenue continues to represent a significant portion of our revenue. International revenue represented approximately 40%, 48%, and 54% of our revenue in fiscal 1999, fiscal 1998, and fiscal 1997, respectively. We expect that international revenue will continue to represent a significant portion of our revenue for the foreseeable future.

    LICENSE REVENUE. License revenue is earned from the sale of software products and royalty agreements with OEMs. License revenue was $18,555,000 in fiscal 1999 as compared to $18,469,000 in fiscal 1998 and $13,710,000 in fiscal 1997. Our license revenues increased for Software Development Kits, IntelliSync, Satellite Forms and Intellisync Anywhere products in fiscal 1999 as compared to fiscal 1998. These increases were offset by declining revenues in the Intellisync for Notebook and TranXit products. The 35% increase in license revenue from fiscal 1998 as compared to fiscal 1997 was primarily due to increased revenue derived from our IntelliSync for handheld devices, and to a lesser extent, increased license revenue derived from Intellisync for Notebook products and Software Development Kits. Deferred revenue was $3,737,000 at July 31, 1999, as compared to $1,489,000 at July 31, 1998. This represented an increase of 151%, which is attributable to revenues related to our SDK and Intellisync Gold and Intellisync Anywhere products.

    SERVICE REVENUE. Service revenue is derived from fees for services, including customer-funded engineering projects and amortization of maintenance contract programs. Service revenue was $1,488,000 in fiscal 1999 as compared to $3,839,000 in fiscal 1998 and $1,919,000 in fiscal 1997. The 61% decrease in service revenue for fiscal 1999 as compared to fiscal 1998 was primarily due to a reduced number of customer-funded engineering service projects for software development. The 100% increase in service revenue for fiscal 1998 as compared to fiscal 1997 was primarily due to an increased number of customer-funded engineering service projects for software development for new mobile computing devices.

    COST OF REVENUE. Cost of revenue consists primarily of packaged product costs, including product media and duplication, manuals, packing supplies, shipping expenses and personnel related costs incurred under customer-funded software development agreements. Our cost of revenue is affected by the mix between our revenue sources such as royalties, site licenses, packaged products, customer-funded engineering contracts and sales and fulfillment via our Web site. Additionally, our cost of revenue is affected by the mix between our various distribution channels and is also affected by the mix between geographies such as the United States, Japan and Europe. In general, increased revenue contribution from royalties, site licenses and fulfillment via our web site will have a favorable impact on cost of revenue as compared to other sources of revenue since the cost of sales associated with these sources tend not to be significant.

    COST OF LICENSE REVENUE. Cost of license revenue consist primarily of packaged product costs including product media and duplication, manuals, packing supplies, shipping expenses and, in certain transactions, royalties paid to certain vendors. Cost of license revenue as a percentage of license revenue was 7% for fiscal 1999 and 8% for 1998 and 1997. The slight decrease in fiscal 1999 in cost of license revenue as percentage of license revenue was primarily due to reduced packaged product costs as a percentage of packaged product revenue as well as increased site licensing of personal and server-based products to corporations.

    COST OF SERVICE REVENUE. Cost of service revenue primarily represents personnel related costs incurred for development work under customer funded software development agreements. Cost of service revenue as a percentage of service revenue represented 46% in fiscal 1999, 40% in fiscal 1998 and 37% in fiscal 1997.

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, quality assurance personnel, product localization, fees to outside contractors and the cost of facilities and depreciation of capital equipment. We invest in research and development both for new products and to provide continuing enhancements to existing products. Research and development expenses increased by 12% to $11,099,000 in fiscal 1999 from $9,876,000 in fiscal 1998. In fiscal 1998, research and development expenses increased 58% to $9,876,000 from $6,236,000 in fiscal 1997. Research and development represented approximately 55% of total revenue in fiscal 1999, 44% of total revenue in fiscal 1998 and 40% in fiscal 1997. The absolute dollar year over year increase in research and development expenses in fiscal 1999 as compared to fiscal 1998 was primarily due to increased personnel related costs and spending. This increased spending was required to develop and support a wider breadth of our existing Intellisync products and continued investment in our Satellite Forms and Intellisync Anywhere products. The absolute dollar year-over-year increase in research and development expenses in fiscal 1998 as compared to fiscal 1997 was primarily due to increased personnel related costs and spending required to develop our Intellisync product offerings and, to a lesser extent, increased personnel related costs and spending required to develop enhanced versions of TranXit and other new products. A significant portion of our research and development expenses are comprised of fees paid to outside contractors that are engaged by us on a project-by-project basis. We believe research and development expenses may fluctuate from quarter to quarter both in absolute dollars as well as a percentage of revenue, depending upon the status of various development projects.

    Research and development costs have been expensed as incurred. Statement of Financial Accounting Standards No. 86 requires capitalization of certain software development costs once technological feasibility is established. We define establishment of technological feasibility at the point that product reaches beta. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized, if material. To date, all of these software development costs have been insignificant and expensed as incurred.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries, commissions, promotional expenses and other related expenses of sales, marketing and technical support personnel. Sales and marketing expenses increased by 10% to $7,536,000 from $6,855,000 in fiscal 1998. In fiscal 1998, sales and marketing expenses increased 72% to $6,855,000 from $3,983,000 in fiscal 1997. Sales and marketing expenses represented approximately 38%, 31% and 25% of total revenues in fiscal 1999, fiscal 1998, and fiscal 1997, respectively. Sales and marketing expenses increased in absolute dollars in both fiscal 1999 and fiscal 1998 primarily due to the expansion of our sales and marketing force, related travel and entertainment expenses and increased marketing activities in an effort to expand our customer base and channel presence. We expect that sales and marketing expenses will increase in fiscal 2000 as we continue to expand our direct sales force in the United States to support the sales of our personal and server-based products to Fortune 1000 Corporations, as well as expand our presence in Europe.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and other related expenses of administrative, executive and financial personnel and other outside professional fees. General and administrative expenses increased by 13% to $3,390,000 in fiscal 1999 from $2,994,000 in fiscal 1998. In fiscal 1998, general and administrative expenses increased 41% to $2,994,000 from $2,123,000 in fiscal 1997. General and administrative expenses represented approximately 17% of total revenues in fiscal 1999, 13% of total revenues in fiscal 1998 and 14% in fiscal 1997. The year-over-year increases in absolute general and administrative spending in fiscal 1999 were primarily due to increased personnel costs, legal fees for defending our Intellectual Property rights, and the amortization of intangible assets obtained in the SoftMagic acquisition. The year-over-year increases in absolute general and administrative spending in fiscal 1998 were primarily due to increased personnel and facility related costs, legal and accounting fees, and the amortization of intangible assets related to the acquisition of Real World Solutions.

    IN-PROCESS RESEARCH AND DEVELOPMENT. We did not incur an expense for in-process research and development in fiscal 1999. In the fourth quarter of fiscal 1998, we recorded a charge of $2,155,000 for in-process research and development associated with the asset purchase of SoftMagic. The SoftMagic acquisition has been accounted for as a purchase. The total purchase price of approximately $3,076,000 was assigned, based on an independent appraisal, to the fair value of the assets acquired, including $35,000 to tangible assets acquired, $2,155,000 to in-process research and development and $886,000 to identified intangible assets. The in-process research and development was expensed at the acquisition date.

    The value assigned to acquired in-process technology was determined by identifying research projects in areas for which technological feasibility had not been established as of the acquisition date. These include projects for Satellite Forms and MobileXtension-TM-. The value was determined by estimating the revenue contribution of each of these products. The net cash flows were then discounted utilizing a weighted average cost of capital of 35%. This discount rate takes into consideration the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability levels of such technology, and the uncertainty of technological advances which could potentially impact the estimates described above. Revenues were projected to be generated in 1998 for the products in development at the acquisition date. If these projects are not successfully developed, future revenues and profitability of the Company may be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.

    In the fourth quarter of fiscal 1997, we recorded a charge of $880,000 for in-process research and development associated with the asset purchase of Real World Solutions.

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

    The value assigned to acquired in-process technology was determined by identifying research projects in areas for which technological feasibility had not been established as of the acquisition date. Some of the technology obtained was incorporated into Intellisync Anywhere. The value was determined by estimating the revenue contribution of each of these products. The net cash flows were then discounted utilizing a weighted average cost of capital of 50%. This discount rate takes into consideration the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability levels of such technology, and the uncertainty of technological advances which could potentially impact the estimates described above. Revenues were projected to be generated in 1999 for the products in development at the acquisition date. If these projects are not successfully developed, future revenues and profitability of the Company may be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.

    RESTRUCTURE. In the first quarter of Fiscal 1999, we implemented a restructuring program for the purpose of consolidating the majority of our engineering and development work at existing facilities in Nashua, New Hampshire. As part of this program, we implemented a reduction in force of approximately 40 positions that primarily affected the engineering group located at the San Jose, California facility. The severance charge was $210,000. The plan was completed at the end of February 1999. Some of the positions eliminated in San Jose will be replaced in Nashua, New Hampshire. We expect the savings to be approximately $3,200,000 annually. Most of the expected savings from this program will be realized in research and development.

    Also as part of the restructuring, we vacated a portion of the San Jose facility, as well as a recently leased facility in Nashua. The restructure charge related to facilities was $558,000. We have secured a tenant for the San Jose facility, and we continue to look for a tenant to sublease the facility in Nashua. We expect the savings to be approximately $349,000 annually.

    INTEREST AND OTHER INCOME, NET. Interest and other income, net, represents interest earned by us on our cash and short-term investments, offset by interest expense on long-term debt and capitalized leases and miscellaneous fees and charges. Interest and other income, net, increased to $3,739,000 in fiscal 1999 from $1,114,000 in fiscal 1998. The increase in interest and other income, net, in fiscal 1999 as compared to fiscal 1998 was primarily non-recurring income associated with the sale of stock in Amazon.com. We acquired this position as a result of a strategic investment in PlanetAll, which was subsequently acquired by Amazon.com. The increase in interest and other income, net, in fiscal 1998 as compared to fiscal 1997 was due to increased interest income on increased cash, cash equivalents and short-term investment base held throughout the year.

    PROVISION FOR INCOME TAXES. Provision for income taxes decreased to $715,000 in fiscal 1999 from $1,164,000 in fiscal 1998 and $831,000 in fiscal
1997. The provision for income taxes primarily represents foreign withholding taxes on royalties earned by us from certain foreign customers.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

    We expect that our future operating results could fluctuate significantly as a result of numerous factors including, but not limited to, the demand for our products, our success in developing new products, the timing of new product introductions by us and our competitors, market acceptance of our new and enhanced products, the emergence of new industry standards, the timing of customer orders, the mix of products sold, competition, the mix of distribution channels employed, the evolving and unpredictable nature of the markets for our products and mobile computing devices generally, the rate of growth of the personal computer market in general and general economic conditions.

    Our revenue is difficult to forecast in part because the market for data synchronization software is rapidly evolving. In addition, we typically operate with a relatively small order backlog. As a result, quarterly sales and operating results depend in part on the volume and timing of orders received within the quarter, which are difficult to forecast. In addition, a significant portion of our expense levels is fixed in advance, based in large part on our forecasts of future revenue. If revenue is below expectations in any given quarter, the adverse impact of the shortfall on our operating results may be magnified by our inability to adjust spending to compensate for the shortfall. Therefore, a shortfall in actual revenue as compared to estimated revenue would have an immediate adverse effect on our business, financial condition and operating results that could be material.

    We have historically derived a substantial portion of our revenue from OEMs. Due to our ongoing effort to expand into retail and reseller distribution channels, in addition to expanding sales to corporations, we expect an increasing percentage of our sales will come from corporate customers. Sales into these channels are harder to predict and may have lower margins than other channels. We have generally recognized a substantial portion of our revenue in the last month of each quarter, when we typically receive royalty reports from our OEM customers. Any significant deferral of purchases of our products by our customers could have a material adverse effect on our business, operating results and financial condition in any particular quarter. To the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected.

    Our gross margin on our service revenue is substantially lower than our gross margin on license revenue. Any increase in service revenue would have a corresponding increase in cost of revenue and may have an adverse effect on our gross margins. We may also change prices or increase spending in response to competition or to pursue new market opportunities.

    The operating results of many software companies reflect seasonal fluctuation. For example, sales in Europe and certain other countries typically are adversely affected in the summer months when business activity is reduced. Our revenues and operating results may be adversely affected by diminished demand for our products on a seasonal basis.

    Because of these factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance. As a result of the foregoing and other factors, our operating results and stock price may be subject to significant volatility, particularly on a quarterly basis.

LIQUIDITY AND CAPITAL RESOURCES

    Our operating activities provided cash of $98,000, $2,128,000, and $392,000 in fiscal 1999, fiscal 1998 and fiscal 1997, respectively. Net cash provided in fiscal 1999 was primarily due to net loss adjusted for non-cash depreciation and amortization, an increase in customer deposits and small changes in other working capital accounts. Net cash provided in fiscal 1998 and fiscal 1997 was primarily due to net loss adjusted for non-cash depreciation and amortization, in-process research and development related to the asset acquisitions and adjusted for changes in deferred revenue, accrued expenses, accounts receivable, prepaid expenses, inventory and accounts payable.

    Cash provided in investing activities for fiscal 1999 was $4,902,000. This compares with cash used of $1,046,000 and $19,444,000 in fiscal 1998 and fiscal 1997, respectively. Cash provided in fiscal 1999 was primarily due to maturities of short-term investments, and to the sale of Amazon.com stock. Cash used in fiscal 1998 was primarily due to purchases of short-term investments, and to a lesser extent, purchases of property and equipment and cash used in the asset purchase of SoftMagic. Cash used in fiscal 1997 was due to purchases of short term investments, and to a lesser extent, purchases of property and equipment and cash used in the purchase of Real World Solutions.

    Cash provided by financing activities was $1,043,000, $512,000, and $23,894,000 in fiscal 1999, fiscal 1998 and fiscal 1997, respectively. Cash provided from financing activities in fiscal 1999 was attributable to the issuance of stock under our employee stock purchase plan as well as the exercise of stock options. Cash provided from financing activities in fiscal 1998 was primarily due to the issuance of Common Stock and repayments of notes to stockholders. Cash provided from financing activities in fiscal 1997 was primarily due to the issuance of Common Stock in our initial public offering, and, to a much lesser extent, the preferred stock and proceeds from conversion of warrants and exercise of stock options.

    At July 31, 1999 our principal source of liquidity represented by cash, cash equivalents and short-term investments totaled $25,338,000. We currently have no significant capital commitments. We currently have no bank financing arrangements. We believe that our current cash, cash equivalents, short-term investment balances and cash generated from operations, if any, will be sufficient to meet our working capital and other cash requirements for at least the next twelve months.

OTHER FACTORS

    YEAR 2000 READINESS DISCLOSURE. Some computers, software, and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "Millennium Bug" or "Year 2000 Problem."

    The Year 2000 Problem could affect computers, software, and other equipment used, operated or maintained by us. We believe that our computer systems are Year 2000 compliant.

    We believe that we have substantially identified and resolved all potential Year 2000 Problems with any of the software products that we develop and market. However, we also believe that it is not possible to determine with complete certainty that all Year 2000 Problems affecting our software products have been identified or corrected due to the complexity of these products and the fact that these products interact with other third-party vendor products and operate on computer systems which are not under our control.

    In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, elevators, and other common devices may be affected by the Year 2000 Problem. We presently believe that our office and facilities equipment are Year 2000 compliant.

    We have limited or no control over the actions of third party suppliers. Thus, while we expect that we will be able to resolve any significant Year 2000 Problems with these systems, there can be no assurance that these suppliers will resolve any or all Year 2000 Problems with these systems before the occurrence of a material disruption to our business or any of our customers. Any failure of these third parties to resolve Year 2000 Problems with these systems in a timely manner could have a material adverse effect on our business, financial condition, and results of operation.

    We expect to identify and resolve all Year 2000 Problems that would materially adversely affect our business operations. However, we believe that it is not possible to determine with complete certainty that all Year 2000 Problems affecting us have been identified or corrected. The number of systems that could be affected and the interactions among these systems are simply too numerous. In addition, one cannot accurately predict how many Year 2000 Problem-related failures will occur or the severity, duration, or financial consequences of these perhaps inevitable failures. As a result, we expect that we could likely suffer the following consequences:

        1. a significant number of operational inconveniences and inefficiencies for us and our clients that may divert our time, attention and financial and human resources from ordinary business activities; and

        2. a lesser number of serious system failures that may require significant efforts by us or our clients to prevent or alleviate material business disruptions.

    We have not developed any Year 2000 contingency plans. We do not believe that the Year 2000 Problem will have a material adverse effect on our business or results of operations.

    MARKET RISK DISCLOSURE. At the end of fiscal year 1999, we had an investment portfolio of fixed income securities excluding those classified as cash and cash equivalents, of $10,414,000 (see Note 3 of Notes to Consolidated Financial Statements). These securities, like all fixed income instruments, are subject to interest rate risk and will fall in values if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels as of July 31, 1999, the decline of the fair value of the portfolio would not be material. However, we have the ability to hold our fixed income investments until maturity, and therefore would not expect to recognize such an adverse impact in income or cash flows.

    SUBSEQUENT EVENT. On Aug. 24, 1999, we entered into a definitive agreement to acquire ProxiNet, Inc., headquartered in Emeryville, California, for 2,600,000 shares of our Common Stock to be issued in exchange for all issued and outstanding preferred and common shares of ProxiNet Inc., and assumption of all outstanding ProxiNet stock options. Closing of the merger is subject to certain closing conditions and approval by the shareholders of ProxiNet, although, certain affiliates of ProxiNet have agreed to vote their shares in favor of the merger. The merger is expected to be finalized in our fiscal quarter ending October 31, 1999, and as a result, we expect to incur a one-time charge for in-process research and development for ProxiNet's products which have not yet reached technological feasibility.

    We believe that the acquisition has the potential to broaden the appeal of Internet-connected wireless devices and other Internet appliances. By combining the Intellisync synchronization platform with ProxiNet's highly scalable proxy-based transformation and delivery architecture, major Internet destinations such as portals, search-engines and e-commerce companies will have the means to provide highly secure, real-time access to users of handheld devices, cellular phones and other wireless devices and Internet appliances. Users will be able to browse information online, while simultaneously retrieving and synchronizing critical information, such as e-mail, calendar events, or shopping information for use while offline. The combined companies' solution eliminates the need to be constantly connected and online, enduring often unreliable or unavailable wireless connections and incurring expensive wireless charges. We plan to market this technology primarily to major Internet companies such as portals and e-commerce sites as well as to cellular carriers and other wireless providers.

                          CONSOLIDATED BALANCE SHEETS

                                                                    JULY 31,
                                                              ---------------------
                                                                1999        1998
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
ASSETS

Current assets:
  Cash and cash equivalents.................................   $13,461     $ 7,418
  Short-term investments....................................    11,877      13,665
  Accounts receivable, net..................................     3,027       3,431
  Inventories...............................................       258         244
  Other current assets......................................       450         392
                                                               -------     -------
    Total current assets....................................    29,073      25,150

Property and equipment, net.................................     2,580       3,254
Other assets................................................     1,590       2,035
                                                               -------     -------
    Total assets............................................   $33,243     $30,439
                                                               =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................   $   723     $ 1,140
  Accrued liabilities.......................................     2,220       1,517
  Deferred revenues.........................................     3,737       1,489
  Current portion of capital lease obligations..............        --          28
                                                               -------     -------
    Total current liabilities...............................     6,680       4,174

Capital lease obligations, net of current portion...........        --          41
                                                               -------     -------
    Total liabilities.......................................     6,680       4,215

Commitments and contingencies (Note 5)......................

Common stock, $0.001 par value; 40,000 shares authorized
  13,335 and
  12,473 shares issued and outstanding at July 31, 1999 and
  1998 respectively.........................................        13          12
Additional paid-in capital..................................    35,342      33,871
Receivable from stockholders................................      (428)        (66)
Deferred stock compensation.................................       (25)        (53)
Other comprehensive income (loss)...........................       877          --
Accumulated deficit.........................................    (9,216)     (7,540)
                                                               -------     -------
    Total stockholders' equity..............................    26,563      26,224
                                                               -------     -------
    Total liabilities and stockholders' equity..............   $33,243     $30,439
                                                               =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEARS ENDED JULY 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER
                                                                       SHARE DATA)
Revenue
  License...................................................  $18,555    $18,469    $13,710
  Services..................................................    1,488      3,839      1,919
                                                              -------    -------    -------
    Total revenue...........................................   20,043     22,308     15,629
                                                              -------    -------    -------
Cost of revenue
  License...................................................    1,262      1,541      1,032
  Services..................................................      688      1,536        706
                                                              -------    -------    -------
    Total cost of revenue...................................    1,950      3,077      1,738
                                                              -------    -------    -------
    Gross profit............................................   18,093     19,231     13,891

Operating expenses:
  Research and development..................................   11,099      9,876      6,236
  Sales and marketing.......................................    7,536      6,855      3,983
  General and administrative................................    3,390      2,994      2,123
  In-process research and development.......................       --      2,155        880
  Restructuring.............................................      768         --         --
                                                              -------    -------    -------
    Total operating expenses................................   22,793     21,880     13,222
                                                              -------    -------    -------
Operating income (loss).....................................   (4,700)    (2,649)       669
Other income, net...........................................    3,739      1,114        822
                                                              -------    -------    -------
Income (loss) before income taxes...........................     (961)    (1,535)     1,491
Provision for income taxes..................................     (715)    (1,164)      (831)
                                                              -------    -------    -------
    Net income (loss).......................................  $(1,676)   $(2,699)   $   660
                                                              =======    =======    =======
Basic net income (loss) per share...........................  $ (0.13)   $ (0.22)   $  0.07
                                                              =======    =======    =======

Diluted net income (loss) per share.........................  $ (0.13)   $ (0.22)   $  0.06
                                                              =======    =======    =======

Shares used in computing basic net income (loss) per common
  share.....................................................   12,824     12,118      9,326
                                                              =======    =======    =======

Shares used in computing diluted net income (loss) per
  common share..............................................   12,824     12,118     11,442
                                                              =======    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                 CONVERTIBLE
                                                               PREFERRED STOCK        COMMON STOCK       ADDITIONAL    RECEIVABLE
                                                 STOCK       -------------------   -------------------    PAID-IN         FROM
                                              SUBSCRIPTION    SHARES     AMOUNT     SHARES     AMOUNT     CAPITAL     STOCKHOLDERS
                                              ------------   --------   --------   --------   --------   ----------   ------------
                                                                                 (IN THOUSANDS)
Balance at July 31, 1996....................      1,582        2,620      $  3       4,297      $  4       $ 6,686       $(2,013)
Issuance of Series C convertible preferred
  stock, net of issuance costs..............     (1,582)         286        --          --        --         1,582         1,582
Issuance of Common Stock upon exercise of
  options...................................         --           --        --         189        --           564            --
Issuance of warrants........................         --           --        --          --        --           175            --
Exercise of warrants for Common Stock.......         --           --        --         330        --           405            --
Conversion of debenture to Common Stock.....         --           --        --         344        --           953            --
Repurchase of unvested Common Stock.........         --           --        --          (3)       --            --            --
Loan to stockholder.........................         --           --        --          --        --            --           (71)
Repayments by stockholder...................         --           --        --          --        --            --           310
Amortization of deferred compensation.......         --           --        --          --        --            --            --
Shares issued in initial offering, net of
  expenses..................................         --           --        --       2,500         4        21,161            --
Conversion of preferred stock to Common
  Stock.....................................         --       (2,906)       (3)      4,375         4            (1)           --
Net income..................................         --           --        --          --        --            --            --
                                                -------       ------      ----      ------      ----       -------       -------
Balance at July 31, 1997....................         --           --        --      12,032        12        31,525          (192)
                                                =======       ======      ====      ======      ====       =======       =======
Issuance of Common Stock upon exercise of
  options...................................         --           --        --          91        --           107            --
Issuance of Common Stock under Employee
  Stock Purchase Plan.......................         --           --        --          62        --           273            --
Repurchase of unvested Common Stock.........         --           --        --         (54)       --           (10)           --
Issuance of Options and Warrants............         --           --        --          --        --            38            --
Issuance of Common Stock in connection with
  Soft Majic Acquisition....................         --           --        --         342        --         1,938            --
Repayments by stockholder...................         --           --        --          --        --            --           126
Amortization of deferred compensation.......         --           --        --          --        --            --            --
Net loss....................................         --           --        --          --        --            --            --
                                                -------       ------      ----      ------      ----       -------       -------
Balance at July 31, 1998....................         --           --        --      12,473        12        33,871           (66)
                                                =======       ======      ====      ======      ====       =======       =======
Issuance of Common Stock upon exercise of
  options...................................         --           --        --         694        --         1,165            --
Issuance of Common Stock under Employee
  Stock Purchase Plan.......................         --           --        --         174         1           308            --
Repurchase of unvested Common Stock.........         --           --        --          (6)       --            (2)           --
Repayments by (notes issued to)
  stockholders..............................         --           --        --          --        --            --          (362)
Unrealized gain on Securities available for
  sale......................................         --           --        --          --        --            --            --
Currency translation adjustment.............         --           --        --          --        --            --            --
Amortization of deferred compensation.......         --           --        --          --        --            --            --
Net loss....................................         --           --        --          --        --            --            --
                                                -------       ------      ----      ------      ----       -------       -------
Other Comprehensive Income (loss)...........         --           --        --          --        --            --            --
                                                -------       ------      ----      ------      ----       -------       -------
Balance at July 31, 1999....................    $    --           --      $ --      13,335      $ 13       $35,342       $  (428)
                                                =======       ======      ====      ======      ====       =======       =======


                                                DEFERRED                       OTHER
                                                 STOCK       ACCUMULATED   COMPREHENSIVE   STOCKHOLDERS'   COMPREHENSIVE
                                              COMPENSATION      DEBT       INCOME (LOSS)      EQUITY       INCOME (LOSS)
                                              ------------   -----------   -------------   -------------   -------------
                                                                            (IN THOUSANDS)
Balance at July 31, 1996....................     $(108)        $(5,501)           --          $   653              --
Issuance of Series C convertible preferred
  stock, net of issuance costs..............        --              --            --            1,582              --
Issuance of Common Stock upon exercise of
  options...................................        --              --            --              564              --
Issuance of warrants........................        --              --            --              175              --
Exercise of warrants for Common Stock.......        --              --            --              405              --
Conversion of debenture to Common Stock.....        --              --            --              953              --
Repurchase of unvested Common Stock.........        --              --            --               --              --
Loan to stockholder.........................        --              --            --              (71)             --
Repayments by stockholder...................        --              --            --              310              --
Amortization of deferred compensation.......        27              --            --               27              --
Shares issued in initial offering, net of
  expenses..................................        --              --            --           21,165              --
Conversion of preferred stock to Common
  Stock.....................................        --              --            --               --              --
Net income..................................        --             660            --              660         $   660
                                                 -----         -------          ----          -------         -------
Balance at July 31, 1997....................       (81)         (4,841)           --           26,423         $   660
                                                 =====         =======          ====          =======         =======
Issuance of Common Stock upon exercise of
  options...................................        --              --            --              107              --
Issuance of Common Stock under Employee
  Stock Purchase Plan.......................        --              --            --              273              --
Repurchase of unvested Common Stock.........        --              --            --              (10)             --
Issuance of Options and Warrants............        --              --            --               38              --
Issuance of Common Stock in connection with
  Soft Majic Acquisition....................        --              --            --            1,938              --
Repayments by stockholder...................        --              --            --              126              --
Amortization of deferred compensation.......        28              --            --               28              --
Net loss....................................        --          (2,699)           --           (2,699)        $(2,699)
                                                 -----         -------          ----          -------         -------
Balance at July 31, 1998....................       (53)         (7,540)           --           26,224         $(2,699)
                                                 =====         =======          ====          =======         =======
Issuance of Common Stock upon exercise of
  options...................................        --              --            --            1,165              --
Issuance of Common Stock under Employee
  Stock Purchase Plan.......................        --              --            --              309              --
Repurchase of unvested Common Stock.........        --              --            --               (2)             --
Repayments by (notes issued to)
  stockholders..............................        --              --            --             (362)             --
Unrealized gain on Securities available for
  sale......................................        --              --           883              883         $   883
Currency translation adjustment.............        --              --            (6)              (6)             (6)
Amortization of deferred compensation.......        28              --            --               28              --
Net loss....................................        --          (1,676)           --           (1,676)         (1,676)
                                                 -----         -------          ----          -------         -------
Other Comprehensive Income (loss)...........        --              --            --               --            (799)
                                                 -----         -------          ----          -------         -------
Balance at July 31, 1999....................     $ (25)        $(9,216)         $877          $26,563
                                                 =====         =======          ====          =======         =======

  The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEARS ENDED JULY 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $ (1,676)  $ (2,699)  $    660
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................     1,553      1,182        616
    In-process research and development.....................        --      2,155        880
    Other...................................................         5         28         20
  Realized gain on sale of investment.......................    (2,650)        --         --
  Changes in assets and liabilities:
    Accounts receivable.....................................       404        184     (1,778)
    Inventories.............................................       (14)       (20)       (59)
    Other current assets....................................       (58)        51       (384)
    Accounts payable........................................      (417)       (75)       512
    Accrued liabilities.....................................       703        516        284
    Deferred revenues.......................................     2,248        806       (359)
                                                              --------   --------   --------
      Net cash provided by operating activities.............        98      2,128        392
                                                              --------   --------   --------
Cash flows from investing activities:
  Purchase of property and equipment........................      (419)    (1,332)    (2,679)
  Purchase of short term investments........................   (20,230)   (20,409)   (23,960)
  Maturities/sales of short-term investments................    25,551     21,791      8,003
  Cash used in acquisitions.................................        --     (1,096)      (808)
                                                              --------   --------   --------
      Net cash provided by (used in) investing activities...     4,902     (1,046)   (19,444)
                                                              --------   --------   --------
Cash flows from financing activities:
  Principal payments under capital lease obligations........       (69)       (22)       (26)
  Principal repayments on notes payable.....................        --         --        (35)
  Proceeds from exercise of warrants........................        --         --        405
  Note repayments (advances) to stockholder.................      (362)       126        239
  Net proceeds from issuance of convertible preferred
    stock...................................................        --         --      1,582
  Net proceeds upon exercise of stock options...............     1,165         --         --
  Net proceeds from issuance of Common Stock................       309        408     21,729
                                                              --------   --------   --------
      Net cash provided by financing activities.............     1,043        512     23,894
                                                              --------   --------   --------
Increase (decrease) in cash and cash equivalents............     6,043      1,594      4,842
Cash and cash equivalents at beginning of period............     7,418      5,824        982
                                                              --------   --------   --------
Cash and cash equivalents at end of period..................  $ 13,461   $  7,418   $  5,824
                                                              ========   ========   ========
Interest paid...............................................  $      1   $      3   $     21
                                                              ========   ========   ========
Income taxes paid...........................................  $     --   $    370   $    831
                                                              ========   ========   ========
Common Stock issued in connection with the acquisition of
  SoftMagic.................................................        --      1,938         --
Issuance of warrants for technology.........................        --         --        175
Conversion of debenture to Common Stock.....................        --         --        953

  The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY. Puma Technology, Inc. (the "Company") was incorporated in California on August 27, 1993 and was subsequently reincorporated in Delaware on November 27, 1996. The Company develops, markets and supports mobile device management and synchronization software, which allows users to easily access, exchange and synchronize information stored on a variety of different computing devices.

    BASIS OF PRESENTATION. The accompanying consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    USE OF ESTIMATES AND ASSUMPTIONS. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

    REVENUE RECOGNITION. In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition" which superseded SOP 91-1 and provides guidance on generally accepted accounting principles for recognizing revenue on software transactions. SOP 97-2 requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installations or training. Under SOP 97-2, the determination of fair value is based on objective evidence, which is specific to the vendor. If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered. SOP 97-2 was amended in February 1998 by Statement of Position 98-4 ("SOP 98-4"), "Deferral of the effective date of Provision of SOP 97-2" and was amended again in December 1998 by Statement of Position 98-9 ("SOP 98-9"), "Modification of 97-2, Software Revenue recognition with Respect to Certain Transactions." Those amendments deferred and then clarified, respectively, the specification of what was considered vendor specific objective evidence of fair value for the various elements in a multiple element arrangement. The Company adopted the provisions of SOP 97-2 and SOP 98-4 as of August 1, 1998. The adoption has, in certain circumstances, resulted in the deferral of software license revenues that would have been recognized upon delivery of the related software under prior accounting standards.

    SOP 98-9 is effective for all transactions entered into by the Company in fiscal year 2000. The adoption of this statement is not expected to have material impact on the Company's operating results, financial position or cash flows.

    Revenue is comprised of license revenue and service revenue. License revenue is derived from the sale of software products and royalty agreements with original equipment manufacturers ("OEMs"). Service revenue is derived from customer funded engineering services and maintenance contract programs.

    License revenue is recognized upon shipment of the software if no significant obligation remains and collection of the resulting receivable is deemed probable. The Company currently sells its products directly to corporations, to OEMs and to a lesser extent to distributors and resellers in the United States, Africa, Asia, Australia, Canada and Europe. The Company grants distributors and resellers certain rights of return and price protection on unsold merchandise held by those distributors and resellers. Accordingly, reserves for estimated future returns and credits for price protection are provided for upon revenue recognition. Such reserves are based on historical rates of returns and allowances, distributor inventory levels and other factors.

NOTE 1. THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Revenue from OEMs under minimum guaranteed royalty arrangements, which are not subject to significant future obligations, is recognized when such royalties are earned and become payable. Royalty revenue that is subject to significant future obligations is recognized when such obligations are fulfilled. Royalty revenue that exceeds minimum guarantees is recognized in the period earned. Payments received for maintenance contract services are recognized ratably over the term of the service agreement. Payments from customers received in advance of revenue recognition are recorded as deferred revenue.

    The Company enters into Software Development Kit ("SDK") agreements, which generally are multi-year in duration. Revenue from SDK's is recognized ratably over the term of the contract. The Company's personal and server-based products sold to corporations include certain upgrade rights, maintenance and services. The Company recognizes revenue for these products ratably over the term of the related contracts.

    CASH AND CASH EQUIVALENTS. The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

    SHORT TERM INVESTMENTS. The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standards No. 115
("FAS 115"), "Accounting for Certain Investments in Debt and Equity Securities," which requires the Company to classify debt and equity securities into one of three categories: held to maturity, trading or available for sale. The Company has classified its investments as available for sale. The cost of securities sold is based on the specific identification method.

    INVENTORIES. Inventories consist principally of software and related documentation, which are stated at the lower of cost (first-in, first-out) or market.

    SOFTWARE DEVELOPMENT COSTS. Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. The Company defines establishment of technological feasibility at the point which product reaches beta. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized, if material. To date, all software development costs have been expensed as incurred.

    PROPERTY AND EQUIPMENT. Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or in the case of leased assets, the life of the lease, if shorter.

    OTHER ASSETS. Other assets are primarily comprised of intangibles and goodwill. Amortization is computed on the straight-line basis over the expected lives of the assets ranging from two to five years. Accumulated amortization was $1,002,000 and $543,000 at July 31, 1999 and 1998, respectively.

    INCOME TAXES. Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of the assets and liabilities and are measured using the currently enacted tax rates and laws.

    FOREIGN CURRENCY. Balance sheet accounts of non U.S. subsidiaries are translated into U.S. dollars at exchange rates prevailing at balance sheet dates. Revenues, costs and expenses are translated into U.S. dollars at average rates for the period. Gains and losses resulting from translation are accumulated as a

NOTE 1. THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) component of stockholders' equity (deficit). Net gains and losses resulting from foreign exchange transactions are included in the consolidated statement of operations and were not significant during any of the periods presented. To date, the Company does not engage in hedging activities.

    COMPREHENSIVE NET INCOME. Effective January 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is comprised of net income (loss) and other comprehensive earnings such as foreign currency translation gain/loss and unrealized gains or losses on available-for-sale marketable securities. The Company's unrealized gains and loss on available-for-sale marketable securities have been significant for the fiscal year ended July 31, 1999 and insignificant for prior periods presented.

    SEGMENT INFORMATION. Effective August 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." During each of the three years ended July 31, 1999, the Company's management considers its business activities to be focused on the licensing of its product and related services to end-user customers. Since management's primary form of internal reporting is aligned with the offering of products and services the Company believes it operates in one segment. The Company has included information related to geographical segments. See Note 9.

    CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and trade accounts receivable. The Company places its cash, cash equivalents and short-term investments primarily in money market accounts and commercial paper. The Company, by policy, limits the amount of credit exposure for cash and cash equivalents to any one issuer.

    The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. At July 31, 1999, two customers accounted for 22% and 15% of accounts receivable, respectively. At July 31, 1998, three customers accounted for 21%, 18%, and 15% of accounts receivable, respectively.

    The Company's sales are generally denominated in US dollars. The Company does not undertake any foreign currency hedging activities.

    NET INCOME (LOSS) PER SHARE. Basic net income (loss) per share is computed using the weighted average common shares outstanding during the period. Diluted net income per share is computed using the weighted average common shares and potential dilutive common shares outstanding during the period.

NOTE 2. ACQUISITIONS

    The company acquired SoftMagic, Corp. ("SoftMagic") in July 1998 and Real World Solutions, Inc. ("RWS") in July 1997, both development stage companies with no fully developed products and no revenues.

    SOFTMAGIC, CORP. On July 30, 1998, the Company completed its acquisition of SoftMagic, a leader in software tools for the development of custom applications for handheld devices. The consolidated financial statements of the Company include the results of the operations of SoftMagic since the date of acquisition. Under the terms of the agreement, Puma paid cash of $1,000,000 and issued 341,742 shares of the Company's Common Stock in exchange for all outstanding shares of SoftMagic.

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

    The value assigned to acquired in-process technology was determined by identifying research projects in areas for which technological feasibility had not been established as of the acquisition date. These include projects for Satellite Forms and MobileXtension-TM-. The value was determined by estimating the revenue contribution of each of these products. The net cash flows were then discounted utilizing a weighted average cost of capital of 35%. This discount rate takes into consideration the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability levels of such technology, and the uncertainty of technological advances that could potentially impact the estimates described above. Revenues were projected to be generated in 1998 for the products in development at the acquisition date. If these projects are not successfully developed, future revenues and profitability of the Company may be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.

    REAL WORLD SOLUTIONS, INC. In July 1997, the Company acquired the assets of RWS, a developer of client/server software solutions, in a transaction accounted for as a purchase. The consolidated financial statements of the Company include the results of the operations of RWS since the date of acquisition.

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

    The value assigned to acquired in-process technology was determined by identifying research projects in areas for which technological feasibility had not been established as of the acquisition date. Some of the technology obtained was incorporated into Intellisync Anywhere. The value was determined by estimating the revenue contribution of each of these products. The net cash flows were then discounted utilizing a weighted average cost of capital of 50%. This discount rate takes into consideration the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability levels of such technology, and the uncertainty of technological advances that could potentially impact the estimates described above. Revenues were projected to be generated in 1999 for the products in development at the acquisition date. If these projects are not successfully developed, future revenues and profitability of the Company may be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.

    The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended July 31, 1998 and 1997, as if the acquisition had occurred on August 1, 1997, and 1996 and after giving effect to purchase accounting adjustments but excluding the impact of write offs of acquired in-process technology. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on August 1, 1998 and may not be indicative of future operating results (in thousands, except per share data).

                                                            YEARS ENDED JULY 31,
                                                            ---------------------
                                                              1998        1997
                                                            ---------   ---------
Pro Forma revenue.........................................   $22,638     $15,735
Pro forma net income (loss)...............................   $  (805)    $   609
Pro forma basic earnings (loss) per share.................   $  (.07)    $   .07
Pro forma diluted earnings (loss) per share...............   $  (.07)    $   .05

NOTE 3. BALANCE SHEET COMPONENTS

    Cash equivalents and short-term investments include available-for-sale securities as follows (in thousands):

                                                                 JULY 31,
                                                            -------------------
                                                              1999       1998
                                                            --------   --------
Cash equivalents
  Commercial paper........................................  $ 9,339    $ 5,412
  Money market funds......................................    1,062        385
                                                            -------    -------
                                                            $10,401    $ 5,797
                                                            =======    =======
Short term investments
  Commercial paper........................................  $10,414    $12,651
  US Government agencies..................................       --      1,014
  Securities available for sale...........................    1,463         --
                                                            -------    -------
                                                            $11,877    $13,665
                                                            =======    =======

    Realized gains on sales of available-for-sale securities was $2,650,000 for the year ended July 31, 1999 and was immaterial for the years ended July 31, 1998, and 1997. The unrealized holding gain on securities was $883,000 at July 31, 1999 and there was no unrealized holding gain or loss on such securities at July 31, 1998 and 1997. The short-term investments have maturities of less than one year.

    Accounts receivable, net consist of the following (in thousands):

                                                                 JULY 31,
                                                            -------------------
                                                              1999       1998
                                                            --------   --------
Accounts receivable.......................................  $ 4,634    $ 4,374
Less allowance for doubtful accounts and sales returns....   (1,607)      (943)
                                                            -------    -------
                                                            $ 3,027    $ 3,431
                                                            =======    =======

    Property and equipment consist of the following (in thousands):

                                                                 JULY 31,
                                                            -------------------
                                                              1999       1998
                                                            --------   --------
Computer equipment and software...........................  $ 2,437    $ 2,267
Furniture and office equipment............................    1,865      1,657
Leasehold improvements....................................      975        934
                                                            -------    -------
                                                              5,277      4,858
Less: accumulated depreciation and amortization...........   (2,697)    (1,604)
                                                            -------    -------
                                                            $ 2,580    $ 3,254
                                                            =======    =======

    At July 31, 1999 the Company had no equipment under capital lease. At
July 31, 1998 the Company had $126,000 of equipment under capital leases and related accumulated amortization of $102,000. The deprecation and amortization expense for the fiscal years ended July 31, 1999, 1998 and 1997 was $1,553,000, $1,182,000 and $616,000 respectively.

    Accrued liabilities consist of the following (in thousands):

                                                                   JULY 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Payroll related accruals....................................   $1,246     $  741
Other accrued liabilities...................................      974        776
                                                               ------     ------
                                                               $2,220     $1,517
                                                               ======     ======

NOTE 4. STOCKHOLDERS' EQUITY

    CONVERTIBLE PREFERRED STOCK. The preferred stock was converted to Common Stock on the completion of the common stock offering.

    STOCK OPTION PLANS. In October 1993, the Board of Directors and stockholders adopted the 1993 Stock Option Plan (the Plan) which provides for granting of incentive stock options ("ISOs") and nonqualified stock options ("NSOs") to purchase shares of Common Stock to employees, directors, consultants and advisors of the Company. To date, the Company has not granted any significant options to consultants or advisors. In accordance with the Plan, the stated exercise price shall be not less than 100% and 85% of the estimated fair market value of Common Stock on the date of grant for ISOs and NSOs, respectively, as determined by the Board of Directors. The Plan provides that the options shall be exercisable over a period not to exceed ten years. Options generally vest 25% one year after date of grant and 1/48th each month thereafter for the next 36 months. The Plan provides that the options may be exercised prior to the options becoming vested. If the optionee's employment is terminated for any reason, the Company has the right to repurchase any unvested shares. At July 31, 1999, the options authorized under the Plan aggregated 4,500,000.

    In October 1998, the Board of Directors approved the repricing of certain outstanding stock options under the Plan. Each employee, officer and director who elected to participate in the repricing program received a new option with an exercise price of $2.1875 (the fair market value on October 29, 1998). Each repriced option retained its original vesting schedule except that no portion of the option could be exercised prior to January 29, 1999. Options to purchase 2,359,516 shares were repriced pursuant to the program.

    In September of 1997, the Board of Directors approved the repricing of certain outstanding stock options under the Plan. Each employee, officer or director who elected to participate in the repricing program received a new option with an exercise price of $6.50 (the fair market value on October 3, 1997). Each repriced option retained its original vesting schedule except that no portion of the option could be exercised prior to April 3, 1998 and no vesting accrued between October 3, 1997 and April 3, 1998. Options to purchase 1,198,100 shares were repriced pursuant to this program.

    The Company has assumed certain options granted to former employees of acquired companies ("Acquired Options"). The Acquired Options were assumed by the Company outside the Plan, but all are administered as if assumed under the Plan. All of the Acquired Options have been adjusted to effectuate the conversion under the terms of the agreements between the Company and the companies acquired. The Acquired Options generally become exercisable over a four-year period and generally expire ten years from the date of grant. No additional options will be granted under any of these plans.

    Stock option activity, both incentive and nonqualified, under all plans is presented as follows (in thousands, except per share amounts):

                                                                              WEIGHTED AVERAGE
                                                   OPTION    RANGE OF PRICE    EXERCISE PRICE
                                                   SHARES      PER SHARE         PER SHARE
                                                  --------   --------------   ----------------
Outstanding at July 31, 1996....................    1,039    $0.20-$ 6.05          $ 0.35
Granted.........................................    1,487    $7.50-$17.25          $10.43
Exercised.......................................     (188)   $0.20-$ 7.50          $ 3.00
Canceled........................................     (230)   $0.20-$17.25          $ 7.10
                                                   ------
Outstanding at July 31, 1997....................    2,108    $0.20-$16.87          $ 7.26
Granted.........................................    1,853    $5.18-$ 8.38          $ 6.50
Exercised.......................................      (91)   $0.20-$ 7.50          $ 1.17
Canceled........................................   (1,424)   $0.20-$16.87          $ 9.72
                                                   ------
Outstanding at July 31, 1998....................    2,446    $0.20-$ 9.75          $ 5.48
Granted.........................................    3,317    $2.09-$ 5.88          $ 2.83
Exercised.......................................     (694)   $0.20-$ 2.50          $ 1.68
Canceled........................................   (2,967)   $0.20-$ 9.75          $ 5.27
                                                   ------
Outstanding at July 31, 1999....................    2,102    $0.20-$ 5.88          $ 2.70
                                                   ======

    At July 31, 1999, a total of 11,000 shares were subject to repurchase and options to purchase approximately 773,000 shares were available for future grants.

    Based on an independent appraiser's valuation report, management believes that the exercise price for certain options granted during fiscal 1996 was below the estimated fair value of the Company's Stock at the dates of grant. Accordingly, the Company is recognizing approximately $115,000 of compensation expense over the options' four-year vesting periods.

    The following table summarizes information about stock options under the Plan outstanding at July 31, 1999 (in thousands, except per share amounts):

                                       OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                               -----------------------------------   ------------------------------
                   NUMBER      WEIGHTED-AVERAGE                        NUMBER
   RANGE OF      OUTSTANDING      REMAINING       WEIGHTED-AVERAGE   EXERCISABLE   WEIGHTED-AVERAGE
EXERCISE PRICES  AT 7/31/99    CONTRACTUAL LIFE    EXERCISE PRICE    AT 7/31/99     EXERCISE PRICE
---------------  -----------   ----------------   ----------------   -----------   ----------------
  $0.20-$2.09         141             6.8              $1.52               69           $1.06
  $2.19-$2.19       1,286             8.0              $2.19            1,284           $2.19
  $2.41-$2.69         271             8.0              $2.52              271           $2.52
  $2.84-$4.25         118             9.5              $3.54               79           $3.34
  $4.94-$4.94          19             9.6              $4.94               19           $4.94
  $5.31-$5.31           4             9.9              $5.31                4           $5.31
  $5.44-$5.44          47             9.8              $5.44               47           $5.44
  $5.50-$5.50         193             6.2              $5.50              193           $5.50
  $5.88-$5.88          23             9.8              $5.88               23           $5.88
                    -----            ----              -----            -----           -----
                    2,102            7.90              $2.71            1,989           $2.70
                    =====            ====              =====            =====           =====

    EMPLOYEE STOCK PURCHASE PLAN. In October 1996, the Board of Directors adopted the 1996 Employee Stock Purchase Plan (the "ESPP") which authorizes the issuance of 250,000 shares of Common Stock. The purpose of the ESPP is to provide eligible employees of the Company with a means of acquiring common stock of the Company through payroll deductions. The plan consists of four six-month purchase periods in each two year offering period. Shares may be purchased under the ESPP at 85% of the lesser of the fair market value of the common stock on the grant or purchase date. During fiscal 1999, 174,130 shares were sold through the ESPP.

    In December 1998, the Board of Directors adopted the 1998 Employee Stock Purchase Plan which authorizes the issuance of 500,000 shares of Common Stock. At July 31, 1999 all 500,000 shares were available for purchase under the ESPP.

    PRO FORMA INFORMATION. The company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for the stock compensation plans (the Plans) described above. Accordingly, no compensation cost has been recognized for the Plans. If compensation cost for the Plans had been determined consistent with FAS No. 123 "Accounting for Stock-Based Compensation", the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro-forma amounts indicated below.

                                                         YEARS ENDED JULY 31,
                                                    ------------------------------
                                                      1999       1998       1997
                                                    --------   --------   --------
Net income (loss) reported........................  $(1,676)   $(2,699)   $   660
Pro forma net income (loss).......................  $(6,158)   $(7,404)   $  (870)
Basic Earnings (loss) per share as reported.......  $ (0.13)   $  (.22)   $   .07
Diluted earnings (loss) per share as reported.....  $ (0.13)   $  (.22)   $   .06
Pro forma basic earnings (loss) per share.........  $ (0.48)   $  (.61)   $  (.09)
Pro forma diluted earnings (loss) per share.......  $ (0.48)   $  (.61)   $  (.09)

    Because the method of accounting prescribed by FAS 123 has not been applied to options granted prior to August 1, 1995, and because the Black-Scholes option valuation model was developed for traded options and requires the input of subjective assumptions, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for 1999, 1998 and 1997: risk-free interest rate 6.04% for 1999, 5.70% for 1998 and 6.46% for 1997, dividend yields of 0%, volatility factors of the expected market price of the Company's Common Stock of 75% for 1999, 75 % for 1998 and 50% for 1997, and a weighted average expected life of an option of four years. The Company has also estimated the fair value for the purchase rights issued under the Company's Employee Stock Purchase Plan, under the Black-Scholes valuation model using the following assumptions for 1999 and 1998: risk free interest rate 6.04% and 5.25%, respectively, dividend yields of 0%, volatility factors of the expected market price of the Company's Common Stock of 75% and 75%, respectively, and a weighted average expected life of two years and six months respectively.

    The weighted average fair value of options granted during fiscal 1999, 1998 and 1997 was $1.56, $3.51 and $4.27, respectively.

    COMMON STOCK WARRANTS. In July 1996, the Company agreed to issue a warrant to purchase 140,000 shares of its Common Stock at $5.50 per share to one of its Series C stockholders in exchange for rights to certain technology. These warrants were subsequently issued in August 1996. The aggregate value of the warrant was estimated by the Company at $175,000 and is being accounted for as purchased technology. The warrant is exercisable immediately and expires at the earlier of August 2001 or the acquisition of the Company by another entity. The purchased technology will be amortized over its estimated life.

NOTE 5. COMMITMENTS

    The Company leases its facilities under operating leases that expire at various dates through April 2006. The leases provide for escalating lease payments.

    Future minimum lease payments, at July 31, 1999 were as follows (in thousands):

                                                              OPERATING
                                                               LEASES
                                                              ---------
Fiscal year ending July 31,
2000........................................................   $1,210
2001........................................................    1,217
2002........................................................    1,265
2003........................................................      994
2004........................................................    1,085
Thereafter..................................................    2,191
                                                               ------
Total minimum lease payments................................   $7,962
                                                               ======

    Total rent expense was approximately, $1,069,000, $1,178,000 and $434,000 for the years ended July 31, 1999, 1998 and 1997, respectively. The fiscal 1997 rental expense was offset by sublease income of approximately $97,000.

NOTE 6. OTHER INCOME (EXPENSE)

                                                           YEARS ENDED JULY 31,
                                                      ------------------------------
                                                        1999       1998       1997
                                                      --------   --------   --------
                                                              (IN THOUSANDS)
Interest income.....................................   $1,069     $1,155     $  882
Interest expense....................................       (1)        (3)       (19)
Other expense, net..................................      (55)       (38)       (41)
Realized gains......................................    2,650         --         --
Miscellaneous income................................       76         --         --
                                                       ------     ------     ------
Total other income, net.............................   $3,739     $1,114     $  822
                                                       ======     ======     ======

NOTE 7. INCOME TAXES

    The income tax provision for the years ended July 31, 1999, 1998 and 1997 is summarized as follows (in thousands):

                                                              YEARS ENDED JULY 31,
                                                         ------------------------------
                                                           1999       1998       1997
                                                         --------   --------   --------
Current
  Federal..............................................    $ --      $   13      $ 27
  State................................................       3          26         7
  Foreign withholding tax..............................     773       1,125       797
                                                           ----      ------      ----
                                                           $776      $1,164      $831
                                                           ====      ======      ====

    Deferred tax assets are summarized as follows (in thousands):

                                                                 JULY 31,
                                                            -------------------
                                                              1999       1998
                                                            --------   --------
Net operating loss carryforwards..........................  $    83    $   118
Alternative minimum tax credit carryforwards..............       78         78
Research and development credit carryforwards.............      759        653
Foreign tax credit carryforwards..........................    1,343      1,632
Reserves and allowances...................................    1,714        406
Research and development..................................      (63)       182
SoftMagic.................................................     (241)        --
Unrealized holding gain...................................     (532)        --
                                                            -------    -------
Total deferred tax assets.................................    3,141      3,069
Deferred tax asset valuation allowance....................   (3,141)    (3,069)
                                                            -------    -------
                                                            $    --    $    --
                                                            =======    =======

    Except for fiscal 1997, the Company has incurred losses from inception through fiscal 1999. Management believes that, based on the history of such losses and other factors, the weight of available evidence indicates that it is more likely than not that the Company will not be able to realize its deferred tax assets and thus a full valuation reserve has been recorded at July 31, 1999 and 1998.

    A reconciliation of the income tax provision to the amount computed by applying the statutory federal income tax rate to income (loss) before income tax provision is summarized as follows (in thousands):

                                                            YEARS ENDED JULY 31,
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------   --------   --------
Amounts computed at statutory federal rate...........   $(459)     $ (522)    $ 507
Foreign withholding taxes............................     823       1,125       797
In-process research and development not deductible...      50         288       247
Utilization of foreign tax credits...................      --        (190)     (633)
Utilization of tax loss carryforwards................      --        (359)     (448)
Future benefits not currently recognized.............     362         822       361
                                                        -----      ------     -----
                                                        $ 776      $1,164     $ 831
                                                        =====      ======     =====

    At July 31, 1999, the Company has $758,000 of federal and state research and development credit carryforwards, $1,342,000 of foreign tax credit carryforwards and $106,000 of alternative minimum tax credit carryforwards.

NOTE 8. NET INCOME PER SHARE

    In accordance with disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted net income per share calculations is provided as follows (in thousands, except per share amounts):

                                                        YEARS ENDED JULY 31,
                                                   ------------------------------
                                                     1999       1998       1997
                                                   --------   --------   --------
Net income (loss) as reported....................  $(1,676)   $(2,699)   $   660
                                                   -------    -------    -------
Weighted average shares outstanding (denominator)
  used to compute basic earnings per common
  share..........................................   12,824     12,118      9,326
Shares issuable upon exercise of options and
  warrants.......................................       --         --        582
Weighted average preferred shares as if
  converted......................................       --         --      1,534
                                                   -------    -------    -------
Denominator used to compute diluted earnings per
  share..........................................   12,824     12,118     11,442
                                                   -------    -------    -------
Basic earnings (loss) per share..................  $ (0.13)   $ (0.22)   $  0.07
Diluted earnings (loss) per share................  $ (0.13)   $ (0.22)   $  0.06

    As a result of net loss incurred by the Company in fiscal 1999 and 1998, potential common share attributable to stock options and warrants were antidilutive and were excluded from net loss per share calculations.

NOTE 9. BUSINESS SEGMENTS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Statement of Financial Accounting Standards No. 131 is effective for fiscal years beginning after December 15, 1997. The Company has adopted the provisions of Statement of Financial Accounting Standards No. 131 in connection with the preparation of its financial statements for the fiscal year ending July 31, 1999 and has determined it has one reportable segment. The Company markets its products to customers in North America, Asia and Europe. The Company's customer base consists primarily of large OEMs in the PC market and selected distributors in North America, Asia and Europe which primarily market to the retail channel.

    Revenue information by geographic region is as follows:

                                                        YEARS ENDED JULY 31,
                                                   ------------------------------
                                                     1999       1998       1997
                                                   --------   --------   --------
North America....................................  $11,686    $11,681    $ 7,172
Japan............................................    7,134      9,888      7,304
Other International..............................    1,223        739      1,153
                                                   -------    -------    -------
                                                   $20,043    $22,308    $15,629
                                                   =======    =======    =======

NOTE 10. RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial accounting Standards Board issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters beginning with the quarter ending June 30, 1999. SFAS 133 establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities--Deferral of the effective date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 deferred the effective date until the first fiscal quarter ending June 30, 2000. The Company will adopt SFAS 133 in its quarter ending June 30, 2000 and does not expect such adoption to have an impact on the Company's results of operations, financial position or cash flows.

NOTE 11. RESTRUCTURING

    In the first quarter of fiscal 1999, the Company implemented a restructuring program for the purpose of consolidating the majority of engineering and development work at existing facilities in Nashua, New Hampshire. As part of this program, the Company implemented a reduction in force of approximately 40 positions that primarily affected the engineering group located at the San Jose, California facility. The severance charge was $210,000. The plan was completed at the end of February 1999. As of July 31, 1999, there was no unused balance.

    Also as part of the restructuring, the Company vacated a portion of the San Jose, California facility, as well as a facility in Nashua, New Hampshire. The restructure charge for this was $558,000. The unused balance as of July 31, 1999 was $331,000.

NOTE 12. SUBSEQUENT EVENT

    On Aug. 24, 1999, the Company entered into a definitive agreement to acquire ProxiNet, Inc., headquartered in Emeryville, California, for 2,600,000 shares of Common Stock to be issued in exchange for all issued and outstanding preferred and common shares of ProxiNet Inc., and assumption of all outstanding ProxiNet stock options. Closing of the merger is subject to certain closing conditions and approval by the shareholders of ProxiNet, although, certain affiliates of ProxiNet have agreed to vote their shares in favor of the merger. The merger is expected to be finalized in fiscal quarter ending October 31, 1999, and as a result, the Company expects to incur a one-time charge for in-process research and development for ProxiNet's products which have not yet reached technological feasibility.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

Puma Technology, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Puma Technology, Inc. and its subsidiaries at July 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

San Jose, California
August 20, 1999, except for Note 12, which is as of August 24, 1999