Form 10-K, Exhibit 13
period 2000-07-31
PUMA TECHNOLOGY INC
filed 2000-10-27
CIK 1020716

                                  EXHIBIT 13.1

                  PORTIONS OF THE ANNUAL REPORT TO STOCKHOLDERS
                     FOR THE FISCAL YEAR ENDED JULY 31, 2000
                   EXPRESSLY INCORPORATED BY REFERENCE HEREIN



                                                                                                              PAGE

              SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA..................................................39

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS.............................................................40

              CONSOLIDATED BALANCE SHEETS.....................................................................49

              CONSOLIDATED STATEMENTS OF OPERATIONS...........................................................50

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY.................................................51

              CONSOLIDATED STATEMENTS OF CASH FLOWS ..........................................................52

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS .....................................................53

              REPORT OF INDEPENDENT ACCOUNTANTS...............................................................71

                              PUMA TECHNOLOGY, INC.

                 SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA


CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS DATA

                                                                                   YEAR ENDED JULY 31,
                                                        ------------------------------------------------------------------------
                                                           2000           1999           1998           1997            1996
                                                        ---------     ----------      ---------     ----------      ----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue..............................................    $ 30,813      $  20,723      $  22,341     $   15,633       $   7,716

Cost of revenues and operating expenses..............      57,403         29,704         26,408         15,529           9,693
                                                        ---------     ----------      ---------     ----------      ----------

Operating income (loss)..............................     (26,590)        (8,981)        (4,067)           104          (1,977)
Other income, net....................................       5,023          3,868          1,077            820              85
                                                        ---------     ----------      ---------     ----------      ----------
Income (loss) before income taxes....................     (21,567)        (5,113)        (2,990)           924          (1,892)
Provision for income taxes...........................        (632)          (715)        (1,164)          (831)           (509)
                                                        ---------     ----------      ---------     ----------      ----------

Net income (loss)....................................     (22,199)        (5,828)        (4,154)            93          (2,401)

Accretion of mandatorily redeemable convertible
    preferred stock to redemption value..............      (3,877)        (4,238)             -              -               -
                                                        ---------     ----------      ---------     ----------      ----------

Net income (loss) attributable to common stockholders    $(26,076)     $ (10,066)      $ (4,154)    $       93       $  (2,401)
                                                        =========     ==========      =========     ==========       =========

Basic and diluted net loss per share................     $  (0.74)     $   (0.34)      $  (0.15)    $       -        $   (0.41)


CONDENSED CONSOLIDATED BALANCE SHEET DATA

                                                                                         JULY 31,
                                                            2000           1999          1998           1997            1996
                                                         ---------     ----------      ---------     ----------      ----------
                                                                                      (IN THOUSANDS)
Cash, cash equivalents and short-term investments....    $  85,260      $   28,516     $   21,091     $   21,180       $    982
Total assets.........................................      118,655          37,122         30,745         29,530          4,004
Long-term obligations................................          310               -             41             66            961
Total stockholders' equity...........................      105,077          18,201         25,824         26,242            653


SUMMARY CONDENSED QUARTERLY DATA

                                                                          THREE MONTHS ENDED
                                    ---------------------------------------------------------------------------------------------
                                     JULY 31,   APRIL 30,    JAN 31,     OCT 31,     JULY 31,   APRIL 30,    JAN 31,     OCT 31,
                                       2000        2000        2000        1999        1999        1999        1999        1998
                                    ---------  ----------   ----------  ----------  ---------  -----------  ----------  ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue.........................    $  9,026    $  8,014    $  7,361    $  6,412    $  5,946    $  5,370    $  4,907    $  4,500
Cost and operating expense......      15,531      19,177      10,454      12,241       7,054       6,867       7,897       7,886
Operating loss..................      (6,505)    (11,163)     (3,093)     (5,829)     (1,108)     (1,497)     (2,990)     (3,386)
Net loss........................      (5,146)    (10,013)     (2,285)     (4,755)       (239)       (567)     (2,827)     (2,195)
Accretion of mandatorily
  redeemable convertible preferred
  stock to redemption value.....           -        (577)     (1,765)     (1,535)     (2,700)     (1,384)       (154)          -
Net loss attributable to common
 stockholders...................    $ (5,146)   $(10,590)  $  (4,050)   $ (6,290)   $ (2,939)   $ (1,951)   $ (2,981)   $ (2,195)
Basic and diluted net loss per
 share..........................    $  (0.12)   $  (0.26)  $   (0.11)   $  (0.20)   $  (0.10)   $  (0.07)   $  (0.10)   $  (0.08)

                              PUMA TECHNOLOGY, INC.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


     THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO AND INCLUDED ELSEWHERE IN OUR FORM 10-K FOR THE FISCAL YEAR ENDED JULY31, 2000. THIS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, CONTAINS FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR OUR FUTURE PERFORMANCE THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. IN THIS REPORT, THE WORDS "ANTICIPATE(S)," "BELIEVE(S)", "EXPECT(S)", "INTEND(S)", "FUTURE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. ACTUAL EVENTS OR OUR ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS DUE TO SUCH RISKS AND UNCERTAINTIES INCLUDING THOSE SET FORTH BELOW UNDER "FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS." WE ASSUME NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT ACTUAL RESULTS OR CHANGES IN FACTORS OR ASSUMPTIONS AFFECTING SUCH FORWARD-LOOKING ASSUMPTIONS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE HEREOF. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISION TO THESE FORWARD-LOOKING STATEMENTS, WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Overview

     We develop, market and support synchronization, change detection/notification, and Web rendering/browsing software, enabling consumers, mobile professionals and information technology officers to harness the full capabilities of handheld organizers/computers, Web-enabled/cellular phones, pagers and other wireless personal communication platforms. Our product families, which include Intellisync-Registered Trademark-, Intellisync Anywhere-Registered Trademark-, Satellite Forms-Registered Trademark-, Browse-it-TM- and Mind-it-TM- software, connect handheld and mobile devices to essential information anytime, anywhere. The Intellisync platform lets users synchronize the critical connection between both wired and wireless handheld devices and the vast stores of information found in corporate databases, the Internet and individuals' PC applications. Intellisync Anywhere keeps users current with remote and LAN-based data synchronization between groupware messaging servers and Palm OS-Registered Trademark- platform handhelds. Satellite Forms provides the tools needed to create custom applications for Palm OS handhelds and the ability to integrate those applications with desktop or network databases. Browse-it enables users to view Web pages online or offline on their handheld devices in a secure, conventional and quick manner. Mind-it technology provides user-driven personalization, enabling users to track specific Web information and be notified when that information changes.

     We license our software products to several original equipment manufacturers ("OEMs") and business development organizations worldwide. In addition, we sell our retail products through several distribution channels both domestically and internationally, including major distributors, resellers, computer dealers, retailers and mail-order companies. Internationally, we are represented by over 20 distributors and resellers in Africa, Asia, Australia, Canada, Europe, New Zealand, and South America.

     In October 1999, we acquired ProxiNet, Inc. ("ProxiNet"), a startup company involved in the development of software enabling users of Palm OS handheld devices to browse Internet content. ProxiNet brought us a highly scalable proxy-based transformation and delivery architecture. As a result, in June 2000 we announced Browse-it software which allows portals, search engines and e-commerce companies to provide highly secure, real-time Web access to users of Palm OS handheld devices, along with the ability to download Web pages for offline viewing when wireless or wireline access is not available.

     In February 2000, we acquired NetMind Technologies, Inc. ("NetMind"), a leading provider of scalable software solutions that integrate user-driven personalization technologies into the Internet infrastructure, which brought us a broad range of Web-based personalization, change-detection and notification technologies. As a result, in June 2000 we announced Mind-it software which enables users to receive instant notification of changes to any content they request on the Internet or corporate intranet.

     In July 2000, we acquired Dry Creek Software, LLC ("Dry Creek"), a company specializing in the creation of software solutions that allow for transparent data access between mobile devices, enterprise servers and Internet applications. Dry Creek forms the core of our new Professional Services Organization, through which we provide customized, turnkey solutions based on the Mobile Application Platform ("MAP") infrastructure for wireless carriers, ISPs, Web portals and corporate enterprises.

     MAP is the common server platform on which we will build our new mobile and wireless solutions. MAP will initially support data synchronization (our upcoming Sync-it-TM- software), change detection/notification (Mind-it software) and Web content rendering/browsing (Browse-it software). MAP is designed for maximum scalability and performance and empowers both Internet access and wireless access to mobile devices. This differs markedly from the PC-centric connectivity solutions that enable Internet access only while tethered to a PC. MAP provides ubiquitous access to mobile devices over both wired and wireless media, and does not require the PC to act as a gateway to the network. The platform is deployed inside the firewalls of major corporations. In addition, we expect, to host, the platform in the public Internet space on the Intellisync.com-SM- Web service in the first half of fiscal 2001.

RESULTS OF OPERATIONS

     All historical financial information and analysis have been restated to reflect the acquisition of NetMind on February 24, 2000, which was accounted for as a pooling of interests (see Note 2 of Notes to Consolidated Financial Statements).

     REVENUE. We derive revenue from two primary sources: software licenses and fees for service. Revenue was $30,813,000 in fiscal 2000 as compared to $20,723,000 in fiscal 1999 and $22,341,000 in fiscal 1998. Revenue increased 49% in fiscal 2000 as compared to fiscal 1999 and decreased 7% in fiscal 1999 as compared to fiscal 1998. Our revenue growth in fiscal 2000 resulted from increased platform licensing of components of our MAP and higher revenues from our Enterprise products, which include both personal and server based Intellisync products, and Satellite Forms. This increase more than offset the decline in Intellisync for Notebook and TranXit-Registered Trademark- product royalty revenue.

     OEMs revenue continues to represent a significant portion of our revenue. OEM revenue represented 62%, 54%, and 68% of our revenue in fiscal 2000, fiscal 1999, and fiscal 1998, respectively. No customers accounted for more than 10% of total revenue in fiscal 2000. In fiscal 1999 and 1998, Toshiba Corporation accounted for approximately 14% and 18% of our revenue, respectively, and no other customer accounted for more than 10% of our revenue. Although several OEMs are subject to certain contractual minimum purchase obligations, there can be no assurance that any particular OEM will satisfy the obligation. In addition, we believe that the percentage of revenue derived from OEMs may fluctuate in future periods since the distribution channels we use for our existing and future products are subject to change. Further, we expect the notebook and PC OEM portion of this revenue to continue to decrease as a percentage of our overall revenue throughout fiscal 2001.

     International revenue continues to represent a significant portion of our revenue. International revenue in fiscal 2000 was $8,347,000, or 27% of total revenue, compared to $8,357,000 or 40% of total revenue in fiscal 1999 and $10,627,000 or 48% of total revenue in fiscal 1998. The substantial increase in our revenue from the United States resulted in a decrease of international revenue as a percent of total revenue in fiscal 2000 as compared to fiscal 1999 and 1998. The absolute dollar decrease in international revenue in fiscal 2000 and 1999 reflected the decrease in notebook and PC OEM royalties we receive from our international customers. We expect, however, our international revenue to increase in future periods as we continue to expand our operations worldwide, particularly Europe. International revenue may be subject to certain risks not normally encountered in domestic operations, including exposure to tariffs, various trade regulations and fluctuations in currency exchange rates. See "Factors That May Affect Future Operating Results."

     - LICENSE REVENUE. License revenue is earned from the sale and use of software products and royalty agreements with OEMs. License revenue was $27,685,000 in fiscal 2000 as compared to $19,084,000 in fiscal 1999 and $18,477,000 in fiscal 1998. The 45% increase in license revenues in fiscal 2000 reflected increase in revenues of Enterprise products, primarily Intellisync, Satellite Forms and Intellisync Anywhere, and MAP products. This increase was offset by declining revenue received for the Intellisync for Notebook and TranXit products. The 3% increase in license revenue in fiscal 1999 was primarily due to increased revenue derived from Enterprise products such as Intellisync, Satellite Forms and Intellisync Anywhere, and MAP products such as Intellisync Software Development Kits ("SDKs") and Mind-it products, offset by a decrease in royalty revenue for the Intellisync for Notebook and Tranxit products. Deferred revenue was $6,372,000, $3,989,000 and $1,669,000 at July 31, 2000, 1999 and 1998.
          The 60% increase in deferred revenue in July 31, 2000 was attributable to revenues related to our SDK, Intellisync Gold and Intellisync Anywhere products.

     - SERVICE REVENUE. Service revenue is derived from fees for services, including non-recurring engineering service projects for software development, amortization of maintenance contract programs, Web-based advertising fees and professional services. Service revenue was $3,128,000 in fiscal 2000 as compared to $1,639,000 in fiscal 1999 and $3,864,000 in fiscal 1998. The 91% increase in service revenue in fiscal 2000 was primarily due to an increased number of non-recurring engineering service projects, increased maintenance revenue and increased Web-based advertising fees. The 58% decrease in service revenue in fiscal 1999 was primarily due to reduced number of non-recurring engineering service projects during that year.

     COST OF REVENUE. Cost of revenue consists primarily of product costs and service costs. Product costs include media and duplication, manuals, packing supplies and shipping expenses. Service costs include personnel related costs incurred under non-recurring software engineering services and professional services, and hosting costs for online services. Our cost of revenue is affected by the mix between our revenue sources such as licenses and services. Additionally, our cost of revenue is affected by the mix between our various distribution channels and by the mix between geographies such as the United States, Japan and Europe. In general, increased license revenue as compared to service revenue will have a favorable impact on cost of revenue since the cost of sales associated with license revenue tend not to be significant as compared to that with service revenue. In addition, we expect that cost of revenue as a percent of revenue will increase as service revenue becomes a more substantial portion of our total revenue.

     - COST OF LICENSE REVENUE. Cost of license revenue consist primarily of packaged product costs including product media and duplication, manuals, packing supplies, shipping expenses and, in certain transactions, royalties paid to certain vendors. Cost of license revenue as a percentage of license revenue was 7% in fiscal 2000 as compared to 7% in fiscal 1999 and 8% in fiscal 1998.

     - COST OF SERVICE REVENUE. Cost of service revenue primarily represents personnel related costs incurred for software development work under non-recurring engineering agreements and professional services. Cost of service revenue as a percentage of service revenue was 59% in fiscal 2000 as compared to 43% in fiscal 1999 and 40% in fiscal 1998.

     RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, quality assurance personnel, product localization, fees to outside contractors and the cost of facilities and depreciation of capital equipment. We invest in research and development both for new products and to provide continuing enhancements to existing products. Research and development expenses increased by 38% to $17,140,000 in fiscal 2000 from $12,421,000 in fiscal 1999.
In fiscal 1999, research and development expenses increased 19% to $12,421,000 from $10,421,000 in fiscal 1998. Research and development represented 56%, 60% and 47% of total revenue in fiscal 2000, 1999 and 1998, respectively. The absolute dollar increase in research and development expenses in fiscal 2000 was primarily due to increased personnel required to integrate the newly acquired ProxiNet and NetMind technologies into a common platform and the development of the Intellisync.com service that is expected to be launched in the first half of fiscal 2001. The absolute dollar increase in research and development expenses in fiscal 1999 was primarily due to increased personnel related costs and spending required to develop and support a wider breadth of our existing Intellisync products and continued investment in our Satellite Forms, Intellisync Anywhere and Mind-it products. We believe research and development expenses may continue to increase in absolute dollars in the next several quarters.

     Research and development costs have been expensed as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86 requires capitalization of certain software development costs once technological feasibility is established. We define establishment of technological feasibility at the point that product reaches beta. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized, if material. To date, all of these software development costs have been insignificant and expensed as incurred.

     SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries, commissions, promotional expenses and other related expenses of sales, marketing and technical support personnel. Sales and marketing expenses increased by 68% to $16,414,000 in fiscal 2000 from $9,758,000 in fiscal 1999. In fiscal 1999, sales and marketing expenses increased 34% to $9,758,000 from $7,307,000 in fiscal 1998. Sales and marketing expenses represented 53%, 47% and 33% of total revenues in fiscal 2000, 1999, and 1998, respectively. Sales and marketing expenses increased in absolute dollars in fiscal 2000 primarily due to an increase in sales personnel to expand our sales and business development organizations in the United States and internationally, and to a lesser extent, an increase in costs associated with corporate branding, which included renaming our corporate name to Pumatech, Inc., redesigning our Website, and various product branding. Sales and marketing expenses increased in absolute dollars in fiscal 1999 primarily due to an increase in our domestic sales and business development organizations. We expect that sales and marketing expenses will increase in fiscal 2001 as we continue to expand our direct sales force, particularly in Europe, and as the related personnel and marketing support costs also increase.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and other related expenses of administrative, executive and financial personnel and other outside professional fees. General and administrative expenses increased by 25% to $4,897,000 in fiscal 2000 from $3,909,000 in fiscal 1999. In fiscal 1999, general and administrative expenses increased 24% to $3,909,000 from $3,160,000 in fiscal 1998. General and administrative expenses represented approximately 16%, 19% and 14% of total revenues in fiscal 2000, 1999 and 1998. The increase in absolute general and administrative spending in fiscal 2000 was primarily due to the addition of personnel and increased fees for professional services, such as legal, accounting, and other consulting services, to support the expansion of our infrastructure, including the consolidation and assimilation of ProxiNet, NetMind and Dry Creek businesses. The increase in absolute general and administrative spending in fiscal 1999 was primarily due to increased personnel costs and legal fees for defending our Intellectual property rights.

     PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT. We expensed purchased in-process research and development costs of $4,218,000 as a result of the ProxiNet acquisition in the first quarter of fiscal 2000, and $2,155,000 as a result of the SoftMagic Corporation ("SoftMagic") acquisition in the fourth quarter of fiscal 1998.

     The ProxiNet acquisition has been accounted for as a purchase. The total purchase price of approximately $17,384,000 (including liabilities of $2,070,000), was assigned, based on independent appraisal, to the fair value of the assets acquired, including $676,000 to tangible assets acquired, $3,378,000 to identified intangible assets, $4,218,000 to in process research and development, and $9,112,000 to goodwill. The in-process research and development was expensed at the acquisition date. The value assigned to this acquired in-process research and development was determined by identifying research projects in areas for which technology feasibility had not been established as of the acquisition date. These include projects for ProxiWare-TM- and ProxiWeb-TM- technology. The value was determined by estimating the revenue contribution and the percentage of complete of each of these products. The projects were deemed to be 55% complete on the date of acquisition. The net cash flows were then discounted utilizing a weighted average cost of capital of 27.5%, which, among other related assumptions, we believe to be fairly accurate. This discount rate takes into consideration the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability levels of such technology, and the uncertainty of technological advances that could potentially impact the estimates described above. Revenues were projected to be generated in fiscal 2000 for the products in development at the acquisition date. If these projects are not successfully developed, our future revenues and achievement of profitability may not be realized. Additionally, the value of other intangible assets acquired may become impaired.

     The SoftMagic acquisition has been accounted for as a purchase. The total purchase price of approximately $3,076,000 was assigned, based on an independent appraisal, to the fair value of the assets acquired, including $35,000 to tangible assets acquired, $2,155,000 to in-process research and development and $886,000 to identified intangible assets. The in-process research and development was expensed at the acquisition date. The value assigned to this acquired in-process technology was determined by identifying research projects in areas for which technological feasibility had not been established as of the acquisition date. These include projects for Satellite Forms and MobileXtension-TM-. The value was determined by estimating the revenue contribution of each of these products. The net cash flows were then discounted utilizing a weighted average cost of capital of 35%, which, among other related assumptions, we believe to be fairly accurate. This discount rate takes into consideration the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability levels of such technology, and the uncertainty of technological advances which could potentially impact the estimates described above. Revenues were projected to be generated in 1998 for the products in development at the acquisition date. If these projects are not successfully developed, our future revenues and achievement of profitability may not be realized. Additionally, the value of other intangible assets acquired may become impaired.

     Regarding our purchase acquisitions completed in fiscal 2000 and 1998, actual results to date have been consistent, in all material respects, with our assumptions at the time of the acquisitions. The assumptions primarily consist of an expected completion date for the in-process projects, estimated costs to complete the projects, and revenue and expense projections once the products have entered the market. Failure to achieve the expected levels of revenue and net income from these products during their entire life cycle will negatively impact the return on investment expected at the time that the acquisitions were completed and potentially result in impairment of any other assets related to the development activities.

     AMORTIZATION OF INTANGIBLES. Amortization of acquired intangibles increased 473% to $2,630,000 in fiscal 2000 from $459,000 in fiscal 1999. In fiscal 1999, amortization of intangibles increased 77% to $459,000 from $260,000 in fiscal 1998. The increases in amortization of intangibles resulted from our acquisitions of Dry Creek and ProxiNet in fiscal 2000 and of SoftMagic in fiscal 1998.

     NON-CASH STOCK COMPENSATION. Non-cash stock compensation relates to stock options that were deemed to have been granted at a price below market value. The non-cash stock compensation charge aggregated $2,002,000, $410,000 and $28,000 in fiscal 2000, 1999 and 1998, respectively. These charges are amortized on a straight-line basis over the vesting period of the options. The majority of the fiscal 2000 non-cash compensation expense relates to options that were granted by NetMind prior to our acquisition of NetMind. Future amortization expense is expected to be $1,075,000, $1,070,000 and $969,000 in fiscal 2001, 2002 and
2003, respectively. Future amortization expense would be reduced if any employee terminates employment prior to the expiration of the option vesting period.

     MERGER COSTS. During the quarter ended April 30, 2000, we incurred one-time costs totaling $6,322,000 associated with the acquisition of NetMind. These costs included direct transaction costs primarily for financial advisory services and professional services costs associated with the merger.

     RESTRUCTURING. In the first quarter of fiscal 1999, we implemented a restructuring program for the purpose of consolidating the majority of our engineering and development work at existing facilities in Nashua, New Hampshire. As part of this program, we implemented a reduction in force of approximately 40 positions that primarily affected the engineering group located at the San Jose, California facility. The severance charge was $210,000. This plan was completed at the end of February 1999. As of July 31, 2000, there was no unused balance.

     Also as part of the restructuring, we announced plans for vacating a portion of the San Jose facility. We reduced the total cost of leased facilities by subleasing the excess office space. The restructure charge was $558,000. The unused balance as of July 31, 2000 was $221,000.

     INTEREST AND OTHER INCOME, NET. Interest and other income, net, represents interest earned on cash and short-term investments, realized gain on miscellaneous investments, offset by interest expense on long-term debt and capitalized leases and miscellaneous fees and charges. Net interest and other income was $5,023,000, $3,868,000 and $1,070,000 in fiscal 2000, 1999 and 1998, respectively. The increase in fiscal 2000 was primarily due to increased gain recognized from the sales of equity investments, higher yields on our investments and increased interest earned on our higher cash balance resulting from the private placement completed in March 2000. The increase in net interest and other income in fiscal 1999 was primarily due to gains recognized associated with the sale of equity investments.

     PROVISION FOR INCOME TAXES. The provision for income taxes primarily represents foreign withholding taxes on royalties earned from certain foreign customers. Provision for income taxes was $632,000, $715,000 and $1,164,000 in fiscal 2000, 1999 and 1998.

     ACCRETION OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK TO REDEMPTION VALUE. During fiscal 1999, NetMind issued approximately 4 million shares of Series B Preferred Stock which converted into approximately 3.4 million shares of the Company's common stock upon completion of the NetMind merger in February 2000. Under the terms of the original issuance, the Series B shares were redeemable in September 2003 and 2004, at the higher of their original issue price or the fair value of the stock at the dates of redemption. The difference between the issuance price and the fair value of the Series B stock was accreted by NetMind. Such accretion aggregated to $3,877,000 and $4,238,000 in fiscal 2000 and 1999, respectively.


LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term investments were $85,260,000 at July 31, 2000 compared to $28,516,000 and $21,091,000 at July 31, 1999 and 1998,
respectively.

     Our cash, cash equivalents, and short-term investments increased $56.7 million, or 199%, in fiscal 2000, primarily due to proceeds from newly issued common stock related to the private placement completed in March 2000. We received net proceeds of approximately $77.2 million from the private placement of approximately 1,068,000 shares of common stock. We also received net proceeds of approximately $1.5 million from stock options and warrants exercises and line of credit. These proceeds, as well as unrealized gain of $1.3 million on securities, were offset by the net cash used in operations in the amount of $15.7 million, capital expenditures of $3.1 million, purchase of long-term investments of $2.1 million, and the acquisition of ProxiNet and Dry Creek for approximately $2.4 million, net of cash acquired. Cash used in operations during fiscal 2000 reflected a net loss of $22.2 million, realized gain on sale of investment of $2.2 million and net change of $1.7 million in operating assets and liabilities, offset by $4.2 million in depreciation and amortization, $2.0 million in non-cash stock compensation and $4.2 million in purchased in-process research and development.

     Our cash, cash equivalents, and short-term investments increased $7.4 million, or 35%, in fiscal 1999, primarily due to proceeds from NetMind's issuance of convertible preferred stock of $7.1 million and newly issued common stock under Employee Stock Purchase Plan and upon exercise of stock options totaling $1.5 million. These proceeds, as well as unrealized gain of $3.5 million on securities, were offset by the net cash used in operations in the amount of $3.3 million, capital expenditures of $0.9 million, and net cash used in other financing activities of approximately $0.5 million. Cash used in operations during fiscal 1999 reflected a net loss of $5.8 million and realized gain on sale of investment of $2.6 million, offset by $1.7 million in depreciation and amortization, $0.4 million in non-cash stock compensation and $3.0 million provided by changes in operating assets and liabilities.

     In October 1999, we issued 5,200,000 shares of common stock and stock options to complete the acquisition of ProxiNet. In February 2000, we issued 8,808,000 shares of common stock to complete the acquisition of NetMind. In July 2000, we used $1,987,500 of cash and issued 154,000 shares of common stock to complete the acquisition of Dry Creek. For additional information regarding the acquisitions, refer to Note 2 of the Notes to Consolidated Financial Statements.

     In June 1999, NetMind entered into a loan and security agreement that provided a $1,000,000 revolving credit line and a $750,000 equipment line to NetMind. Borrowings under the revolving credit line bear interest at a per annum rate equal to the prime rate plus one half of one percent. Borrowings under the equipment line bear interest at a per annum rate equal to the prime rate plus one percent. At July 31, 2000, $561,000 was outstanding on the equipment line and no outstanding balance drawn on the revolving credit line.

     Dry Creek maintains a $10,000 unsecured line of credit. Borrowings under the line of credit bear interest at the bank's reference rate plus 7.375 percent. At July 31, 2000, $7,850 was outstanding under this line of credit.

     We believe that our current cash, cash equivalents and short-term investment balances, including the credit lines and cash generated from operations, if any, will be sufficient to meet our working capital and other cash requirements for at least the next 12 months. However, this belief assumes that operating results and cash flows from operations will meet our expectations.

     In the future, we may seek to raise cash through the issuance of debt or equity securities. There can be no assurance that such financing would be available to us at all or on terms favorable to us.

     See Note 7 of the Notes to Consolidated Financial Statements for additional information regarding long-term debt.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

BECAUSE WE HAVE HAD LIMITED INTERNET OPERATING HISTORY, IT IS DIFFICULT TO EVALUATE OUR BUSINESS AND WE MAY FACE VARIOUS RISKS, EXPENSES AND DIFFICULTIES ASSOCIATED WITH EARLY STAGE COMPANIES.

     Historically, we have licensed our products and technology primarily to PC OEMs, corporations and to end users through our channels of distribution. In the second quarter of fiscal 2000, we announced our Internet initiative. This initiative has required us to add additional resources and to develop and market our Intellisync.com portal and the products and technologies recently obtained in the ProxiNet and NetMind acquisitions. We plan to market and license our new Web-based products and solutions to wireless carriers, Web portals and individual consumers. We also plan to offer these new products and solutions to corporations. We expect to incur significant costs in completing the launch of our Internet initiative.

     Our overall operating results have changed significantly as a result of developing and bringing to market our new Internet products. It is important to understand that our historical financial statements include operating results of our recently launched Internet initiative only to the extent that NetMind's historical operating results have been reflected under pooling-of-interests accounting. As a result of our Internet initiative, we expect our combined results to reflect an operating loss for at least the next several fiscal quarters. There can be no assurance that we will be able to achieve or sustain profitability.

     We have invested substantial amounts in technology and infrastructure development. We expect to continue to invest substantial financial and other resources to develop and introduce new Internet and wireless products and services, and to expand our sales and marketing organizations, strategic relationships and operating infrastructure. We expect that our cost of revenue, sales and marketing expenses, general and administrative expenses, operations and customer support expenses, and depreciation and amortization expenses will continue to increase in absolute dollars and may increase as a percent of revenue. If revenue does not correspondingly increase, our operating results and financial condition could be negatively affected.

OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND MAY BE DIFFICULT TO PREDICT.

     Our operating results have fluctuated in the past, and with our Internet product initiative and the ProxiNet, NetMind and Dry Creek acquisitions, our operating results are likely to continue to fluctuate significantly. A number of factors, many of which are outside of our control, are likely to cause fluctuations in operating results, including, but not limited to:

          -    the demand for our products and services;

          - our success in developing new products and integrating acquired technologies;

          - the timing of new product introductions by us and our competitors; and

          -    market acceptance of our new and enhanced products and services.

     Our gross margin on service revenue, particularly non-recurring engineering service and professional service revenue, is substantially lower than gross margin on license revenue. We have recently acquired Dry Creek, which formed the basis of our professional service group, and, consequently, we expect that professional service revenue, as well as non-recurring engineering service revenue, will increase in future quarters. Any increase in non-recurring engineering service and professional service revenue would have a corresponding increase in cost of revenue and would have an adverse effect on our gross margins. We may also change prices or increase spending in response to competition or to pursue new market opportunities.

     Period-to-period comparisons of operating results are not a good indication of future performance. It is likely that operating results in some quarters will be below market expectations. In this event, the price of our common stock is likely to decline.

THE SIZE OF THE MOBILE COMPUTING MARKET CANNOT BE ACCURATELY PREDICTED, AND IF OUR MARKET DOES NOT GROW AS WE EXPECT, OUR REVENUE WILL BE BELOW OUR EXPECTATIONS AND OUR BUSINESS AND FINANCIAL RESULTS WILL SUFFER.

     We are focusing on expanding into the mobile computing market, an unproven market. Accordingly, the size of this market cannot be accurately estimated and therefore we are unable to accurately determine the potential demand for our products and services. If our customer base does not expand or if there is not widespread acceptance of our products and services, our business and prospects will be harmed. We believe that our potential to grow and increase the market acceptance of our products depends principally on the following factors, some of which are beyond our control:

          -    the effectiveness of our marketing strategy and efforts;

          - our distribution and pricing strategies as compared to our competitors; and

          - growth in the sales of handheld devices supported by our software and growth in wireless network capabilities to match end user demand and requirements.

RAPID GROWTH IN OUR BUSINESS COULD STRAIN OUR RESOURCES AND HARM OUR BUSINESS AND FINANCIAL RESULTS.

If we are successful in implementing our marketing strategy, we also expect the demands on our technical support resources to grow rapidly, and we may experience difficulties responding to customer demand for our services and providing technical support in accordance with our customers' expectations. We may encounter difficulties in integrating information and communications systems in multiple locations. We may not be able to keep pace with growth, successfully implement and maintain our operational and financial systems or successfully obtain, integrate and utilize the employees, facilities, third-party vendors and equipment, or management, operational and financial resources necessary to manage a developing and expanding business in our evolving and increasingly competitive industry. If we are unable to manage growth effectively, we may lose customers or fail to attract new customers and our business and financial results will suffer.

OUR BUSINESS AND PROSPECTS DEPEND ON DEMAND FOR AND MARKET ACCEPTANCE OF THE INTERNET, WIRELESS DEVICES AND MOBILE COMPUTING DEVICES.

     The increased use of the Internet, wireless devices and mobile computing devices for retrieving, sharing and transferring information among businesses, consumers, suppliers and partners, and for Internet personalization services has only begun to develop in recent years. Our success will depend in large part on continued growth in the use of the Internet, wireless devices and mobile computing devices. Critical issues concerning the commercial use of the Internet, wireless devices and mobile computing devices, including security, reliability, cost, ease of access and use, quality of service, regulatory initiatives and necessary increases in bandwidth availability, remain unresolved and are likely to affect the development of the market for our services. The adoption of the Internet, wireless devices and mobile computing devices for information retrieval and exchange, commerce and communications generally will require the acceptance of a new medium of conducting business and exchanging information. Demand for and market acceptance of the Internet, wireless devices and mobile computing devices are subject to a high level of uncertainty and are dependent on a number of factors, including:

          - the growth in access to and market acceptance of new interactive technologies;

          - emergence of a viable and sustainable market for Internet personalization services; and

          - the development of technologies that facilitate interactive communication between organizations.

THERE ARE MANY COMPANIES PROVIDING COMPETING PRODUCTS AND SERVICES.

     There are few substantial barriers to entry and we expect that we will face additional competition from existing competitors and new market entrants in the future.

WE ARE DEPENDENT ON OUR INTERNATIONAL OPERATIONS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

     Our international activities expose us to additional risks. International revenue, primarily from customers based in

Japan, accounted for 27%, 40% and 48% of our revenue in fiscal 2000, 1999 and 1998, respectively. A key component of our strategy is to further expand our international activities. As we continue to expand internationally, we are increasingly subject to risks of doing business internationally, including:

          -    unexpected changes in regulatory requirements and tariffs;

          - export controls relating to encryption technology and other export restrictions; and

          -    political and economic instability.

OUR MARKET CHANGES RAPIDLY DUE TO CHANGING TECHNOLOGY AND EVOLVING INDUSTRY STANDARDS. IF WE DO NOT ADAPT TO MEET THE SOPHISTICATED NEEDS OF OUR CUSTOMERS, OUR BUSINESS AND PROSPECTS WILL SUFFER.

WE MAY REQUIRE ADDITIONAL CAPITAL, WHICH WE MAY NOT BE ABLE TO OBTAIN.

FOREIGN EXCHANGE FLUCTUATIONS COULD DECREASE OUR REVENUES OR CAUSE US TO LOSE MONEY, ESPECIALLY SINCE WE DO NOT HEDGE AGAINST CURRENCY FLUCTUATIONS.


FINANCIAL MARKET RISKS

     We are exposed to a variety of risks, including changes in interest rates, foreign currency fluctuations and marketable equity security prices which could impact our results of operations and financial condition. We currently do not utilize derivative financial instruments to hedge such risks.

     At July 31, 2000, we had an investment portfolio of fixed income securities excluding those classified as cash and cash equivalents and securities available for sale, of $30,543,000 (see Note 3 of Notes to Consolidated Financial Statements). These securities, like all fixed income instruments, are subject to interest rate risk and will fall in values if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels as of July 31, 2000, the decline of the fair value of the portfolio would be immaterial. Our fixed income investments have maturities of less than one year. While we have the intent to hold our fixed income investments until maturity to avoid recognizing an adverse impact in income or cash flows in the event of an increase in market interest rates, there can be no assurance that we will be able to do so.

     To date, substantially all of our recognized revenue has been denominated in U.S. dollars and generated primarily from customers in the United States, and our exposure to foreign currency exchange rates has been immaterial. We expect, however, that more product and service revenue may also be derived from international markets and may be denominated in the currency of the applicable market in the future. As a result, our operating results may become subject to significant fluctuations based upon changes in exchange rates of certain currencies in relation to the U.S. dollar. We will also be exposed to increased risk of non-payment by our customers in foreign countries, especially those of highly inflationary economies. Furthermore, to the extent that we engage in international sales denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our products and services less competitive in international markets. Although we will continue to monitor our exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we cannot be assured that exchange rate fluctuations will not adversely affect our financial results in the future.

     We are subject to equity price risks on the marketable portion of investments in publicly traded equity securities. These investments are generally in companies having operations or technology in areas within our strategic focus. We do not attempt to reduce or eliminate our market exposure on these securities. At July 31, 2000, the fair value of these investments is $225,000 (see Note 3 of Notes to Consolidated Financial Statements). We believe that a decline in the investments' fair values would not adversely impact our results of operations.

                              PUMA TECHNOLOGY, INC.

                           CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


 ASSETS

                                                                                          JULY 31,
                                                                               -----------------------------
                                                                                  2000                1999
                                                                               -----------        ----------
Current assets:
      Cash and cash equivalents...............................................  $  54,492         $  16,639
      Short-term investments..................................................     30,768            11,877
      Accounts receivable, net................................................      6,358             3,160
      Inventories, net........................................................        235               258
      Other current assets....................................................      1,732               590
                                                                               -----------        ----------
         Total current asset..................................................     93,585            32,524
Property and equipment, net...................................................      4,828             3,008
Other assets..................................................................     20,242             1,590
                                                                               -----------        ----------
         Total assets                                                           $ 118,655         $  37,122
                                                                               ===========        ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Accounts payable......................................................... $   2,601         $     860
      Accrued liabilities......................................................     4,036             2,454
      Current portion of long term notes payable...............................       259               325
      Deferred revenue.........................................................     6,372             3,989
                                                                               -----------        ----------
         Total current liabilities.............................................    13,268             7,628
Long term notes payable........................................................       310                 -
                                                                               -----------        ----------
         Total liabilities.....................................................    13,578             7,628
                                                                               -----------        ----------
Commitments and contingencies (Note 8).........................................

Redeemable, convertible preferred stock........................................         -            11,293
                                                                               -----------        ----------
Stockholders' equity:
      Common stock, $0.001 par value; 60,000 shares authorized; 42,307 shares issued and outstanding at July 31, 2000 and 40,000 shares authorized;
         31,501 shares issued and outstanding
         at July 31, 1999....................................................          42                30
      Additional paid-in capital.............................................     146,051            36,885
      Receivable from stockholders...........................................        (330)             (428)
      Deferred stock compensation............................................      (3,114)           (3,773)
      Accumulated deficit....................................................     (37,589)          (15,390)
      Other comprehensive income.............................................          17               877
                                                                               -----------        ----------
         Total stockholders' equity..........................................     105,077            18,201
                                                                               -----------        ----------

         Total liabilities and stockholders' equity..........................   $ 118,655         $  37,122
                                                                               ===========        ==========


        The accompanying notes are an integral part of these consolidated financial statements.

                              PUMA TECHNOLOGY, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                       YEAR ENDED JULY 31,
                                                          ----------------------------------------------
                                                             2000              1999              1998
                                                          -----------       ----------        ----------
Revenue
      License.........................................     $  27,685        $  19,084         $  18,477
      Services........................................         3,128            1,639             3,864
                                                          -----------       ----------        ----------
         Total revenue................................        30,813           20,723            22,341
                                                          -----------       ----------        ----------
Cost of revenues and operating expenses:
      Cost of license revenue.........................         1,827            1,270             1,541
      Cost of service revenue.........................         1,953              709             1,536
      Research and development (excludes non-cash
        stock compensation of $769, $68 and $0).......        17,140           12,421            10,421
      Sales and marketing (excludes non-cash stock
        compensation of $610, $217 and $0)............        16,414            9,758             7,307
      General and administrative (excludes non-cash
        stock compensation of $623, $125 and $28).....         4,897            3,909             3,160
      In-process research and development.............         4,218                -             2,155
      Amortization of intangibles.....................         2,630              459               260
      Non-cash stock compensation.....................         2,002              410                28
      Merger costs....................................         6,322                -                 -
      Restructuring...................................             -              768                 -
                                                          -----------       ----------        ----------
         Total cost of revenues and operating expenses        57,403           29,704            26,408
                                                          -----------       ----------        ----------

Operating loss........................................       (26,590)          (8,981)           (4,067)
Other income, net.....................................         5,023            3,868             1,077
                                                          -----------       ----------        ----------
Loss before income taxes..............................       (21,567)          (5,113)           (2,990)
Provision for income taxes............................          (632)            (715)           (1,164)
                                                          -----------       ----------        ----------
Net loss..............................................       (22,199)          (5,828)           (4,154)
Accretion of mandatorily redeemable convertible
      preferred stock to redemption value.............        (3,877)          (4,238)                -
                                                          -----------       ----------        ----------
Net loss attributable to common stockholders..........     $ (26,076)       $ (10,066)        $  (4,154)
                                                          ===========       ==========        ==========

Basic net loss per share..............................     $   (0.74)       $   (0.34)        $   (0.15)
                                                          ===========       ==========        ==========

Diluted net loss per share............................     $   (0.74)       $   (0.34)        $   (0.15)
                                                          ===========       ==========        ==========

Shares used in computing basic and diluted net loss
      per common share................................        35,319            29,970           27,224
                                                          ===========       ==========        ==========


        The accompanying notes are an integral part of these consolidated financial statements.

                                         PUMA TECHNOLOGY, INC.

                            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                            (IN THOUSANDS)

                                                                                                            OTHER
                                                 ADDITIONAL   RECEIVABLE      DEFERRED                   COMPREHENSIVE
                                 COMMON STOCK     PAID-IN       FROM           STOCK       ACCUMULATED      INCOME
                               SHARES    AMOUNT   CAPITAL    STOCKHOLDERS   COMPENSATION     DEFICIT         (LOSS)
                              --------  -------- ---------- -------------- --------------  ------------  -------------
BALANCE AT JULY 31, 1997.      27,142    $  27    $ 31,514     $   (192)      $   (81)      $  (5,408)      $      _

Issuance of common stock
   upon exercise of options       182        _         107            _              _              _              _
Issuance of common stock
   under Employee Stock
   Purchase Plan.........         124        _         273            _              _              _              _
Repurchase of unvested
   common stock..........        (108)       _         (10)           _              _              _              _
Issuance of options and
   warrants..............           _        _         38             _              _              _              _
Issuance of common stock in
   connection with
   SoftMagic Corp.
   acquisition...........         684        1       1,937            _              _              _              _
Issuance of common stock.       1,350        1       1,617            _              _              _              _
Repayments by stockholders          _        _           _          126              _              _              _
Amortization of deferred
   compensation .........           _        _           _            _             28              _              _
Net loss ................           _        _           _            _              _         (4,154)             _
                              --------  -------- ---------- -------------- --------------  ------------  -------------
BALANCE AT JULY 31, 1998.      29,374       29      35,476          (66)           (53)        (9,562)             _


Issuance of common stock
   upon exercise of options     1,388        1       1,164            _              _              _              _
Issuance of common stock
   under Employee Stock
   Purchase Plan.........         348        _         308            _              _              _              _
Repurchase of unvested
   common stock..........         (12)       _          (2)           _              _              _              _
Exercise of warrants.....          14        _           _            _              _              _              _
Notes issued to stockholders        _        _           _         (362)             _              _              _
Unrealized gain on
   securities available for
   sale..................           _        _           _            _              _              _          3,533
Realized gain on securities
   available for sale....           _        _           _            _              _              _         (2,650)
Currency translation
   adjustment............           _        _           _            _              _              _             (6)
Issuance of common stock.         389        _          47            _              _              _              _
Deferred compensation....           _        _       4,130            _         (4,130)             _              _
Amortization of deferred
   compensation .........           _        _           _            _            410              _              _
Redeemable stock accretion          _        _      (4,238)           _              _              _              _
Net loss ................           _        _           _            _              _         (5,828)             _
                              --------  -------- ---------- -------------- --------------  ------------  -------------
BALANCE AT JULY 31, 1999.      31,501       30      36,885         (428)        (3,773)       (15,390)           877

Issuance of common stock
   upon exercise of options     1,529        2       1,026            _              _              _              _
Issuance of common stock
   under Employee Stock
   Purchase Plan.........         141        _         307            _              _              _              _
Exercise of warrants.....         426        _         123            _              _              _              _
Conversion of preferred
   stock to
   common stock
     (see Note 4)........       3,397        4      15,166            _              _              _              _
Unrealized gain on
   securities available for
   sale..................           _        _           _            _              _              _          1,345
Realized gain on securities
   available for sale....           _        _           _            _              _              _         (2,221)
Currency translation
   adjustment............           _        _           _            _              _              _             16
Issuance of common stock in
   connection with
   acquisitions..........       3,955        4      18,530            _              _              _              _
Issuance of common stock.       1,358        2      76,923            _              _              _              _
Deferred compensation....           _        _         968            _           (968)             _              _
Repayments by stockholders          _        _           _           98              _              _              _
Amortization of deferred
   compensation .........           _        _           _            _          1,627              _              _
Redeemable stock accretion          _        _      (3,877)           _              _              _              _
Net loss ................           _        _           _            _              _        (22,199)             _
                              --------  -------- ---------- -------------- --------------  ------------  -------------
BALANCE AT JULY 31, 2000.      42,307    $  42  $  146,051     $   (330)      $ (3,114)     $ (37,589)      $     17

                                                  COMPREHENSIVE
                                 STOCKHOLDERS'      INCOME
                                   EQUITY            (LOSS)
                                 -------------   ---------------
BALANCE AT JULY 31, 1997.          $  25,860        $     93
                                                 ===============
Issuance of common stock
   upon exercise of options              107        $      _
Issuance of common stock
   under Employee Stock
   Purchase Plan.........                273               _
Repurchase of unvested
   common stock..........                (10)              _
Issuance of options and
   warrants..............                 38               _
Issuance of common stock in
   connection with
   SoftMagic Corp.
   acquisition...........              1,938               _
Issuance of common stock.              1,618               _
Repayments by stockholders               126               _
Amortization of deferred
   compensation .........                 28               _
Net loss ................             (4,154)         (4,154)
                                 -------------   ---------------
BALANCE AT JULY 31, 1998.             25,824        $ (4,154)
                                                 ===============

Issuance of common stock
   upon exercise of options            1,165        $      _
Issuance of common stock
   under Employee Stock
   Purchase Plan.........                308               _
Repurchase of unvested
   common stock..........                 (2)              _
Exercise of warrants.....                  _               _
Notes issued to stockholders            (362)              _
Unrealized gain on
   securities available for
   sale..................              3,533           3,533
Realized gain on securities
   available for sale....             (2,650)         (2,650)
Currency translation
   adjustment............                 (6)             (6)
Issuance of common stock.                 47               _
Deferred compensation....                  _               _
Amortization of deferred
   compensation .........                410               _
Redeemable stock accretion            (4,238)              _
Net loss ................             (5,828)         (5,828)
                                 -------------   ---------------

BALANCE AT JULY 31, 1999.             18,201        $ (4,951)
                                                 ===============
Issuance of common stock
   upon exercise of options            1,028        $      _
Issuance of common stock
   under Employee Stock
   Purchase Plan.........                307               _
Exercise of warrants.....                123               _
Conversion of preferred
   stock to
   common stock
     (see Note 4)........             15,170               _
Unrealized gain on
   securities available for
   sale..................              1,345           1,345
Realized gain on securities
   available for sale....             (2,221)         (2,221)
Currency translation
   adjustment............                 16              16
Issuance of common stock in
   connection with
   acquisitions..........             18,534               _
Issuance of common stock.             76,925               _
Deferred compensation....                  _               _
Repayments by stockholders                98               _
Amortization of deferred
   compensation .........              1,627               _
Redeemable stock accretion            (3,877)              _
Net loss ................            (22,199)        (22,199)
                                 -------------   ---------------
BALANCE AT JULY 31, 2000.          $ 105,077        $(23,059)






        The accompanying notes are an integral part of these consolidated financial statements

                              PUMA TECHNOLOGY, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      YEAR ENDED JULY 31,
                                                                             ---------------------------------------
                                                                               2000           1999           1998
                                                                             ---------     ----------     ----------
Cash flows from operating activities:
        Net loss.....................................................       $ (22,199)     $  (5,828)      $ (4,154)

        Adjustments to reconcile net loss to net cash provided by (used in)
             operating activities:
             Purchased in-process research and development...........           4,218              -          2,155
             Depreciation and amortization...........................           4,215          1,678          1,232
             Non-cash stock compensation.............................           2,002            410             28
             Interest expense settled in common stock................               -              -             42
             Realized gain on sale of investment.....................          (2,221)        (2,650)             -
             Changes in assets and liabilities:
                Accounts receivable..................................          (3,058)           455              -
                Inventories..........................................              23            (14)           (20)
                Other current assets.................................          (1,092)          (180)            33
                Accounts payable.....................................           1,259           (354)          (118)
                Accrued liabilities..................................            (465)           824            605
                Deferred revenues....................................            2,313          2,320            986
                Other assets and liabilities.........................            (677)            (6)             -
                                                                             ---------     ----------     ----------
                     Net cash provided by (used in) operating
                     activities......................................         (15,682)        (3,345)           789
                                                                             ---------     ----------     ----------
Cash flows from investing activities:
        Purchase of property and equipment...........................          (3,105)          (877)        (1,371)
        Purchase of short term investments...........................         (41,813)       (20,230)       (20,409)
        Sale and maturities of short-term investments................          24,318         25,551         21,791
        Purchase of investments......................................          (2,132)             -              -
        Acquisitions, net of cash acquired...........................          (2,450)             -         (1,096)
                                                                             ---------     ----------     ----------
                     Net cash provided by (used in) investing
                     activities......................................         (25,182)         4,444         (1,085)
                                                                             ---------     ----------     ----------
Cash flows from financing activities:
        Principal payments under capital lease obligations...........               -            (69)           (22)
        Proceeds from (principal payments on) notes payable..........               -           (203)           183
        Proceeds from line of credit, net............................             236            175              -
        Note repayments from (advances to) stockholders..............              98           (362)           126
        Proceeds from exercise of warrants...........................             123              -              -
        Proceeds from issuance of convertible preferred stock, net...               -          7,055              -
        Proceeds upon exercise of stock options, net.................           1,028          1,165            107
        Proceeds from newly issued common stock, net.................          77,232            353          1,494
                                                                             ---------     ----------     ----------
                     Net cash provided by financing activities.......          78,717          8,114          1,888
                                                                             ---------     ----------     ----------
Increase in cash and cash equivalents................................          37,853          9,213          1,592
Cash and cash equivalents at beginning of period.....................          16,639          7,426          5,834
                                                                             ---------     ----------     ----------
Cash and cash equivalents at end of period...........................        $ 54,492       $ 16,639      $   7,426
                                                                             =========     ==========     ==========
Supplemental disclosure of cash flow information:
        Interest paid................................................        $     58       $     17      $      43
                                                                             =========     ==========     ==========
        Income taxes paid............................................        $    631       $    370      $       -
                                                                             =========     ==========     ==========
        Common Stock issued in connection with business acquisitions         $ 18,534       $      -      $   1,938
                                                                             =========     ==========     ==========
        Conversion of preferred stock to common stock (see Note 4)           $ 15,170       $      -      $       -
                                                                             =========     ==========     ==========
        Conversion of promissory notes and accrued interest
             settled in common stock.................................        $      -       $      -      $     425
                                                                             =========     ==========     ==========
        Non-cash stock compensation..................................        $    968       $  4,130      $       -
                                                                             =========     ==========     ==========
        Accretion of redeemable convertible preferred stock..........        $  3,877       $  4,238      $       -
                                                                             =========     ==========     ==========


        The accompanying notes are an integral part of these consolidated financial statements.

                              PUMA TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1  THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

     Puma Technology, Inc. ("Pumatech" or "the Company") was incorporated in California on August 27, 1993 and was subsequently reincorporated in Delaware on November 27, 1996. The Company develops, markets and supports mobile data exchange software which allows user to easily access, exchange and synchronize information stored on a variety of different computing devices.

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including the company formerly known as NetMind Technologies, Inc. ("NetMind") that merged with and into a wholly-owned subsidiary of Pumatech on February 24, 2000 in a pooling of interests transaction. (See Note 2 for more information on acquisition of NetMind.) All periods presented have been restated in order to include the financial results of NetMind since inception. All significant inter-company accounts and transactions have been eliminated. Certain amounts on prior periods have been reclassified to conform to the current presentation.

     Prior to the acquisition, NetMind's fiscal year ended on December 31. The consolidated financial statements for the years ended July 31, 2000, 1999, and 1998 reflect the results of operations of Pumatech combined with the results of operations of NetMind for the corresponding periods.

     On February 23, 2000, the Company announced a two-for-one stock split in the form of a stock dividend. The record date for the stock split was March 8, 2000 and the payment date was March 22, 2000. All share, per share, common stock, stock option and warrant amounts have been retroactively restated to reflect the stock split.

USE OF ESTIMATES AND ASSUMPTIONS

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     In October 1997, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition" which superseded SOP 91-1 and provides guidance on generally accepted accounting principles for recognizing revenue on software transactions. SOP 97-2 requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installations or training. Under SOP 97-2, the determination of fair value is based on objective evidence, which is specific to the vendor. If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered. SOP 97-2 was amended in February 1998 by SOP 98-4, "Deferral of the effective date of Provision of SOP 97-2" and was amended again in December 1998 by SOP 98-9, "Modification of 97-2, Software Revenue recognition with Respect to Certain Transactions." Those amendments deferred and then clarified, respectively, the specification of what was considered vendor specific objective evidence of fair value for the various elements in a multiple element arrangement. The Company adopted the provisions of SOP 97-2 and SOP 98-4 as of August 1, 1998.

     License revenue is generally recognized upon shipment of the software provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collection of the resulting receivable is deemed probable. The Company currently sells its products directly to corporations, to original equipment manufacturers ("OEMs") and to a lesser extent to distributors and resellers in the United States, Africa, Asia, Australia, Canada, Europe, New Zealand and South America. The Company grants distributors and resellers certain rights of return and price protection on unsold merchandise held by those distributors and resellers. Accordingly, reserves for estimated future returns and credits for price protection are provided for upon revenue recognition. Such reserves are based on historical rates of returns and allowances, distributor inventory levels and other factors.

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

     The Company enters into Software Development Kit ("SDK") agreements, which generally are multi-year in duration. Revenue from SDKs is recognized ratably over the term of the contract.

     The Company derives service revenue from non-recurring engineering service projects for software developments, maintenance contract programs, Web-based advertising fees and professional services. Revenue from such services is generally recognized over the period during which the applicable service is to be performed or on a services- performed basis.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments with maturity of three months or less at the date of purchase to be cash equivalents.

SHORT TERM INVESTMENTS

     The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires the Company to classify debt and equity securities into one of three categories: held to maturity, trading or available for sale. The Company has classified its investments as available for sale. The cost of securities sold is based on the specific identification method.

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

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or in the case of leased assets, the life of the lease, if shorter. The Company reviews the carrying amount of specialized assets and to evaluate the remaining life and recoverability of such equipment in light of current market condition. Upon disposal, the assets and related accumulated depreciation are removed from the Company's accounts and resulting gains and losses are recorded in other income or expense.

     Repair and maintenance are charged to operations as incurred.

     During fiscal 1999, the Company adopted the provisions of Accounting Standards Executive Committee ("AcSEC") SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." During fiscal 2000, the Company adopted the provisions of Emerging Issues Task Force Issue ("EITF") No. 00-02 "Accounting for Website Development Costs." Any costs capitalized are depreciated on a straight-line basis over the lesser of the estimated useful life. To date, capitalizable costs have been insignificant.

INTANGIBLE ASSETS

     Other assets are primarily comprised of intangibles and goodwill. Amortization is computed on the straight-line basis over the expected lives of the assets ranging from 18 months to five years. Intangible assets are reviewed for impairment whenever events or circumstances indicate impairment exist, or at least annually. The Company assesses the recoverability of its assets, including goodwill, by comparing projected undiscounted net cash flows associated with those assets against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

LONG-TERM INVESTMENTS

     Long-term investments that are not represented by marketable securities are carried at cost less write-downs for declines in value that are judged to be other-than temporary. Long-term investments were $2,432,000, which includes investments of $1,250,000 in Azure Venture Partners, LLP and $750,000 in Free Communications Corporation, at July 31, 2000. Long-term investments were $330,000 at July 31, 1999. Dividends are recorded in other income when received.

LONG LIVED ASSETS

     The Company evaluates the recoverability for its long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

ADVERTISING EXPENSE

     The Company accrues for co-operative advertising as the related revenue is earned, and other advertising expense is recorded as incurred. Advertising costs, which are included in sales and marketing expense, were approximately $1,081,000, $873,000 and $1,342,000 for the fiscal years 2000, 1999 and 1998, respectively.

INCOME TAXES

     Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of the assets and liabilities and are measured using the currently enacted tax rates and laws.

FOREIGN CURRENCY

     Balance sheet accounts of non-U.S. subsidiaries are translated into U.S. dollars at exchange rates prevailing at balance sheet dates. Revenues, costs and expenses are translated into U.S. dollars at average rates for the period. Gains and losses resulting from translation are accumulated as a component of stockholders' equity (deficit). Net gains and losses resulting from foreign exchange transactions are included in the consolidated statement of operations and were not significant during any of the periods presented. To date, the Company has not engaged in hedging activities.

CONCENTRATION OF SUPPLY AND CREDIT RISK

     The Company depends on development tools provided by a limited number of third party vendors. Together with application developers, the Company relies primarily upon software development tools provided by companies in the PC and mobile computing device industries. If any of these companies fail to support or maintain these development tools, the Company will have to support the tools itself or transition to another vendor. Any maintenance or support of the tools by the Company or transition could be time consuming, could delay product release and upgrade schedule and could delay the development and availability of third party applications used on the Company's products. Failure to procure the needed software development tools or any delay in availability of third party applications could negatively impact the Company's ability and the ability of third party application developers to release and support the Company's products or they could negatively and materially affect the acceptance and demand for the Company's products, business and prospects.

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and trade accounts receivable. The Company places its cash, cash equivalents and short-term investments primarily in money market accounts, commercial paper, corporate notes, certificates of deposit, and government notes and bonds. At July 31, 2000, the Company held its depository accounts with four financial institutions in the United States, two financial institutions in Japan, and one financial institution in Ireland. The Company, by policy, limits the amount of credit exposure for cash equivalents and investments to any one issuer.

     The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. At July 31, 2000, a customer accounted for 15% of accounts receivable. At July 31, 1999, two customers accounted for 21% and 14% of accounts receivable, respectively. No customers accounted for more than 10% of total revenue in fiscal 2000. One customer accounted for 14% and 18% of total revenue in fiscal 1999 and 1998, respectively.

      The Company's sales are generally denominated in US dollars. The Company does not undertake any foreign currency hedging activities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, account payable and notes receivable from stockholders approximate their respective fair values because of the short-term maturity of these items. Based on the borrowing rates available for the Company's loans with similar terms, the carrying values of the notes payable and capital lease obligation approximate fair value.

NON-CASH STOCK COMPENSATION

     The Company uses the intrinsic value method of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options, and presents disclosure of proforma information required under SFAS No. 123, "Accounting for Stock-Based Compensation." Stock and other equity instruments issued to nonemployees is accounted for in accordance with SFAS No. 123 and EITF No. 96-18, "Accounting for Equity Instruments Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services" and valued using the Black Scholes model.

NET INCOME (LOSS) PER SHARE

     Net income (loss) per share is computed in accordance with SFAS No. 128. Basic net income per share is computed using the weighted average common shares outstanding during the period. Diluted net income per share is computed using the weighted average common shares and dilutive common equivalent shares outstanding during the period.


NOTE 2  BUSINESS COMBINATIONS

POOLING OF INTERESTS COMBINATION

NETMIND TECHNOLOGIES, INC.

     On February 24, 2000, the Company completed its acquisition of NetMind, a provider of scalable software solutions that integrate user-driven personalization technologies into the Internet infrastructure. The acquisition has been accounted for as a pooling of interests pursuant to the terms of the Agreement and Plan of Reorganization dated December 8, 1999. The Company issued approximately 8,808,000 shares of Pumatech's common stock in the acquisition and assumed options and warrants that can be exercised for approximately 801,000 and 391,000 shares of Pumatech's common stock respectively.

     Prior to the acquisition, NetMind's fiscal year ended on December 31. The consolidated financial statements for the years ended July 31, 2000, 1999, and 1998 reflect the results of operations of Pumatech for the years ended July 31, 2000, 1999, and 1998 combined with the results of operations of NetMind for the corresponding periods.

     The following table shows the historical results of the Company and NetMind for the periods prior to the consummation of the merger of the two entities (in thousands):


                              SIX MONTHS ENDED         YEAR ENDED JULY 31,
                              JANUARY 31, 2000          1999         1998
                             ------------------       ---------   ---------
                                (UNAUDITED)
Revenue:
      Pumatech.............      $  13,308           $  20,043    $  22,308
      NetMind..............            465                 680           33
                             ------------------      ----------   ----------
           Combined........      $  13,773           $  20,723    $  22,341
                             ==================      ==========   ==========

Net loss:
      Pumatech.............      $  (3,092)          $  (1,676)   $  (2,699)
      NetMind..............         (3,948)             (4,152)      (1,455)
                             ------------------      ----------   ----------
           Combined........      $  (7,040)          $  (5,828)   $  (4,154)
                             ==================      ==========   ==========

     The Company incurred $6,322,000 in acquisition-related charges, principally in the fiscal third quarter ended April 30, 2000. These charges include direct transaction costs primarily for financial advisory services, legal and consulting fees and costs associated with combining the operations of the two companies.


PURCHASE COMBINATIONS

PROXINET, INC.

     On October 28, 1999, Pumatech closed the acquisition of ProxiNet, Inc. ("ProxiNet"), a software development company focusing on software that will enable users with handheld devices and wireline or wireless modems to access the Internet quickly, conveniently and securely. The consolidated financial statements include the results of operations of ProxiNet since the date of acquisition. Under the terms of the agreement, the Company issued 5,200,000 shares of Common Stock, including stock options, in exchange for all outstanding shares of ProxiNet and options to purchase shares of ProxiNet.

     The ProxiNet acquisition has been accounted for as a purchase. The total purchase price of approximately $17,384,000 (including liabilities of $2,070,000), was assigned, based on an independent appraisal, to the fair value of the assets acquired, including the following (in thousands):

Tangible assets acquired...................   $    676
In-process research and development........      4,218
Core technology............................      3,092
Acquired workforce.........................        286
Goodwill...................................      9,112
                                               -------
                                               $17,384
                                               =======

              As of the acquisition date, technological feasibility of the in-process technology has not been established and the technology has no alternative future use. Therefore, the Company expensed the in-process research and development in the first quarter of fiscal year 2000. The remaining intangible assets are being amortized using the straight-line method over the estimated useful life of the assets, 18 months to 5 years.

     The value assigned to acquired in-process research and development was determined by identifying research projects in areas for which technology feasibility had not been established as of the acquisition date. These include projects for ProxiWare-TM- and ProxiWeb-TM- technology that is currently branded as the Browse-it-TM- product. The value was determined by estimating the revenue contribution and the percentage of complete of each of these products. The projects were deemed to be 55% complete on the date of acquisition. The net cash flows were then discounted utilizing a weighted average cost of capital of 27.5%. This discount rate takes into consideration the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability levels of such technology, and the uncertainty of technological advances that could potentially impact the estimates described above. Revenues were projected to be generated in calendar 2000 for the products in development at the acquisition date. If these projects are not successfully developed our future revenues and profitability may be adversely affected. Additionally, the value of other intangible assets acquired may become impaired.

DRY CREEK SOFTWARE, LLC

     On July 14, 2000, Pumatech closed the acquisition of Dry Creek Software, LLC ("Dry Creek"), a California Limited Liability Corporation specializing in the creation of software solutions that allow for transparent data access between mobile devices, enterprise servers and Internet applications. The consolidated financial statements include the results of operations of ProxiNet since the date of acquisition. Under the terms of the agreement, the Company paid $1,987,500 in cash and issued approximately 153,000 shares of common stock in exchange for all outstanding Dry Creek membership interests.

     The Dry Creek acquisition has been accounted for as a purchase. The total purchase price of approximately $6,816,000 (including liabilities of $931,000), was assigned, based on independent appraisal, to the fair value of the assets acquired, including the following (in thousands):

Tangible assets acquired...................   $    169
Developed technology.......................        345
Core technology............................      1,414
Acquired workforce.........................        404
Goodwill...................................      4,484
                                              --------
                                              $  6,816
                                              ========

     The intangible assets acquired are being amortized using the straight-line method over the estimated useful life of the assets, 18 months to 5 years.


PRO FORMA RESULTS

     The following unaudited pro-forma consolidated financial information reflects the results of operations for the fiscal years ended July 31, 2000 and 1999, as if the acquisitions of ProxiNet and Dry Creek had occurred on August 1, 1998 and after giving effect to purchase accounting adjustments but excluding the impact of write-offs of acquired in-process technology. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on August 1, 1998 and may not be indicative of future operating results.


                                                                YEAR ENDED JULY 31,
                                                      ------------------------------------
                                                            2000                  1999
                                                      ---------------        -------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Pro-forma revenue..................................      $   31,704           $   20,922
Pro-forma net loss.................................      $  (26,326)          $  (17,832)
Pro-forma basic and diluted loss per share.........      $    (0.74)          $    (0.59)

     There were no acquisitions in fiscal 1999.


NOTE 3  BALANCE SHEET COMPONENTS

     Cash equivalents and short-term investments include available-for-sale securities as follows:

                                                        JULY 31,
                                             ----------------------------
                                                2000              1999
                                             ----------       -----------
                                                    (IN THOUSANDS)
Cash equivalents
      Commercial paper...................      $  38,927     $   9,339
      Money market funds.................         13,610         1,062
                                              ----------      ---------
                                               $  52,537     $  10,401
                                             ============    ==========
Short term investments
      Commercial paper...................      $  11,524     $  10,414
      Corporate notes.....................         1,515             -
      Certificate of deposit..............         2,000             -
      Government notes and bonds..........        10,904             -
      Auction rate preferred stock........         4,600             -
      Securities available for sale.......           225         1,463
                                             ------------    ----------
                                               $  30,768     $  11,877
                                             ============    ==========

     Realized gain on sales of available-for-sale securities was $2,221,000 and $2,650,000 for the years ended July 31, 2000 and July 31, 1999, respectively. Realized gain or loss on sales of available-for-sale securities was immaterial for the year ended July 31, 1998. The unrealized holding gain on securities was $7,000 and $883,000 at July 31, 2000 and July 31, 1999, respectively. The short-term investments have maturities of less than one year from the balance sheet date.

     Accounts receivable, net, consist of the following:

                                                                                         JULY 31,
                                                                              --------------------------------
                                                                                  2000             1999
                                                                              -------------- -----------------
                                                                                      (IN THOUSANDS)
Accounts receivable.........................................................   $     8,342    $     4,767
Less: Allowance for doubtful accounts and sales returns.....................        (1,984)        (1,607)
                                                                              ============== =================
    Accounts receivable, net................................................   $     6,358    $     3,160
                                                                              ============== =================

     Property and equipment, net, consist of the following:

                                                                                          JULY 31,
                                                                              --------------------------------
                                                                                  2000              1999
                                                                              --------------    --------------
                                                                                      (IN THOUSANDS)
 Computer equipment and software............................................    $    5,977        $    2,931
 Furniture and office equipment.............................................         2,313             1,988
 Leasehold improvements.....................................................         1,006               975
                                                                              --------------    --------------
                                                                                     9,296             5,894
 Less: Accumulated depreciation and amortization............................        (4,468)           (2,886)
                                                                              --------------    --------------
    Property and equipment, net.............................................    $    4,828        $    3,008
                                                                              ==============    ==============

     At July 31, 2000 and July 31, 1999, the Company had no equipment under capital lease. The depreciation expense for fiscal years 2000, 1999 and 1998 was $1,428,000, $1,678,000 and $1,608,000, respectively.

     Other assets consist of the following:

                                                                                          JULY 31,
                                                                              --------------------------------
                                                                                  2000              1999
                                                                              --------------    --------------
                                                                                      (IN THOUSANDS)
 Intangible assets:
    Goodwill................................................................   $   14,130        $      533
    Developed technology....................................................        5,711               861
    Workforce in place......................................................          900               210
                                                                              --------------    --------------
                                                                                   20,741             1,604
    Less: Accumulated amortization..........................................       (3,632)           (1,002)
                                                                              --------------    --------------
        Intangible assets...................................................       17,109               602
 Other long-term assets.....................................................        3,133               988
                                                                              --------------    --------------
             Other assets...................................................   $   20,242        $    1,590
                                                                              ==============    ==============

     The amortization expense for fiscal years 2000, 1999 and 1998 was $2,630,000, $459,000 and $260,000, respectively.

     Accrued liabilities consist of the following:

                                                                                          JULY 31,
                                                                              --------------------------------
                                                                                  2000              1999
                                                                              --------------    --------------
                                                                                      (IN THOUSANDS)
 Payroll related accruals..................................................     $   2,623         $   1,418
 Other accrued liabilities.................................................         1,413             1,036
                                                                              --------------    --------------
    Accrued liabilities.....................................................    $   4,036         $   2,454
                                                                              ==============    ==============

NOTE 4  REDEEMABLE CONVERTIBLE PREFERRED STOCK

     During fiscal 1999 NetMind issued approximately 4.1 million shares of Series B Redeemable Preferred Stock which converted into approximately 3.4 million shares of the Company's common stock upon completion of the NetMind merger in February 2000. Under terms of the original issuance, the Series B shares were redeemable in September 2003 and 2004, at the higher of their original issue price or fair value of the stock at the dates of redemption. The difference between the issuance price and the fair value of the Series B stock was accreted by NetMind until the date of conversion to common stock. Such accretion aggregated $3,877,000 and $4,238,000 in fiscal years 2000 and 1999, respectively.

     The following table summarizes activities related to the Redeemable Convertible Preferred Stock:

                                                                           REDEEMABLE CONVERTIBLE
                                                                               PREFERRED STOCK
                                                                       -----------------------------
                                                                          SHARES           AMOUNT
                                                                       ------------     ------------
                                                                              (IN THOUSANDS)
BALANCE AT JULY 31, 1998............................................            -        $       -

NetMind's issuance of Series B Mandatorily Redeemable
   Convertible Preferred Stock at $1.74 per share in October
   1998, net of issuance costs......................................        4,072            7,055
Accretion of Mandatorily Redeemable Convertible Preferred
   Stock to redemption value........................................            -            4,238
                                                                       ------------     ------------
BALANCE AT JULY 31, 1999............................................        4,072           11,293

Accretion of Mandatorily Redeemable Convertible Preferred
   Stock to redemption value........................................            -            3,877
Conversion of Mandatorily Redeemable Convertible Preferred
   Stock into 3,397 shares of Pumatech's common stock...............       (4,072)         (15,170)
                                                                       ------------     ------------
BALANCE AT JULY 31, 2000............................................            -        $       -
                                                                       ============     ============

NOTE 5  STOCKHOLDERS' EQUITY

     STOCK OPTION PLANS. In October 1993, the Board of Directors and stockholders adopted the 1993 Stock Option Plan ("the Plan") which provides for granting of incentive stock options ("ISOs") and nonqualified stock options ("NSOs") to purchase shares of common stock to employees, directors, consultants and advisors of the Company. To date, the Company has not granted any significant options to consultants or advisors. In accordance with the Plan, the stated exercise price shall be not less than 100% and 85% of the estimated fair market value of common stock on the date of grant for ISOs and NSOs, respectively, as determined by the Board of Directors. The Plan provides that the options shall be exercisable over a period not to exceed ten years. Options generally vest 25% one year after date of grant and 1/48th each month thereafter for the next 36 months. The Plan provides that the options may be exercised prior to the options becoming vested but the shares are subject to repurchase. If the optionee's employment is terminated for any reason, the Company has the right to repurchase any unvested shares. Options available for grant as of July 31, 2000 were approximately 311,000 shares.

     In October 1998, the Board of Directors approved the repricing of certain outstanding stock options under the Plan. Each employee, officer and director who elected to participate in the repricing program received a new option with an exercise price of $1.0938 (the fair market value on October 29, 1998). Each repriced option retained its original vesting schedule except that no portion of the option could be exercised prior to January 29, 1999. Options to purchase 4,719,032 shares were repriced pursuant to the program.

     In September of 1997, the Board of Directors approved the repricing of certain outstanding stock options under the Plan. Each employee, officer or director who elected to participate in the repricing program received a new option with an exercise price of $3.25 (the fair market value on October 3, 1997). Each repriced option retained its original vesting schedule except that no portion of the option could be exercised prior to April 3, 1998 and no vesting accrued between October 3, 1997 and April 3, 1998. Options to purchase 2,396,200 shares were repriced pursuant to this program.

     In March 2000, the Board of Directors adopted the 2000 Supplemental Stock Option Plan ("the SSOP") which provides for granting of nonqualified stock options to purchase shares of common stock to non-executive officers, employees and consultants of the Company. In accordance with the SSOP, the stated exercise price shall not be less than 85% of the estimated fair market value of common stock on the date of grant as determined by the Board of Directors. The SSOP provides that the options shall be exercisable over a period not to exceed ten years. Options generally vest 25% one year after date of grant and 1/48th each month thereafter for the next 36 months. Options available for grant as of July 31, 2000 were approximately 114,000 shares.

     The Company has assumed certain options granted to former employees of acquired companies ("Acquired Options"). All of the Acquired Options have been adjusted to effectuate the conversion under the terms of the agreements between the Company and the companies acquired. The Acquired Options generally become exercisable over a four-year period and generally expire ten years from the date of grant. No additional options will be granted under any of these plans. See
Note 2 for more information on the acquired companies.

     Stock option activity, both incentive and nonqualified, under all plans is presented as follows:

                                                                                              WEIGHTED AVERAGE
                                              OPTION SHARES           RANGE OF PRICE               EXERCISE
                                              (IN THOUSANDS)             PER SHARE             PRICE PER SHARE
                                          ----------------------  ----------------------  ----------------------
Outstanding at July 31, 1997...........            4,216              $0.10 - $8.44                  $3.63
Granted................................            3,816              $0.13 - $4.19                  $3.16
Exercised..............................             (182)             $0.10 - $3.75                  $0.59
Canceled...............................           (2,848)             $0.10 - $8.44                  $4.86
                                          ----------------------
Outstanding at July 31, 1998...........            5,002              $0.10 - $4.88                  $2.68
Granted................................            7,408              $0.13 - $2.94                  $1.30
Exercised..............................           (1,388)             $0.10 - $1.25                  $0.84
Canceled...............................           (5,934)             $0.10 - $4.88                  $2.69
                                          ----------------------
Outstanding at July 31, 1999...........            5,088              $0.10 - $2.94                  $1.16
Granted................................            5,888              $0.16 - $83.50                 $27.59
Exercised..............................           (1,529)             $0.10 - $2.94                  $0.67
Canceled...............................           (1,530)             $0.13 - $83.50                 $30.12
                                          ----------------------
Outstanding at July 31, 2000...........            7,917              $0.10 - $83.50                 $14.75
                                          ======================

     Proceeds received by the Company from exercises are credited to common stock and capital in excess of par value.

     At July 31, 2000, a total of 18,000 shares were subject to repurchase and options to purchase approximately 425,000 shares were available for future grants.

     Based on an independent appraiser's valuation report, management believes that the exercise price for certain options granted during fiscal 1996 were below the estimated fair value of the Company's stock at the dates of grant. The Company is recognizing approximately $115,000 in fiscal 1996 of compensation expense over the options' four-year vesting periods. In conjunction with certain options granted by NetMind, the Company is recognizing approximately $5,098,000 of deferred compensation expense over the options' four-year vesting periods. Accordingly, the Company booked $1,627,000, $410,000 and $28,000 of expense in fiscal 2000, 1999 and 1998, respectively.

     The following table summarizes information about stock options under the Plan outstanding at July 31, 2000:


                                                 OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                      ----------------------------------------------------------------  ------------------------------------------
                            NUMBER                                                           NUMBER
      RANGE OF            OUTSTANDING         WEIGHTED-AVERAGE                              EXERCISABLE
      EXERCISE             AT 7/31/00             REMAINING         WEIGHTED-AVERAGE         AT 7/31/00         WEIGHTED-AVERAGE
       PRICES            (IN THOUSANDS)       CONTRACTUAL LIFE       EXERCISE PRICE        (IN THOUSANDS)        EXERCISE PRICE
--------------------  --------------------  --------------------  --------------------  --------------------  --------------------
   $0.10 - $1.09              2,893                7.71                   $0.83                 2,123                $1.01
   $1.10 - $25.89             2,649                8.43                  $11.27                 1,778                $5.51
  $25.90 - $83.50             2,375                9.66                  $35.59                 1,625               $31.93
                      --------------------                                              --------------------
                              7,917                8.54                  $14.75                 5,526               $11.55
                      ====================                                              ====================

     EMPLOYEE STOCK PURCHASE PLAN. In December 1998, the Board of Directors adopted the 1998 Employee Stock Purchase Plan ("the 98ESPP") which replaced the 1996 Employee Stock Purchase Plan. The 98ESPP authorizes the issuance of 1,000,000 shares of Common Stock. The purpose of the ESPP is to provide eligible employees of the Company with a means of acquiring common stock of the Company through payroll deductions. The plan consists of four six-month purchase periods in each two-year offering period. Shares may be purchased under the ESPP at 85% of the lesser of the fair market value of the common stock on the grant or purchase date. During fiscal 2000, 141,352 shares were sold through the ESPP. Approximately 859,000 shares were available for purchase as of July 31, 2000.
     PRO FORMA INFORMATION. The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for the stock compensation plans ("the Plans") described above. Accordingly, no compensation cost has been recognized for the Plans. If compensation cost for the Plans had been determined consistent with SFAS No. 123 "Accounting for Stock-Based Compensation," the Company's net loss and loss per share would have been adjusted to the pro-forma amounts indicated below:

                                                                                YEAR ENDED JULY 31,
                                                               ------------------------------------------------
                                                                    2000             1999             1998
                                                               --------------   --------------   --------------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss attributable to common stockholders..................   $ (26,076)       $ (10,066)        $ (4,154)
                                                               ==============   ==============   ==============
Net loss attributable to stockholders - pro forma.............   $ (45,269)       $ (14,138)        $ (8,946)
                                                               ==============   ==============   ==============
Basic and diluted net loss per common share...................   $   (0.74)       $   (0.34)        $  (0.15)
                                                               ==============   ==============   ==============
Basic and diluted net loss per common share - pro forma.......   $   (1.28)       $   (0.47)        $  (0.33)
                                                               ==============   ==============   ==============

     Because the method of accounting prescribed by SFAS 123 has not been applied to options granted prior to August 1, 1995, and because the Black-Scholes option valuation model was developed for traded options and requires the input of subjective assumptions, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                       STOCK OPTION PLANS                   EMPLOYEE STOCK PURCHASE PLAN
                            ----------------------------------------  ----------------------------------------
                                       YEAR ENDED JULY 31,                      YEAR ENDED JULY 31,
                            ----------------------------------------  ----------------------------------------
                                2000          1999          1998          2000          1999          1998
                            ------------  ------------  ------------  ------------  ------------  ------------
Option life (in years).....      5.1           4.0           4.0           1.0           2.0           0.5
Risk-free interest rate....     6.24%         6.04%         5.70%         6.50%         6.04%         5.25%
Stock price volatility.....       75%           75%           75%           75%           75%           75%
Dividend yield.............       -             -             -             -             -             -

     The following is a summary of weighted-average grant date fair values:


                                                                 WEIGHTED-AVERAGE GRANT
                                                                     DATE FAIR VALUE
                                                        ----------------------------------------
                                                                   YEAR ENDED JULY 31,
                                                        ----------------------------------------
                                                            2000          1999          1998
                                                        ------------  ------------  ------------
Options granted under Stock Option Plans...............    $ 18.58       $ 1.81        $ 3.60
Shares granted under the Stock Purchase Plan...........    $  1.20       $ 1.20        $ 1.98

     COMMON STOCK WARRANTS. In July 1996, the Company agreed to issue a warrant to purchase 280,000 shares of its common stock at $2.75 per share to one of its Series C stockholders in exchange for rights to certain technology. These warrants were subsequently issued in August 1996. The aggregate value of the warrant was estimated by the Company at $175,000 and is being accounted for as purchased technology. The warrant is exercisable immediately and expires at the earlier of August 2001 or the acquisition of the Company by another entity. The purchased technology is being amortized over its estimated life.

     In conjunction with the issuance of convertible promissory notes and notes payable in fiscal 1997 and 1998, NetMind issued 91,650 shares of Series A Convertible Preferred Stock at $1.00 per share which converted into approximately 75,000 shares ($1.26 per share) of the Company's common stock upon completion of the NetMind merger in February 2000. Under terms of the original issuance, the warrants are exercisable immediately and expire five years from the date of issue.

     In conjunction with the issuance of Series A Convertible Preferred Stock in fiscal 1998, NetMind issued warrants to purchase 816,250 shares of NetMind's common stock at $0.01 per share and 73,411 shares of NetMind's common stock at $1.00 per share which converted into approximately 651,000 shares ($0.01 per share) and 58,600 shares ($1.26 per share), respectively, of the Company's common stock upon completion of the NetMind merger in February 2000. Under terms of the original issuance, the warrants are exercisable immediately and expire five years from the date of issue.

     The following summarizes the warrants outstanding at July 31, 2000:


                                                  Number of         Exercise          Term
                                                    Shares           Price           (Years)           Expiration Date
                                               ---------------  ---------------  ---------------  ---------------------------
Pumatech's common stock.......................      280,000          $ 2.75             5         August 2001
NetMind's Series A convertible preferred
   stock, converted to Pumatech's common stock        5,518          $ 1.26             5         January 2002 - June 2002
NetMind's common stock,
   converted to Pumatech's common stock.......      178,580          $ 0.01             5         August 2002 - December 2002
NetMind's common stock,
    converted to Pumatech's common stock......       41,960          $ 1.26             5         May 2003 - June 2003


     NOTES RECEIVABLE FROM STOCKHOLDERS. In October 1996, an officer of the Company purchased a total of 2,500 shares of the Company's common stock for $15,000 in exchange for a full recourse promissory note. The note bears interest at 6 percent per annum, with interest and principal due on demand. The note is secured by the common shares purchased by the officer.

     In July 1999, an officer of the Company purchased a total of 143,413 shares of the Company's common stock for $315,000 in exchange for a full recourse promissory note. The note bears interest at 5.32 percent per annum, with interest and principal payable in July 2002. The note is secured by the common shares purchased by the officer.

NOTE 6  EMPLOYEE 401(k) PLAN

     The Company has adopted a plan to provide retirement and incidental benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Employees may contribute from 1% to 20% of their annual compensation, limited to a maximum annual amount as set periodically by the Internal Revenue Service. As of fiscal 2000, the Company matches 50% of employee contributions up to a maximum of $750 per year per person. Employee contributions vest immediately, whereas Company matching contributions vest at a rate of 25 percent per year after first year of employment. At the direction of each employee participant, the trustee of the 401(k) plan invests the contributions to the 401(k) plan in selected investment options. The Company's matching contributions to the 401(k) plan were approximately $74,000 in fiscal 2000.


NOTE 7  LONG-TERM NOTES PAYABLE

     The Company's long-term notes payable includes the following:

                                                                               JULY 31,
                                                                      --------------------------
                                                                          2000          1999
                                                                      ------------  ------------
                                                                            (IN THOUSANDS)
Equipment line, 9.3% average rate, payable through March 2003........      $ 561       $ 325
Borrowings under unsecured line of credit............................          8           -
                                                                      ------------  ------------
                                                                             569         325
Less: Short-term portion of notes payable............................        259         325
                                                                      ------------  ------------
    Long-term notes payable..........................................      $ 310       $   -
                                                                      ============  ============

     In June 1999, NetMind entered into a loan and security agreement that provided a $1,000,000 revolving credit line and a $750,000 equipment line to NetMind. Borrowings under the revolving credit line bear interest at a per annum rate equal to the prime rate plus one half of one percent. Borrowings under the equipment line bear interest at a per annum rate equal to the prime rate plus one percent. Equipment acquired is pledged as collateral. At July 31, 2000, $561,000 was outstanding on the equipment line and no outstanding balance drawn on the revolving credit line.

     Dry Creek maintains a $10,000 unsecured line of credit. Borrowings under the line of credit bear interest at the bank's reference rate (9.5% at July 31, 2000) plus 7.375 percent. At July 31, 2000, $7,850 was outstanding under this line of credit.

     Principal payments required on long-term debt outstanding at July 31, 2000, are as follows:

                  Fiscal year ending July 31,                             (IN THOUSANDS)
                  2001................................................       $ 259
                  2002................................................         228
                  2003................................................          82
                                                                        ------------------
                      Total principal payments on long-term debt......       $ 569
                                                                        ==================

NOTE 8  COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities under operating leases that expire at various dates through April 2006. The leases provide for escalating lease payments.

     Future minimum lease payments, at July 31, 2000 were as follows:

                                                                                    OPERATING
                                                                                     LEASES
                                                                               ------------------
                                                                                 (IN THOUSANDS)
 Fiscal year ending July 31,
        2001..................................................................      $ 1,413
        2002..................................................................        1,416
        2003..................................................................          994
        2004..................................................................        1,085
        2005..................................................................        1,094
        Thereafter............................................................        1,097
                                                                               ------------------
           Total future minimum lease payments................................      $ 7,099
                                                                               ==================

     Total rent expense was approximately $1,225,000, $1,161,000, and $1,246,000 for the years ended July 31, 2000, 1999 and 1998 respectively.

     The Company is also committed to invest additional $3,750,000 in Azure Venture Partners, LLP in fiscal 2001.

     The Company is involved in litigation arising from the normal course of business. In management's opinion, this litigation is not expected to materially impact the Company's consolidated results of operations or financial condition.

NOTE 9 OTHER INCOME (EXPENSE)

     Other income (expense), net, consists of the following:


                                                                          YEAR ENDED JULY 31,
                                                         --------------------------------------------------
                                                              2000             1999              1998
                                                         ---------------   --------------   ---------------
                                                                           (IN THOUSANDS)
 Interest income.......................................    $ 2,918           $ 1,214          $ 1,158
 Interest expense......................................        (58)              (17)             (43)
 Other expenses, net...................................        (58)              (55)             (38)
 Realized gains........................................      2,221             2,650                -
 Miscellaneous income..................................          -                76                -
                                                         ---------------   --------------   ---------------
    Total other income, net............................    $ 5,023           $ 3,868          $ 1,077
                                                         ===============   ==============   ===============

NOTE 10  INCOME TAXES

     The income tax provision for the years ended July 31, 2000, 1999 and 1998 is summarized as follows:

                                                                          YEAR ENDED JULY 31,
                                                         -------------------------------------------------
                                                             2000              1999             1998
                                                         --------------   ---------------   --------------
                                                                          (IN THOUSANDS)
 Current
      Federal..........................................    $       20        $       -         $      13
      State............................................            32                3                26
      Foreign withholding tax..........................           580              712             1,125
                                                         --------------   ---------------   --------------
                                                             $    632        $     715         $   1,164
                                                         ==============   ===============   ==============

     Deferred tax assets are summarized as follows:

                                                                                        JULY 31,
                                                                            --------------------------------
                                                                                 2000              1999
                                                                            --------------    --------------
                                                                                      (IN THOUSANDS)
 Deferred tax assets are summarized as follows (in thousands):
   Net operating loss carryforwards......................................     $  5,446          $  2,183
   Alternative minimum tax credit carryforwards..........................           78                78
   Research and development credit carryforwards.........................        1,226               782
   Foreign tax credit carryforwards......................................        1,923             1,343
   Other.................................................................        1,157               941
                                                                            --------------    --------------
      Total deferred tax assets..........................................        9,830             5,327
   Deferred tax asset valuation allowance................................       (9,830)           (5,327)
                                                                            --------------    --------------
                                                                              $      -          $      -
                                                                            ==============    ==============

     Except for fiscal 1997, the Company has incurred losses from inception through fiscal 2000. Management believes that, based on the history of such losses and other factors, the weight of available evidence indicates that it is more likely than not that the Company will not be able to realize its deferred tax assets and thus a full valuation reserve has been recorded at July 31, 2000 and 1999.

     A reconciliation of the income tax provision to the amount computed by applying the statutory federal income tax rate to income (loss) before income tax provision is summarized as follows:

                                                                          YEAR ENDED JULY 31,
                                                         --------------------------------------------------
                                                              2000             1999              1998
                                                         ---------------   --------------   ---------------
                                                                           (IN THOUSANDS)
 Amounts computed at statutory federal rate............    $  (7,548)        $  (1,739)      $   (1,017)
 Foreign withholding taxes.............................          580               712            1,125
 Non deductible amortization and in-process research
   and development.....................................        3,097                 -              288
 Utilization of foreign tax credits....................            -                 -             (190)
 Utilization of tax loss carryforwards.................            -                 -             (359)
 Future benefits not currently recognized..............        4,503             1,742            1,317
                                                         ---------------   --------------   ---------------
                                                           $     632         $     715       $    1,164
                                                         ===============   ==============   ===============

     At July 31, 2000, the Company has $1,226,000 of federal and state research and development credit carryforwards, $1,923,000 of foreign tax credit carryforwards and $148,000 of alternative minimum tax credit carryforwards. The Company also has $14,860,000 and $5,400,000 of federal and state net operating loss carryforwards, respectively.

NOTE 11  NET INCOME (LOSS) PER SHARE

     In accordance with disclosure requirements of SFAS No. 128, a reconciliation of the numerator and denominator of basic and diluted net loss per share calculations is provided as follows:

                                                                        YEAR ENDED JULY 31,
                                                         --------------------------------------------------
                                                              2000             1999              1998
                                                         ---------------   --------------   ---------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
NUMERATOR:
Net loss attributable to common stockholders............  $  (26,076)       $  (10,066)      $   (4,154)
                                                         ===============   ==============   ===============

DENOMINATOR:
Weighted average shares outstanding used to compute
    basic and diluted net loss per common share.........      35,319            29,970           27,224
                                                         ===============   ==============   ===============

Basic and diluted net loss per share....................  $    (0.74)       $    (0.34)      $    (0.15)
                                                         ===============   ==============   ===============

     As a result of net loss incurred by the Company in fiscal 2000, 1999 and 1998, potential common shares attributable to mandatorily redeemable preferred stock, stock options and warrants were antidilutive and were excluded from net loss per share calculations. Total potential common shares, the corresponding weighted averages of which were excluded from net loss per share calculations in fiscal 2000, 1999 and 1998, were 8,142,568, 9,247,669 and 5,764,443, respectively.


NOTE 12  BUSINESS SEGMENTS

     Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance. The Company's chief operating decision maker is the chief executive officer. To date the Company has reviewed its operations principally in a single segment. The chief operating decision maker assesses performance based on the gross profit generated by this segment.

     The Company operates in a single industry segment encompassing the development, marketing and support of mobile data exchange software. The Company markets its products to customers in North America, Asia and Europe. The Company's customer base consists primarily of large OEMs in the PC market and selected distributors in North America, Africa, Asia, Australia, Europe, New Zealand and South America which primarily market to the retail channel.

     Revenue information by geographic region is as follows:

                                                                          YEAR ENDED JULY 31,
                                                         --------------------------------------------------
                                                              2000             1999              1998
                                                         ---------------   --------------   ---------------
                                                                           (IN THOUSANDS)
 North America..........................................  $   22,786        $   12,366       $   11,714
 Japan..................................................       6,822             7,134            9,888
 Other International....................................       1,205             1,223              739
                                                         ---------------   --------------   ---------------
   Total revenue........................................  $   30,813        $   20,723       $   22,341
                                                         ===============   ==============   ===============

     Revenue information by product group is as follows:


                                                                          YEAR ENDED JULY 31,
                                                         --------------------------------------------------
                                                              2000             1999              1998
                                                         ---------------   --------------   ---------------
                                                                           (IN THOUSANDS)
 Intellisync for Notebook and TranXit royalty revenues..  $    4,724        $    6,130        $  10,818
 Enterprise products....................................      14,144             9,114            7,172
 MAP products and licensing ............................       8,817             3,840              487
 Service................................................       3,128             1,639            3,864
                                                         ---------------   --------------   ---------------
   Total revenue........................................  $   30,813        $   20,723        $  22,341
                                                         ===============   ==============   ===============

     Substantially all of the Company's long lived assets are in the United States.


NOTE 13  RECENT ACCOUNTING PRONOUNCEMENTS

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company is required to adopt SFAS No. 133 effective August 1, 2000. The Company does not engage in hedging activities and do not buy or sell derivative instruments. Therefore, the Company does not believe that application of this statement will have any effect on its consolidated financial statements.

REVENUE RECOGNITION AND FINANCIAL STATEMENTS

     In December 1999, the Securities and Exchange Commission ("SEC") issued SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB 101 summarized certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 must be implemented by the Company no later than its fourth fiscal quarter of fiscal 2001. The Company is reviewing the requirements of SAB 101 and currently believes that its revenue recognition policy is consistent with the guidance of SAB 101.

CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION

     In March 2000, FASB issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25." FIN 44 clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 became effective on July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The Company does not expect the application of FIN 44 to have a material impact on the Company's financial position or results of operations.

ACCOUNTING FOR CERTAIN SALES INCENTIVES

     In May 2000, the EITF released issue No. 00-14 "Accounting for Certain Sales Incentives", which provides guidance on the accounting for certain sales incentives offered by companies to their customers such as discounts, coupons, rebates and products or services. EITF 00-14 is effective for all fiscal quarters beginning after May 18, 2000 and addresses the recognition, measurement and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of a single exchange transaction. The provisions of EITF 00-14 will require the Company to classify free product and service incentives delivered to customers at the time of sale as cost of sales in its consolidated statement of operations. The Company does not expect the application of EITF 00-14 to have a material impact on the Company's financial position or results of operations.

ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS

     In August 2000, the EITF reached tentative conclusions on issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 addresses the income statement classification of amounts billed to a customer for shipping and handling costs as well as the classification of amounts incurred for shipping and handling costs. The EITF tentatively concluded that amounts billed to customers in sales transactions related to shipping and handling should be classified as revenue, and any costs incurred should be classified as cost of goods sold. The Company will be required to adopt EITF 00-10 for all reporting periods ending after the date final conclusions are reached. The Company does not expect the application of EITF 00-10 to have a material impact on the Company's financial position or results of operations.

NOTE 14  RESTRUCTURING

     In the first quarter of fiscal year 1999, the Company implemented a restructuring program for the purpose of consolidating the majority of engineering and development work at existing facilities in Nashua, New Hampshire. As part of this program, the Company implemented a reduction in force of approximately 40 positions that primarily affected the engineering group located at the San Jose, California facility. The severance costs were $210,000. As of July 31, 1999, there was no unused balance.

     Also as part of the restructuring, the Company vacated a portion of the San Jose, California facility, as well as a facility in Nashua, New Hampshire. The restructure charge was $558,000. The unused balance as of July 31, 2000 was $221,000.


NOTE 15  SUBSEQUENT EVENT

     On October 9, 2000, the Company amended the non-binding letter of intent dated September 22, 2000 in which it agreed to negotiate an asset purchase of the business operations of The Windward Group, a wholly-owned subsidiary of Vanteon Corporation ("Vanteon") for aggregate consideration of approximately $15 million, consisting of approximately $12 million in cash and $3 million in common stock. The common stock will be subject to escrow for a period of one year and would be released to Vanteon based on minimum bookings thresholds. Under the terms of the letter of intent, the Company and Vanteon agreed to reach a definitive agreement by October 13, 2000 and to close the transaction no later than October 31, 2000.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Puma Technology, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Puma Technology, Inc. and its subsidiaries at July 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP



San Jose, California
August 21, 2000,
except as to Note 15, which is as of October 9, 2000